As filed with the Securities and Exchange Commission on March 18, 2011.
Registration No. 333-168397

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SIGE SEMICONDUCTOR, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3674	98-0395854
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

200 Brickstone Square
Suite 203
Andover, MA 01810
(978) 327-6850
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sohail A. Khan
President and Chief Executive Officer
SiGe Semiconductor, Inc.
200 Brickstone Square
Suite 203
Andover, MA 01810
(978) 327-6850

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jocelyn M. Arel, Esq. James R. Kasinger, Esq. Goodwin Procter LLP Exchange Place Boston, MA 02109 Telephone: (617) 570-1000 Facsimile: (617) 523-1231	D. Rhett Brandon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders is soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated March 18, 2011
PROSPECTUS

           Shares

Common Stock

This is an initial public offering of shares of common stock of SiGe Semiconductor, Inc. We are offering           shares of our common stock and the selling stockholders identified in this prospectus are offering an additional           shares of our common stock. We will not receive any of the proceeds from the sale of the shares of our common stock offered by the selling stockholders. Prior to this offering, there has been no public market for our common stock.

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “SIGE.”

It is currently estimated that the initial public offering price per share will be between $      and $     .

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions
Proceeds, before expenses, to SiGe Semiconductor, Inc.
Proceeds, before expenses, to the selling stockholders

To the extent that the underwriters sell more than           shares of common stock, the underwriters have a 30-day option to purchase up to an additional     shares from the selling stockholders at the initial public offering price, less the underwriting discount.

The underwriters expect to deliver the shares against payment on or about          , 2011

Barclays Capital	Deutsche Bank Securities

RBC Capital Markets	Needham & Company, LLC	Canaccord Genuity	Raymond James

The date of this prospectus is          , 2011.

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any information to which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted.

Until          , 2011 (25 days after commencement of this offering), all dealers that buy, sell, or trade our shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States:  Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our historical financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” As used in this prospectus, “we,” “SiGe,” the “company,” “us,” “our” and similar designations refer to SiGe Semiconductor, Inc. on a consolidated basis, unless otherwise indicated. Unless otherwise stated, all years refer to our fiscal year.

Overview

We are a leading provider of highly integrated radio frequency, which we refer to as RF, semiconductor front end solutions that enable wireless connectivity across a wide range of applications. Our innovative solutions integrate multiple RF functions into a single semiconductor device to deliver an optimal combination of performance, size, power output and efficiency. Our predominant use of standard silicon based processes and fabless manufacturing model enables us to achieve high levels of functional integration, leverage the economies of scale of high volume manufacturing technology, maintain low costs and accelerate our time-to-market. We have shipped more than 700 million front end solutions since our inception, primarily consisting of Wi-Fi front end modules and power amplifiers.

Our solutions are incorporated into a broad range of products, including desktop and laptop computers and peripherals, consumer and enterprise networking equipment and home entertainment devices. We have recently entered the smartphone and mobile Internet device markets and recently began shipping Wi-Fi front end modules to one of the world’s leading mobile handset manufacturers. Though our revenues to date from this manufacturer have not been material, we aim to steadily increase these revenues and expand our sales of Wi-Fi front end modules in the smartphone and mobile Internet device markets. In addition, we recently introduced our first solutions for cellular infrastructure and smart energy applications. We have developed RF front end solutions for a variety of wireless communications protocols, including Wi-Fi, Global Positioning System, which we refer to as GPS, Bluetooth and certain smart energy protocols including ZigBee. We have also developed RF components for several 3G and 4G wireless broadband protocols. While we have historically used a combination of silicon and non-silicon based process technologies to meet the needs of our customers, we believe our predominant use of silicon based technologies positions us to effectively meet the integration and performance demands of an array of high volume RF applications.

We work with leading reference design partners such as Atheros Communications Inc., Broadcom Corporation, Cambridge Silicon Radio plc, Marvell Technology Group Ltd., and Ralink Technology Corporation to qualify and market our products. According to publicly available information, our products have been incorporated into devices branded by leading original equipment manufacturers, which we refer to as OEMs, including Apple Inc., Cisco Systems, Inc., Hewlett-Packard Company, Lenovo Group Limited, NETGEAR, Inc., Nintendo Co., Ltd., Panasonic Corporation, Samsung Group, and Technicolor S.A. (formerly known as Thomson S.A.). We primarily sell our solutions to original design manufacturers, which we refer to as ODMs, including Hon Hai Precision Industry Company Ltd., together with its subsidiaries Ambit Microsystems Ltd. and Foxconn Electronics Inc. (collectively referred to as Hon Hai), and Universal Scientific Industrial Co., Ltd., to distributors such as Promaster Technology Corp. and RichPower Electronic Devices Co. and, to a lesser extent, directly to OEMs. Substantially all of our sales are made on a purchase order basis, not under long-term supply contracts, and we depend on a small number of customers for a substantial portion of our revenue.

We have grown our revenue by more than 40% annually in six of the last eight fiscal years. For the fiscal year ended December 31, 2010, we generated revenue of $103.3 million and net income of $7.0 million. We had an accumulated deficit of $108.0 million as of December 31, 2010. Our product mix has changed over time in response to greater demand for more integrated solutions and a relative decrease in demand for discrete components. Our revenue from the sale of integrated front end solutions grew from less than 20% of revenue in fiscal 2004 to more than 75% of revenue in fiscal 2010.

Our Industry

Wireless connectivity continues to evolve from delivering basic voice and data services to enabling rich multimedia experiences through always-connected devices. The expansion of broadband multimedia content, including Voice over Internet Protocol, streaming video, online gaming and social networking, as well as the proliferation of smart energy technologies, are driving increasing demand for wireless connectivity. Wi-Fi has become the standard protocol for residential and office wireless networking. Many cellular service providers are actively expanding the use of Wi-Fi networks in addition to their 3G and 4G cellular networks to help manage increases in data traffic and to address gaps in network coverage. Other wireless protocols, including 3G and 4G cellular, GPS, Bluetooth and certain protocols for smart energy networking are being used for applications such as voice and data services, location-based services, wireless peripherals and smart energy devices. Based on estimates published by IDC, a leading independent market research firm, total unit shipments of Wi-Fi and GPS semiconductors are expected to increase from 609 million in 2010 to 962 million in 2013, representing a compound annual growth rate of 17%.

RF semiconductors are fundamental to enabling wireless connectivity, serving two basic functions: converting RF signals into analog signals suitable for conversion to digital signals, and converting analog signals into RF waves suitable for transmission through the air. Key components of a wireless semiconductor chipset include a baseband processor, a transceiver or receiver and an RF front end, which incorporates one or more power amplifiers, low noise amplifiers, filters, diplexers, RF switches, power regulators, and control interfaces. RF semiconductors often must enable multiple inputs, outputs and frequency bands while minimizing the interference between components, all of which increase the complexity of RF integration. A high-end smartphone, for example, can have multiple RF front ends to support dual-band cellular, Wi-Fi, GPS, and Bluetooth functionality. These requirements for greater RF functionality have led to an increase in RF semiconductor content in wireless devices. As RF semiconductor content continues to increase, we believe there are significant opportunities for further advancements in RF integration, while also improving performance, range, power efficiency and interoperability.

Our Solution and Competitive Strengths

We believe that in the market for Wi-Fi, GPS, Bluetooth and smart energy wireless networking, RF front ends, and in the market for certain 3G and 4G cellular RF components, many of our silicon based solutions achieve equal or better performance than products manufactured with specialty materials, such as gallium arsenide, which we refer to as GaAs, while simultaneously exceeding the functional integration limits, heat dissipation properties and production yields typical of solutions based on these specialty materials. While solutions based on specialty materials generally outperform silicon based solutions in certain wireless markets, we believe our solutions are optimized for performance, size, power output and efficiency in the markets we target. The strengths of our solution and of our business include:

•	Ability to Deliver High Performance RF Front End Solutions. Our product development expertise is based on deep RF design capabilities and understanding of the manufacturing process technologies required to produce high-performance RF front end semiconductors. We believe our ability to incorporate multiple communications channels and protocols into a single semiconductor device enables us to deliver plug-and-play solutions that increase overall system performance.

•	Highly Integrated, Silicon Based RF Front End Solutions. Our use of silicon based materials has enabled us to develop single device, integrated RF front end solutions that include power amplifiers, RF switches, low noise amplifiers, filters, diplexers, control interfaces, power regulators and related passive circuitry. Increased functional integration reduces the physical footprint, power consumption and cost of our RF front end solutions.

•	Improved Ease-of-Use and Support for our Customers. We believe our ability to integrate various RF front end functions into a single semiconductor device enables us to provide plug-and-play solutions that are easier for our customers to integrate into their end products, reducing time-to-market. We work with many leading wireless reference design partners, OEMs and ODMs to develop RF solutions that further simplify the adoption of our products by end customers and provide local application technical support to ensure our RF front end solutions meet the specifications of our end customers.

•	Advanced RF Engineering Capabilities Utilizing Silicon Based Processes. Our 15 year operating history has provided us with expertise in a range of silicon and non-silicon semiconductor materials and processes. We believe our predominant use of silicon technologies, which have more mature design and simulation tools, enables us to better test our designs prior to fabrication, shorten the time from development to production, and improve production yields.

•	Market Leadership in High Volume Markets. We have shipped over 700 million units since our inception and have been recognized as the global market leader in Wi-Fi front end modules and power amplifiers. In addition, we believe we hold significant market share in high volume markets such as desktop and laptop computers, consumer and enterprise networking equipment, home entertainment devices and printers.

•	Highly Efficient and Scalable Fabless Business Model. We benefit from a fully outsourced manufacturing model using third party semiconductor foundries and assembly and test contractors. By using this model, we incur lower capital expenditures, require fewer personnel and avoid operating costs stemming from idle capacity while maintaining greater flexibility to obtain additional production capacity during periods of increased demand.

•	Established Base of Leading OEM and ODM Customers and Reference Design Partners. We have established strong relationships with multiple leading global reference design partners, OEMs and ODMs that integrate our RF front end solutions into their reference designs and products. These close relationships have enabled us to obtain visibility into our partners’ and our customers’ future feature and functionality requirements and to develop substantial system-level knowledge to optimize our products and accelerate our time-to-market.

Our Growth Strategies

We intend to maintain and extend our position as a leading provider of highly integrated RF semiconductor front end solutions that enable wireless connectivity across a wide range of applications by pursuing the following growth strategies:

•	Pursue Opportunities in Rapidly-Growing, High Volume Markets. We intend to maintain our leadership in existing markets while also pursuing opportunities in new rapidly-growing, high volume markets. Our strategy to continue this expansion includes targeting markets that require large manufacturing volumes, high performance and quality specifications, and functional integration for wireless connectivity.

•	Expand Product Portfolio to Capture Additional RF Semiconductor Content. We plan to expand our range of silicon based RF front end solutions through continued integration of RF functionality to capture additional RF semiconductor content in wirelessly connected devices.

•	Leverage Our Silicon Design Expertise in RF Semiconductors. We intend to continue optimizing our existing designs to provide enhanced functionality for RF applications. Utilizing silicon based technologies, we plan to continue to meet customers’ increasing demand for wireless RF solutions that support multiple communications protocols with faster transmission speeds, greater numbers of simultaneous connections, better signal integrity and performance characteristics, smaller size, and lower cost.

•	Increase Breadth and Depth of our Customer and Partner Relationships Through Collaboration. We intend to continue expanding our end customer and reference design partner relationships through collaboration on critical design and product development activities to enable the optimization of their products for performance, yield, cost and time-to-market. In addition, we have invested capital to significantly expand our reference design activities with new design partners to pursue opportunities in existing and new markets.

Risks Related to Our Business

Investing in our company entails a high degree of risk, including those summarized below and those more fully described in the “Risk Factors” section beginning on page 11 of this prospectus. You should consider such risks carefully before deciding to invest in our common stock. These risks include, among others:

•	We depend on a small number of customers for a substantial portion of our revenue, and the loss of, or a significant reduction in orders from, one or more of our major customers could have a material adverse effect on our revenue and operating results;

•	We depend on a small number of reference design partners, and changes in, or termination of, our relationship with a reference design partner could have a material adverse effect on our operating results. In addition, winning business is subject to competitive selection processes that require us to incur significant expenditures without any assurance of corresponding revenue and, even if we win business, if the product offerings of our reference design partners, OEMs and ODMs are not commercially successful, our revenue and business could suffer;

•	If our reference design partners successfully integrate RF front end capability into other semiconductors in a cost effective manner and they prefer these semiconductors over our solutions, we may not be able to compete effectively, our revenue will decline and our business will be harmed;

•	We have a history of net losses since inception, and we may not achieve or sustain profitability in the future;

•	We may not sustain our growth rate, and we may not be able to manage any future growth effectively; and

•	Our operating results are subject to substantial quarterly and annual fluctuations, including seasonal fluctuations, and may fluctuate significantly due to a number of factors that could adversely affect our business and our stock price.

Corporate Information

We commenced operations in Canada in 1996. We initially conducted operations through SiGe Microsystems Inc., a Canadian company, which was renamed SiGe Semiconductor Inc. in 2001. We also refer to SiGe Semiconductor Inc. as SiGe Canada. In 2002, the stockholders of SiGe Canada voted to effect a corporate reorganization under which SiGe Semiconductor, Inc., the issuer of shares in this offering, was incorporated in Delaware to become the parent company of SiGe Canada. In connection with this corporate reorganization, holders of outstanding shares of SiGe Canada received exchangeable shares of SiGe Canada that are exchangeable for shares of SiGe Semiconductor, Inc., and both SiGe Semiconductor, Inc. and SiGe Canada issued preferred stock in an equity financing transaction. The consummation of the corporate reorganization was a condition to the investment by the investors in the equity financing.

As of the date of this prospectus, we have four direct wholly-owned subsidiaries as set forth below under “Corporate Organization.” SiGe Canada is our operating company located in Canada, which engages primarily in engineering, quality, manufacturing logistics, finance, legal, information systems, purchasing and customer invoicing activities. SiGe Semiconductor (U.S.), Corp. is our operating company located in the United States, which engages primarily in engineering, marketing and administrative activities. SiGe Semiconductor (Europe) Limited is our operating company located in the United Kingdom, which engages primarily in engineering activities. SiGe Semiconductor (Hong Kong) Limited is our operating company located in Hong Kong, which engages primarily in engineering, customer engineering support, manufacturing logistics and sales activities.

We are headquartered in Andover, Massachusetts, with offices in Canada, Hong Kong, England and California. Our principal executive offices are located at 200 Brickstone Square, Suite 203, Andover, Massachusetts 01810, and our telephone number is (978) 327-6850. Our web site address is www.sige.com. The information on, or accessible through, our web site is not part of this prospectus.

We use various trademarks and trade names including, without limitation, “SiGe” and “SiGe Semiconductor, enabling wireless multimedia.” This prospectus also includes other trademarks of SiGe Semiconductor, Inc. and trademarks of other persons that are the property of their respective holders.

Corporate Organization

The following chart reflects our organizational structure as of the date of this prospectus:

THE OFFERING

Common stock offered by us	shares

Common stock offered by selling stockholders	shares

Common stock to be outstanding immediately after this offering	shares

Underwriters’ option to purchase additional shares	The underwriters have an option to purchase a maximum of additional shares of common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of Proceeds	We estimate that we will receive net proceeds from the sale of shares of our common stock in this offering of approximately $ , after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use our net proceeds from this offering for working capital and other general corporate purposes. We will not receive any proceeds from the common stock sold by the selling stockholders in this offering. See “Use of Proceeds” in this prospectus.

Proposed NASDAQ Global Market symbol	SIGE

The number of shares of common stock to be outstanding immediately after this offering is based on 78,995,688 shares outstanding as of December 31, 2010 and excludes:

•	19,863,355 shares of common stock issuable upon exercise of outstanding options as of December 31, 2010 at a weighted average exercise price of $0.31 per share (of which, options to acquire 15,131,893 shares of common stock are vested as of December 31, 2010);

•	shares of common stock reserved for future issuance under our 2011 Stock Option and Incentive Plan, which will become effective in connection with this offering (which includes 540,957 shares reserved for future grant or issuance under our 2002 Stock Plan, as amended, which will be added to the shares to be reserved under our 2011 Stock Option and Incentive Plan upon the effectiveness of the 2011 Stock Option and Incentive Plan);

•	shares of our common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective in connection with this offering;

•	255,000 options to purchase Standard Common Stock approved by our Board of Directors on February 16, 2011; and

•	986,500 options to purchase Standard Common Stock approved by our Board of Directors subject to a 3,000,000 increase in the number of shares of Standard Common Stock reserved under the 2002 Plan which was approved by stockholders on March 15, 2011.

Except as otherwise indicated, all information in this prospectus:

•	gives effect to the issuance of an aggregate of 14,167,285 shares of our common stock issuable upon the automatic exchange of all of the outstanding common exchangeable shares of our subsidiary SiGe Semiconductor Inc., a company organized under the laws of Canada, which we also refer to as SiGe Canada, in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus;

•	gives effect to the automatic conversion of all outstanding shares of our preferred stock, including all shares of our preferred stock issued in exchange for all of the outstanding Class A-1 Exchangeable Shares, or preferred exchangeable shares, of SiGe Canada, into an aggregate of 19,353,591 shares of our common stock in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus;

•	gives effect to the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated by-laws immediately upon the completion of this offering; and

•	assumes no exercise by the underwriters of their option to purchase up to an additional shares of common stock from the selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statement of operations data presented below for the years ended January 2, 2009, or fiscal 2008, January 1, 2010, or fiscal 2009, and December 31, 2010, or fiscal 2010, have been derived from our audited annual consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of future operating results. You should read this summary consolidated financial data in conjunction with the sections entitled “Risk Factors,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Fiscal
	2008	2009	2010
	(in thousands, except per share amounts)

Consolidated Statement of Operations Data:
Revenue	$96,921	$82,602	$103,318
Cost of revenue	63,233	53,584	66,526

Gross profit	33,688	29,018	36,792
Operating expenses:
Research and development	16,402	15,052	14,449
Selling, general and administrative	21,569	18,489	17,846
Restructuring	(120)	—	—

	37,851	33,541	32,295

(Loss) income from operations	(4,163)	(4,523)	4,497
Interest income, net	380	167	32

(Loss) income before income taxes	(3,783)	(4,356)	4,529
Income taxes (recovery)	17	21	(2,515)

Net (loss) income and comprehensive (loss) income	(3,800)	(4,377)	7,044
Accretion to redemption value of preferred stock	(39)	(39)	(40)
Net income allocated to redeemable convertible preferred stockholders	—	—	(2,920)

Net (loss) income attributable to common stockholders	$(3,839)	$(4,416)	$4,084

	Fiscal
	2008	2009	2010
	(in thousands, except per share amounts)

Net (loss) income per share:(1)
Net (loss) income per share attributable to common stockholders
Basic	$(0.06)	$(0.07)	$0.07

Diluted	(0.06)	(0.07)	0.06

Shares used to compute net (loss) income per share attributable to common stockholders
Basic	59,763	60,100	59,898
Diluted	59,763	60,100	72,908
Pro forma net income per share attributable to common stockholders (unaudited)(2)
Basic			$0.09

Diluted			0.08

Shares used to compute pro forma net income per share attributable to common stockholders (unaudited)(2)
Basic			79,252
Diluted			92,262

	As of December 31, 2010
			Pro Forma
	Actual	Pro Forma(2)	As Adjusted(3)
	(in thousands)

Balance Sheet Data:
Cash and cash equivalents	$10,392	$10,392
Working capital(4)	22,521	22,521
Total assets	42,479	42,479
Redeemable convertible preferred stock	19,947	—
Total stockholders’ equity	8,609	28,556

(1)	See note 1(q) to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate net (loss) income per share attributable to common stockholders, including the method used to calculate the number of shares used in the computation of the per share amounts.

(2)	The pro forma data in the tables above reflects (i) the issuance of an aggregate of 14,167,285 shares of our common stock issuable upon the automatic exchange of all of the outstanding common exchangeable shares of SiGe Canada in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus; and (ii) the automatic conversion of all outstanding shares of our preferred stock, including all shares of our preferred stock issued in exchange for all of the outstanding preferred exchangeable shares of SiGe Canada, into an aggregate of 19,353,591 shares of our common stock in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus.

(3)	The pro forma as adjusted balance sheet data in the table above reflects our receipt of the estimated net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(4)	Working capital is equal to current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks, or other risks that are currently unknown or unforeseen by us, could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We depend on a small number of customers for a substantial portion of our revenue, and the loss of, or a significant reduction in orders from, one or more of our major customers could have a material adverse effect on our revenue and operating results.

In fiscal 2010, Hon Hai, Promaster, Universal Scientific Industrial and RichPower accounted for 26%, 27%, 10% and 15% of our revenue, respectively, and collectively accounted for 78% of our revenue for this period. Our operating results for the foreseeable future will continue to depend on sales to a relatively small number of customers and on the ability of these customers to sell products that incorporate our RF front end solutions. In addition, adverse economic conditions have caused in the past, and in the future may cause, sales of our solutions to decrease. Substantially all of our sales to date have been made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us. In the future, these customers may decide not to purchase our solutions at all, may purchase fewer solutions than they did in the past, or may otherwise alter their purchasing patterns. To attract new customers or retain existing customers, we may offer favorable prices on our solutions, which could adversely affect our average selling prices and gross margins.

We depend on a small number of reference design partners, and changes in, or termination of, our relationship with a reference design partner could have a material adverse effect on our operating results. In addition, winning business is subject to competitive selection processes that require us to incur significant expenditures without any assurance of corresponding revenue and, even if we win business, if the product offerings of our reference design partners, OEMs and ODMs are not commercially successful, our revenue and business could suffer.

We work closely with our reference design partners on the development of reference designs that incorporate our RF front end solutions and the qualification of these designs at OEMs and ODMs. We collaborate with a small number of reference design partners to market and sell our solutions to OEMs and ODMs. Adverse changes in, or termination of, our relationship with any reference design partner could result in a reduction in our sales to key customers or an inability to attract new customers and could materially and adversely affect our revenue and results of operations. A reference design typically consists of a fully functional and fully tested wireless chipset solution consisting of a front end solution, a transceiver and a baseband processor, which is evaluated as a whole by OEMs and ODMs through a rigorous design selection process. These selection processes are typically lengthy and can require us to incur significant design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. Our reference design partners may not win the competitive selection process, and we may never generate any revenue despite incurring significant design and development expenditures. These risks are exacerbated by the fact that some of our customers’ products have short life cycles. Failure to obtain a design win could prevent us from earning any revenue from an entire generation of an end customer’s product. This could cause us to lose revenue, require us to write off obsolete inventory and weaken our position in future competitive selection processes.

Our OEM and ODM customers generally take a considerable amount of time to evaluate a reference design. The period from early engagement to high volume production typically takes six to 12 months for existing customers and 12 to 18 months for new customers. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans, causing us to lose anticipated sales, which could materially and adversely affect our business, financial condition and results of operations.

If our reference design partners fail to obtain design wins that include our solutions, our business could be materially and adversely affected. Furthermore, even if our solutions are incorporated into a reference design and an OEM’s end product, we cannot be assured that the product offering will be commercially successful or that we will receive any revenue. If the products incorporating our solutions fail to meet customer demands or otherwise fail to achieve market acceptance, our revenue and business will suffer.

If our reference design partners successfully integrate RF front end capability into other semiconductors in a cost effective manner and they prefer these semiconductors over our solutions, we may not be able to compete effectively, our revenue will decline and our business will be harmed.

Our solutions provide RF signal amplification, switching and filtering as part of a multi-chip or multi-component wireless chipset solution. Certain of our reference design partners integrate some of the RF front end capabilities that our solutions provide into other semiconductors. If they are able to produce these integrated solutions in a cost-effective manner and if some or all of the wireless functionality that our solutions provide becomes commonly integrated with other functionality that we are unable to provide, the demand for our solutions may decline, our revenue may decline and our business may be harmed.

We have a history of net losses, and we may not achieve or sustain profitability in the future.

We have incurred net losses in the past. We experienced net losses of $3.8 million and $4.4 million in fiscal 2008 and 2009, respectively. As of December 31, 2010, our accumulated deficit was $108.0 million. We expect to incur significant expense related to the development of our solutions and expansion of our business, including research and development and sales and administrative expenses. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. Additionally, we may encounter unforeseen difficulties, complications, solution delays and other unknown factors that require additional expense. As a result of these increased expenditures, we will have to generate and sustain substantially increased revenue to achieve future profitability.

We may not sustain our growth rate, and we may not be able to manage any future growth effectively.

We have experienced significant growth in a short period of time. Our revenue increased from $48.5 million in fiscal 2006 to $103.3 million in fiscal 2010. We may not achieve similar growth rates in future periods. You should not rely on our historical operating results for any prior quarterly, semi-annual or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and our stock price could decline.

To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

•	recruit, hire, train and manage additional qualified engineers, especially in the positions of design engineering, product and test engineering and applications engineering;

•	add additional sales personnel and expand sales offices;

•	add additional finance personnel; and

•	implement and improve our administrative, financial and operational systems, procedures and controls.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions and we may fail to satisfy customer requirements, maintain solution quality, execute our business plan or respond to competitive pressures.

Our business is subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility or adversely affect our stock price.

We experience, and expect to continue to experience, seasonal fluctuations in our revenue because the markets in which we operate are subject to seasonal fluctuations. We typically generate the largest portion of our revenue in the second and third quarters, largely as a result of increased demand in the personal computer and video game markets. These fluctuations could result in volatility in our operating results and adversely affect our stock price.

Our operating results are subject to substantial quarterly and annual fluctuations and may fluctuate significantly due to a number of factors that could adversely affect our business and our stock price.

Our revenue and operating results have fluctuated in the past and are likely to fluctuate in the future. These fluctuations may occur on a quarterly and annual basis and are due to a number of factors, many of which are beyond our control. These factors include, among others:

•	potentially adverse economic conditions and their effects on consumer spending;

•	changes in end-user demand for the products manufactured and sold by our customers;

•	the receipt, reduction or cancellation of significant orders by customers;

•	fluctuations in the levels of component inventories held by our customers;

•	the gain or loss of significant customers;

•	market acceptance of our solutions and our end customers’ products;

•	our ability to develop, introduce and market new solutions and technologies on a timely basis;

•	the timing and extent of solution development costs;

•	incurrence of research and development and related new solution expenditures;

•	currency fluctuations;

•	fluctuations in integrated circuit manufacturing yields of our foundry partners;

•	changes in our solution mix or customer mix;

•	intellectual property disputes;

•	loss of key personnel or the shortage of available skilled workers;

•	the productivity and growth of our sales force; and

•	the effects of competitive pricing pressures, including decreases in average selling prices of our solutions.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our operating results. We typically are required to incur substantial development costs in advance of a prospective sale with no certainty that we will ever recover these costs. A substantial amount of time may pass between a design win and the generation of revenue related to the expenses previously incurred, which can potentially cause our operating results to fluctuate significantly from period to period. In addition, a significant amount of our operating expenses are related to personnel. Any failure to adjust our personnel levels quickly enough to compensate for a revenue shortfall could magnify its adverse impact on our results of operations.

If we fail to develop and introduce new or enhanced solutions on a timely basis, our ability to attract and retain customers will be impaired and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. To compete successfully, we must design, develop, market and sell new or enhanced solutions that provide increasingly higher levels of performance and reliability while meeting the cost expectations of our customers. The introduction of new products by our competitors, the market acceptance of products based on new or alternative technologies or the emergence of new industry standards could render our existing or future solutions obsolete. Our failure to anticipate or develop new or enhanced solutions could result in loss of business and decreased revenue. In particular, we may experience difficulties with solution design, manufacturing, marketing or qualification that could delay or prevent our development, introduction or marketing of new or enhanced solutions. If we are not successful in having our solutions qualified within a particular reference design or if we fail to introduce new or enhanced solutions that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

To date, the vast majority of our revenue has been attributable to demand for our solutions in the computing, networking and home entertainment device markets and the overall growth of these markets. These markets may not grow and develop in ways that we currently expect and are subject to substantial market risks, any of which could have a material adverse effect on our business, revenue and operating results.

Sales of our solutions to customers in the computing, networking and home entertainment device markets have accounted for the vast majority of our revenue since inception. We believe that sales of our solutions to customers in these markets accounted for more than 90% of our revenue in the fiscal year ended December 31, 2010, based on our knowledge of ODMs’ and OEMs’ usage of our solutions and our estimates of the usage of our solutions by our distributors’ customers. The market for wireless devices will depend on consumer spending, global economic conditions and the continued adoption of wireless technology in various applications, among other factors. Predicting how the global market for our solutions will develop is difficult because this market is relatively new and subject to substantial regulatory requirements and consumer adoption rates and demand, each of which vary from country to country. For example, with respect to regulation, wireless networks can only operate in the frequency bands, or spectrum, allowed by regulators. We are also subject to restrictions on lead and certain other substances in electronics that apply to specified electronics products sold in the European Union under the Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive. In addition, we are subject to laws and other legal requirements, including packaging, product content, labor and import/export regulations.

Delays in the development of, or unexpected developments in, the market for wireless devices could have an adverse effect on order activity by device manufacturers and, as a result, on our business, revenue, operating results and financial condition.

If we fail to further penetrate our existing markets or enter new markets, our revenue and financial condition could be materially and adversely affected.

Currently, we sell most of our solutions to OEMs and ODMs that build wireless devices for the computing, networking and home entertainment device markets. Our future revenue growth, if any, will depend in part on our ability to increase our penetration within these existing markets and penetrate relatively new markets, particularly the markets for mobile phones, smart energy and cellular infrastructure. If any of these markets does not develop as we currently anticipate or if we are unable to penetrate any of these markets successfully, it could materially and adversely affect our revenue and revenue growth rate, if any.

Moreover, because of differences in international wireless standards, we expect substantial differences in the development of wireless markets across different geographic markets. Major geographic markets have selected different wireless standards and, once a standard is chosen, substantial network and infrastructure changes may be required to implement the standard and make wireless communications generally available. If we fail to correctly align our development efforts with wireless standards that are eventually used in large, high volume markets, we could lose revenue and market share.

The fixed and mobile wireless device market is uncertain and extremely fluid. We can win and lose customers with very little notice. Securing design wins with reference design partners will require a substantial investment of our time and resources. In addition, our solutions will need to be compatible with other components in our customers’ designs, including components produced by our competitors or potential competitors. There can be no assurance that our OEMs and ODMs will support or continue to support our solutions.

If we fail to further penetrate our existing markets or enter new markets that we have targeted, our revenue could decrease over time and our financial condition could suffer.

We face intense competition and expect competition to increase in the future, which could have an adverse effect on our revenue and market share.

The global semiconductor market in general and the RF semiconductor market in particular are highly competitive and tend to commoditize quickly. We compete in different target markets to varying degrees on the basis of a number of principal competitive factors, including our solutions’ performance, features and functionality, energy efficiency, size, ease of system design, reliability and price, as well as on the basis of our customer support, the quality of our product roadmap and our reputation. We expect competition to increase and intensify as new and established semiconductor companies may decide to enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue and operating results.

Our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. Our primary competitors include Anadigics Inc., Analog Devices, Inc., Hitachi Metals America, Ltd., Hittite Microwave Corporation, Maxim Integrated Products, Inc., Microsemi Corporation, Microchip Technology, Inc., Murata Manufacturing Co., Ltd., RF Micro Devices, Inc., Richwave Technology Corp., Skyworks Solutions, Inc., and TriQuint Semiconductor, Inc. We expect competition in the markets in which we participate to increase in the future as existing competitors improve or expand their product offerings. In addition, we believe that a number of other public and private companies are in the process of developing competing products for wireless applications or are developing products that integrate various RF front end capabilities in their transceiver solutions. Atheros, Broadcom and Intel Corporation, currently offer or are developing certain semiconductor products that have integrated RF power amplifiers, sales of which could diminish demand for our RF power amplifiers.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. During past periods of downturns in our industry, competition in the markets in which we operate intensified as manufacturers of semiconductors reduced prices in order to address production overcapacity and high inventory levels. In particular, vertically integrated manufacturers of RF semiconductors using GaAs technology have captive manufacturing facilities that can be operated at a loss to compete with our solutions. Many of our competitors have substantially greater financial and other resources with which to withstand similar adverse economic or market conditions in the future. Any inability to compete successfully in our chosen markets could materially and adversely affect our business, revenue and operating results.

We outsource our wafer fabrication, assembly, testing and shipping operations to third parties, and if these parties fail to produce and deliver our solutions according to requested demands regarding specification, quantity, cost and time, our reputation, customer relationships and operating results could suffer.

We do not have our own manufacturing facilities. We operate an outsourced manufacturing model that utilizes third party foundry and assembly and test capabilities. As a result, we rely on third party foundry wafer fabrication and assembly and test capacity, which is sole-sourced for many of our solutions. We currently outsource silicon wafer fabrication to IBM Microelectronics, GaAs wafer fabrication to WIN Semiconductor Corp. and integrated passive device manufacturing to STATS ChipPAC Ltd. Our primary assembly and test contractors include Unisem (M) Berhad, Foxconn and Tong Hsing Electronic Industries Ltd.

Relying on third party manufacturing, assembly and testing presents significant risks to us, including the following:

•	failure by us, our customers, or their end customers to qualify a selected supplier;

•	capacity shortages in test, assembly, or wafer manufacturing during periods of high demand;

•	reduced control over delivery schedules and quality;

•	shortages of materials;

•	misappropriation of our intellectual property;

•	limited warranties on wafers or products supplied to us; and

•	potential increases in prices.

The ability and willingness of our third party contractors to perform their obligations is largely outside our control. If one or more of our contract manufacturers or other outsourcers fails to perform its obligations in a timely manner or at satisfactory quality levels, our ability to bring solutions to market and our reputation could suffer. For example, in the event there is a significant and sudden increase in demand, or if manufacturing capacity is reduced or eliminated at one or more facilities, in either case including in response to a downturn in the semiconductor industry, we could have difficulties fulfilling our customer orders and our revenue could decline. In addition, if these third parties fail to deliver quality products and services on time and at reasonable prices, we could have difficulties fulfilling our customer orders, our revenue could decline and our business, financial condition and results of operations would be adversely affected.

If our foundry vendors or assembly and test contractors do not achieve satisfactory yields or quality, or are unable to meet our customers’ delivery requirements, our reputation and customer relationships could be harmed.

The fabrication, assembly and testing of RF semiconductors are complex and technically demanding processes. Minor deviations can cause substantial changes in RF performance, and in some cases, cause production to be suspended. Our foundry vendors or our assembly and test contractors could, from time to time, experience defects and reduced yields. Moreover, we may not be aware of problems in their processes until large quantities of products have been produced. For example, changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundry vendors could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage and may be time consuming and expensive to correct. Poor yields from our foundry vendors or our assembly and test contractors or defects, integration problems or other performance problems in our products could cause us significant customer relations and reputation problems, harm our financial results and result in financial or other damages to our customers or reference design partners. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

If we experience manufacturing or test and assembly problems at a particular location, we would be required to transfer the affected operations to a backup location or supplier. Converting or transferring operations from a primary location or supplier to a backup facility could be expensive and could take a year or more. During such a transition, we would be required to meet customer demand from our then-existing inventory. We do not seek to maintain sufficient inventory to address a lengthy transition period because we believe it is uneconomical to keep more than minimal inventory on hand. As a result, we may not be able to meet customer needs during such a transition, which could delay shipments, cause production delays or stoppages for our customers, result in a decline in our sales and damage our relationships with our customers and reference design partners. In addition, a significant portion of our sales are to customers that practice just-in-time order management from their suppliers, which gives us a very limited amount of time in which to process and complete these orders. As a result, delays in our production or shipping by the parties to whom we outsource these functions could reduce our sales, damage our customer relationships and our reputation in the marketplace, any of which could harm our business, results of operations and financial condition.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delivery delays and increased costs.

To remain competitive, we expect to continue to transition our semiconductor solutions to higher levels of functional integration and to achieve higher levels of RF performance. These ongoing efforts require us from time to time to incorporate new manufacturing processes for our solutions and to redesign some solutions, which in turn may result in delivery delays. We periodically evaluate the benefits of migrating to new process technologies to reduce cost and improve performance. We may face difficulties, delays and increased expenses as we transition our solutions to new processes and potentially to new foundries. We depend on our relationships with IBM Microelectronics and WIN Semiconductor to transition to new processes successfully. We cannot assure you that IBM Microelectronics or WIN Semiconductor will be able to effectively manage the transition or that we will be able to maintain our relationship with IBM Microelectronics or WIN Semiconductor or develop relationships with new foundries. As new processes become more prevalent, we expect to continue to integrate greater levels of functionality into our solutions. However, we may not be able to achieve higher levels of design integration or deliver new integrated solutions on a timely basis.

Any increase in the costs of the raw goods used in our solutions or in the manufacturing or assembly and test costs of our solutions could reduce our gross margins and operating profit.

Our solutions incorporate commodities such as gold, platinum, copper and silicon. The price of gold and other commodities used in our business fluctuate from time to time. From January 2, 2009 to December 31, 2010, the price of gold increased 61%, from $875.40 per ounce to $1,405.50 per ounce. Currently, we do not hedge our exposure to fluctuations in the prices of these commodities. Our failure to obtain sufficient quantities of raw materials at reasonable prices or our inability to pass on higher materials costs to our customers could have a material adverse effect on our business, financial condition and results of operations.

In addition, the semiconductor business exhibits ongoing competitive pricing pressure from customers and competitors. Any increase in the cost of the components used to build our solutions or otherwise in the cost of manufacturing, assembling or testing our solutions will reduce our gross margins and operating profit. We do not have any long-term supply agreements with our foundry vendors, other than IBM Microelectronics, or our assembly and test contractors, and we negotiate pricing periodically. Consequently, we may not be able to obtain price reductions or anticipate or prevent future price increases from our suppliers. We cannot assure that our foundry partners will be able to deliver enough semiconductor wafers to our assembly and test contractors, or that our assembly and test contractors will be able to delivery satisfactory services to us, at reasonable prices. These and other related factors could impair our ability to meet our customers’ needs and have a material and adverse effect on our operating results.

We do not have any long-term supply contracts with our contract manufacturers or suppliers, and any disruption in our supply of products, materials or services could have a material adverse affect on our business, revenue and operating results.

We currently do not have long-term supply contracts with any of our third party vendors except for IBM Microelectronics. We make substantially all of our purchases on a purchase order basis, and none of our foundry partners or assembly and test contractors are required to supply us products, materials or services for any specific period or in any specific quantity. We expect that it would take a year or more to transition production from our foundry vendors or assembly and testing contractors to new providers. Such a transition would likely require a re-qualification process by our OEMs and ODMs.

We generally place orders for products with our vendors and contractors approximately three to five months prior to the anticipated delivery date, with order volumes based on our forecasts of demand from our customers. Accordingly, if we inaccurately forecast demand for our solutions, we may be unable to obtain adequate and cost-effective foundry or assembly and test capacity from our third party contractors to meet our customers’ delivery requirements, or we may accumulate excess inventories. On occasion, we have been unable to adequately respond to unexpected increases in customer purchase orders and therefore were unable to benefit from this incremental demand. None of our third party contractors has provided any assurance to us that adequate capacity will be available to us within the time required to meet additional demand for our solutions.

In the past, we have experienced limitations in test capacity. We have been required to make capital expenditures for our own automated testing equipment placed at and maintained by our test subcontractors in order to meet forecasted demand for our solutions. We may be required to purchase additional testing equipment in the future to satisfy increasing volumes of production.

Average selling prices for our products have historically decreased consistently over time and will likely do so in the future, which could have a material adverse effect on our revenue and gross margins.

We may experience substantial period-to-period fluctuations in future operating results due to the erosion of average selling prices in the markets for our products. Because our new products are often designed with improved performance specifications and increased functionality compared to previous generation products, it is difficult to isolate and quantify the impact of price erosion on our results of operations in a given period. Over time, however, we believe that the markets for our products have historically exhibited a consistent pattern of price erosion, especially as a new generation of a product is introduced. From time to time, we have reduced the average unit price of our solutions in anticipation of competitive pricing pressures, new product introductions by us or our competitors and for other reasons. If we are unable to offset any direct or indirect reductions in our average selling prices by increasing our sales volumes, improving the gross margins of our existing solutions or introducing new solutions with higher gross margins, our revenue and gross margins will suffer. To maintain our gross margins, we must develop and introduce new solutions and enhancements on a timely basis and continually reduce our costs. Failure to do so would cause our revenue and gross margins to decline.

We are subject to risks associated with our distributors’ inventories and sell-through. If any of our distributors reduce their sales of our solutions or stop selling our solutions, our business would suffer.

We currently supply some of our solutions to end customers through sales to our distributors, who maintain their own inventories of our solutions. Sales to our two largest distributors accounted for approximately 42% of our revenue in fiscal 2010. If our distributors are unable to sell an adequate amount of their inventories of our solutions in a given fiscal period or if they decide to decrease their inventories of our solutions for any reason, our sales to these distributors and our revenue may decline. In addition, if some distributors decide to purchase more of our solutions than are required to satisfy end customer demand in any particular fiscal period, inventories at these distributors would grow in that fiscal period. These distributors likely would reduce future orders until inventory levels realign with end customer demand, which could adversely affect our revenue in subsequent periods.

Our reserve estimates with respect to the solutions stocked by our distributors are based principally on reports provided to us by our distributors, typically on a monthly basis, as well as on our historical results. To date, we believe that this data generally has been accurate. To the extent that this resale and channel inventory data is inaccurate or not received in a timely manner, we may not be able to make reserve estimates for future periods accurately or at all.

We are subject to order and shipment uncertainties, and differences between our estimates of customer demand and product mix and our actual results could negatively affect our inventory levels, sales and operating results.

Our revenue is generated on the basis of purchase orders with our customers rather than long-term purchase commitments. In addition, our customers can cancel purchase orders or defer the shipments of our solutions at any time and for any reason. Our solutions are manufactured, assembled and tested by our foundry partners and assembly and test contractors according to our estimates of customer demand, which require us to make demand forecast assumptions for every customer, each of which may introduce significant variability into our aggregate estimate. Moreover, because certain of our target markets are relatively new, many of our customers have difficulty accurately forecasting their product requirements and estimating the timing of their new product introductions, which ultimately affects their demand for our solutions. We have established relationships with multiple reference design partners, OEMs and ODMs that integrate our RF front end solutions into their reference designs and products. These relationships have enabled us to obtain visibility into our partners’ and our customers’ future feature and functionality requirements and to develop system-level knowledge to optimize our products. While these relationships have enabled us to develop products that our customers may need, we have limited visibility into future customer demand and the product mix that our customers will require, which could adversely affect the accuracy of our revenue forecasts. Demand for consumer electronic devices has been, and will continue to be, significantly impacted by global economic conditions. Historically, because of this limited visibility, actual results have been different from our forecasts of customer demand. Some of these differences have been material, leading to excess inventory or product shortages and revenue and margin forecasts above those we were actually able to achieve. These differences may continue to occur in the future, and the adverse impact of these differences between forecasts and actual results could grow.

In addition, the rapid pace of innovation in our industry could render significant portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that could adversely affect our business, operating results and financial condition. Conversely, if we were to underestimate customer demand or if sufficient manufacturing capacity were unavailable, we could forego revenue opportunities, potentially lose market share, damage our customer relationships or damage our relationships with our reference design partners. Any significant future cancellations or deferrals of product introductions and orders or the return of previously sold products due to manufacturing defects could materially and adversely impact our revenue and profit margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.

We may be unable to make the substantial and productive research and development investments required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to develop and bring to market new and enhanced technologies and solutions. Our research and development expense, net of government and other funding, was $16.4 million in fiscal 2008, $15.1 million in fiscal 2009 and $14.4 million in fiscal 2010. Although we had reduced research and development spending in connection with the 2009 economic downturn, we are committed to investing in new product development in order to stay competitive in our markets, and we plan to continue investing in our research and development capabilities. We do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, we cannot assure you that the technologies which are the focus of our research and development expenditures will become commercially successful.

Our business would be adversely affected by the departure of existing members of our senior management team.

Our success depends, in large part, on the continued contributions of our senior management team, in particular, the services of Sohail A. Khan, our President and Chief Executive Officer, Peter L. Gammel, Ph.D., our Chief Technical Officer and Vice President of Engineering, and George W. Haberlin, our Chief Operating Officer and Vice President, Worldwide Sales. None of our senior management team is contractually bound to remain with us for a specified period, and we do not currently maintain key person life insurance covering our senior management. In addition, we have entered into non-compete agreements in respect of the services of Mr. Khan and Dr. Gammel but no other member of our executive management team. A significant portion of the options we have granted to our senior management team are vested. The loss of any member of our senior management team could harm our ability to implement our business strategy and respond to the rapidly changing market conditions in which we operate.

If we are unable to attract, train and retain qualified personnel, especially our design and technical personnel, we may not be able to execute our business strategy effectively.

Our future success depends on our ability to attract, motivate and retain qualified personnel, including our management, sales and marketing and finance, and especially our design and technical personnel. We do not know whether we will be able to retain all of these personnel as we continue to pursue our business strategy. We may have to establish new offices in new locations, which will include engineering teams, in order to pursue our business strategy. Historically, we have encountered difficulties in hiring and retaining qualified engineers because there is a limited pool of engineers with the expertise required in our field and in our research and development locations. Competition for these personnel is intense in the semiconductor industry. As the source of our technological and product innovations, our design and technical personnel represent a significant asset. The loss of the services of one or more of our key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations.

The complexity of our semiconductor solutions could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software, which could reduce the market acceptance for our new semiconductor solutions, damage our reputation with current or prospective customers or reference design partners and adversely affect our operating costs.

Highly complex semiconductor products such as our RF front end solutions may contain defects and undetected performance flaws when they are first introduced to market. Moreover, both qualification and production testing can be limited or provide erroneous results that lead us to believe that a product is ready for the market. We have in the past experienced, and may in the future experience, defects and flaws in our products. If any of our solutions contains defects or flaws, or has reliability, quality or compatibility problems, we may not be able to successfully correct these problems. Consequently, our reputation may be damaged. Customers may not be able to ship their products and customers may be reluctant to buy our solutions, which could materially and adversely affect our ability to retain existing customers and attract new customers, and adversely affect our financial results. In addition, these defects could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others. As a result, our operating costs could be adversely affected.

We are subject to warranty claims, product liability and product recalls.

From time to time, we may be subject to warranty or product liability claims that may require us to make significant expenditures to defend these claims or pay compensation to our customers. We maintain product liability insurance, but this insurance is limited in amount and subject to significant deductibles. There is no guarantee that our insurance will be available or adequate to protect against all claims. We also may incur costs and expenses relating to a recall of one of our customers’ products if one of our devices included in that product is subject to defects, warranty claims or product recalls. The process of identifying a recalled product in devices that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could materially affect our financial condition and results of operations.

We support our research and development efforts in part through a grant from the Government of Ontario that is subject to certain conditions.

In March 2010, the Government of Ontario, Canada awarded us a five year grant under the Next Generation of Jobs Fund, effective as of August 17, 2009, which we refer to as NGOJF. Under the NGOJF grant, certain of our research and development costs and expenses associated with our research and development activities incurred between August 2009 and August 2014 may be reimbursed on a quarterly basis up to a total of CDN$7.0 million. In order to be eligible to receive reimbursements under the NGOJF grant, we must incur expenses that meet certain criteria, such as expenses for machinery and equipment, labor, research and development, training and overhead relating to a particular project, and we must hire and retain a minimum number of employees in the Province of Ontario. During the grant period through August 2014, we have committed to hire 31 new employees and retain the 45 Ontario employees that we had at the beginning of the grant period. If we fail to maintain compliance with, or fail to incur qualified expenses under, the terms of the NGOJF grant, we would not be eligible to receive grant funds under the NGOJF, which could materially and adversely affect our financial condition. In addition, subject to the Ontario Government’s final review and audit of the NGOJF project and associated expenses, we may be obligated to repay some portion of the grant if the Ontario Government determines that we have inappropriately claimed certain research and development expenses or failed to achieve the employee hiring and retaining commitments at the conclusion of the five year term. We believe we are in material compliance with the terms of the NGOJF grant as of December 31, 2010.

We may face claims of intellectual property infringement, which could be time-consuming, costly to defend or settle and result in the loss of significant rights.

The semiconductor industry is characterized by companies that hold large numbers of patents and other intellectual property rights and that vigorously pursue, protect and enforce intellectual property rights. From time to time, third parties may assert against us, our customers and our distributors their patent and other intellectual property rights to technologies that are important to our business. In addition, one or more inventors may assert a claim of ownership rights on technology owned by us.

Claims that our solutions, processes or technology infringe third party intellectual property rights, regardless of their merit or resolution, could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. In addition, many of our customer and distributor agreements require us to indemnify and defend our customers or distributors from third party infringement claims and pay damages in the case of adverse rulings. Claims of this sort also could harm our relationships with our customers or distributors and might deter future customers from doing business with us. We do not know whether we will prevail in these proceedings given the complex technical issues and inherent uncertainties in intellectual property litigation. If any future proceedings result in an adverse outcome, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for infringement;

•	expend significant resources to develop non-infringing products, processes or technology;

•	license technology from the party claiming infringement, which license may not be available on commercially reasonable terms, or at all;

•	cross-license our technology to a competitor to resolve an infringement claim, which could weaken our ability to compete with that competitor; or

•	pay substantial damages to our customers or end users to discontinue their use of or to replace infringing technology sold to them with non-infringing technology.

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We utilize a significant amount of intellectual property in our business. If we are unable to protect our intellectual property, our business could be adversely affected.

Our success depends in part upon our ability to protect our intellectual property. To accomplish this, we rely on a combination of intellectual property laws, including patent, copyright, trademark and trade secret laws in the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position.

We cannot guarantee that:

•	any of our present or future patents or patent claims will not lapse or be invalidated, circumvented, challenged or abandoned;

•	our intellectual property rights will provide competitive advantages to us;

•	our ability to assert our intellectual property rights against potential competitors or to settle current or future disputes will not be limited by our agreements with third parties;

•	any of our pending or future patent applications will be issued or have the coverage originally sought;

•	our intellectual property rights will be enforced in jurisdictions where competition may be intense or where legal protection may not be as protective as in the United States;

•	any of the trademarks, copyrights, trade secrets or other intellectual property rights that we presently employ in our business will not lapse or be invalidated, circumvented, challenged or abandoned; or

•	we will not lose the ability to assert our intellectual property rights against or to license our technology to others and collect royalties or other payments.

In addition, our competitors or others may design around our protected patents or technologies. Effective intellectual property protection may be unavailable or more limited in one or more relevant jurisdictions relative to those protections available in the United States, or may not be applied for in one or more relevant jurisdictions. As a result, we may not be able to effectively prevent competitors outside the United States from using our intellectual property, which could limit our ability to assert our intellectual property rights, impede our ability to compete, limit the value of our technology or otherwise negatively impact our business, financial condition and results of operations.

Monitoring unauthorized use of our intellectual property is difficult and costly. Unauthorized use of our intellectual property may have occurred or may occur in the future. Our failure to identify unauthorized use and otherwise adequately protect our intellectual property may adversely affect our business. Moreover, if we are required to commence litigation, whether as a plaintiff or defendant, not only would this be time-consuming, but we would also be forced to incur significant costs and such litigation could divert the attention and efforts of our management and employees, which could, in turn, result in lower revenue and higher expenses. An adverse decision in any of these legal actions could limit our ability to assert our intellectual property rights, limit the value of our technology, or otherwise negatively impact our business, financial condition and results of operations.

We also rely on customary contractual protections with our customers, suppliers, distributors, employees and consultants, and we implement security measures to protect our trade secrets. We cannot assure you that these contractual protections and security measures will not be breached, that we will have adequate remedies for any such breach or that our suppliers, employees or consultants will not assert rights to intellectual property arising out of such contracts.

In addition, we have a number of third party patent and intellectual property license agreements under which we license intellectual property which, although important for the business, is not material, as it can be removed or replaced with existing third party technology. In the future, we may need to obtain additional licenses, renew existing license agreements or otherwise replace existing technology. Although we are confident that there are third party vendors that can provide the technology that we currently license, we are unable to predict whether these licenses can be obtained, renewed or replaced on acceptable terms, or at all.

We have been adversely affected by global recessions and limited availability of credit, and future global recessions and continued credit tightening could adversely affect us.

Our sales were adversely affected by the recent global recession and corresponding tightening of credit. If uncertain economic conditions continue or worsen, our customers could experience financial difficulties and as a result modify, delay or cancel plans to purchase our solutions or services or become unable to make payment to us for amounts due and owing. In addition, our suppliers could experience credit or other financial difficulties that could result in delays in their ability to supply us with necessary raw materials, components or finished products. These conditions may make it extremely difficult for our customers, our suppliers and us to accurately forecast and plan future business activities and could result in asset impairments. The occurrence of any of these factors could have an adverse effect on our business, financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by the political and economic conditions of the countries in which we conduct business and other factors related to our international operations.

Sales to customers in Asia accounted for over 90% of our revenue in fiscal 2010. All of our solutions are assembled and tested in Asia, and our major distributors are located in Asia. In addition, as of December 31, 2010, 36 of our employees are located in Asia. Multiple factors relating to our international operations and to particular countries in which we operate could have a material adverse effect on our business, financial condition and results of operations. These factors include:

•	changes in political, regulatory, legal or economic conditions;

•	restrictive governmental actions, such as restrictions on the transfer or repatriation of funds and foreign investments and trade protection measures, including export duties and quotas and customs duties and tariffs;

•	disruptions of capital and trading markets;

•	changes in import or export licensing requirements;

•	transportation delays;

•	civil disturbances or political instability;

•	geopolitical turmoil, including terrorism, war or political or military coups;

•	the escalation of tension, and potential hostilities, on the Korean peninsula;

•	public health emergencies;

•	differing employment practices and labor standards;

•	limitations on our ability under local laws to protect our intellectual property;

•	local business and cultural factors that differ from our customary standards and practices;

•	nationalization and expropriation;

•	changes in tax laws;

•	currency fluctuations relating to our international operating activities; and

•	difficulty in obtaining distribution and support.

In addition, if the government of any country in which our solutions are manufactured or sold sets technical standards for products manufactured in or imported into their country that are not widely shared, it may lead some of our customers to suspend imports of their products into that country, require manufacturers in that country to manufacture products with different technical standards and disrupt cross-border manufacturing relationships which, in each case, could have a material adverse effect on our business, financial condition and results of operations.

Our third party contractors are concentrated primarily in Taiwan, China and Malaysia, areas subject to earthquakes and other risks. Any disruption to the operations of these contractors could cause significant delays in the production or shipment of our solutions.

A significant portion of our solutions are manufactured by third party contractors located in Taiwan, China, and Malaysia. The risk of an earthquake or tsunami in those areas and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of our assembly and test subcontractors. For example, in December 2006 and June 2003, major earthquakes occurred in Taiwan. Although our third party contractors did not suffer any significant damage as a result of these most recent earthquakes, the occurrence of additional earthquakes, fires, flooding or other natural disasters or political unrest, war, labor strikes, work stoppages or public health crises such as outbreaks of H1N1 flu, could result in the disruption of our foundry or assembly and test capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our solutions until we are able to shift our manufacturing, assembling or testing from the affected contractor to another third party vendor. We may not be able to obtain alternate capacity on favorable terms, if at all.

Our results of operations could be affected by natural events in the locations in which our customers or suppliers operate.

Several of our customers and suppliers have operations in locations that are subject to natural disasters, such as severe weather and geological events, which could disrupt the operations of those customers and suppliers as well as our operations. For example, in March 2011, the northern region of Japan experienced a severe earthquake followed by a tsunami. These geological events caused significant damage in that region and have adversely affected Japan’s infrastructure and economy. Several of our customers and suppliers are located in Japan and they have experienced, and may experience in the future, shutdowns as a result of these events, and their operations may be negatively impacted by these events. Since our solutions are one of many components used by our ODMs in manufacturing their products for their customers, if one or more of those component suppliers, many of whom are located in Japan, are negatively impacted by these events, then our ODMs may be forced to delay or otherwise cease manufacturing the products in which our solutions are used. If any of these were to occur, some or all of those customers may reduce their orders for our solutions, which could adversely affect our revenue and results of operations. In addition, some or all of our suppliers may be unable to provide us with components consistent with our requirements as to quality, quantity and timeliness, which could harm our business by causing delays, loss of sales, increases in costs and lower gross profit margins. Furthermore, if we are required to obtain one or more new suppliers for components or use alternative components in our solutions, we may need to conduct additional testing of our solutions to ensure those components meet our quality and performance standards, all of which could delay shipments to our customers and adversely affect our financial condition and results of operations.

In addition to the negative direct economic effects of recent events on the Japanese economy and on our customers and suppliers located in Japan, economic conditions in Japan could also adversely affect regional and global economic conditions. The degree to which these events, as well as future events, in Japan will adversely affect regional and global economies remains uncertain at this time. However, if these events cause a decrease in demand for our solutions, our financial condition and operations could be adversely affected.

If our operations are interrupted as a result of service downtime or interruptions, our business and reputation could suffer.

Our operations and those of our subcontractors are vulnerable to interruption as a result of technical breakdowns, computer hardware and software malfunctions, software viruses, infrastructure failures, fire, earthquake, power loss, telecommunications failure, terrorist attacks, wars, Internet failures and other events beyond our control. Any disruption in our services or operations could harm our ability to perform our services effectively, which in turn could result in a reduction in revenue or a claim for substantial damages against us, regardless of whether we are responsible for that failure. We rely on our computer equipment, database storage facilities and other office equipment, which are located primarily in Andover, Massachusetts, and Ottawa, Ontario. If we suffer a significant database or network facility outage, our business could experience disruption until we fully implement our back-up systems.

The enactment of legislation implementing changes in U.S. taxation of international business activities or the adoption of other tax reform policies could materially impact our financial position and results of operations.

Several tax bills have been introduced to reform U.S. taxation of international business activities. Depending on the final form of legislation enacted, if any, the consequences may be significant for us due to the large scale of our international business activities. If any of these proposals are enacted into legislation, they could have material adverse consequences on the amount of tax we pay and thereby on our financial position and results of operations.

We are subject to currency exchange risks that could adversely affect our operations.

Our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates, particularly changes in the Canadian dollar, due to our compensation expenses payable in local currencies. Although a majority of our revenue and operating expenses is denominated in U.S. dollars and we prepare our financial statements in U.S. dollars, a portion of our expenses is paid in foreign currencies. As a result, we are subject to currency risks that could adversely affect our operations, including:

•	risks resulting from changes in currency exchange rates and the implementation of exchange controls; and

•	limitations on our ability to reinvest earnings from operations in one country to fund the capital needs of our operations in other countries.

Changes in exchange rates affect our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our stockholders’ equity.

We will be subject to additional regulatory compliance requirements, including section 404 of the Sarbanes-Oxley Act of 2002, as a result of becoming a public company, and our management has limited experience managing a public company. In addition, we may fail to maintain an effective system of internal controls, which would significantly harm our reputation and our business.

We have never operated as a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. The individuals who constitute our management team have limited experience managing a publicly traded company, and limited experience complying with the increasingly complex and changing laws pertaining to public companies. Our management team and other personnel will need to devote a substantial amount of time to new compliance requirements, and we may not successfully or efficiently manage our transition to a public company. In connection with our transition to a public company, we intend to hire additional accounting and finance personnel with technical accounting and financial reporting experience. Any inability to recruit and retain the finance personnel we require would have an adverse impact on our ability to accurately and timely prepare our financial statements. We may be unable to locate and hire qualified finance professionals with requisite technical and public company experience when and as needed.

As a public company, our ongoing compliance with various rules and regulations, including the Sarbanes-Oxley Act of 2002, will increase our legal and finance compliance costs and will make some activities more time-consuming and costly. These rules and requirements may be modified, supplemented or amended from time to time. Implementing these changes may take a significant amount of time and may require specific compliance training of our personnel. For example, Section 404 of the Sarbanes-Oxley Act requires that our management report on, and our independent auditors attest to, the effectiveness of our internal control structure and procedures for financial reporting in our annual reports filed with the Securities and Exchange Commission. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. If we fail to do so, or if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by The NASDAQ Global Market, the Securities and Exchange Commission, or other regulatory authorities. As a result, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. Irrespective of compliance with these rules and regulations, including the requirements under the Sarbanes-Oxley Act, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors.

We may pursue acquisitions, dispositions, investments, strategic alliances and joint ventures, which could affect our results of operations.

We may engage in various transactions, including purchases or sales of assets, acquisitions of design teams or businesses, or entering into investments or contractual arrangements, such as strategic alliances or joint ventures. These transactions may be intended to result in the realization of cost savings, the generation of cash or income or the reduction of risk. These transactions may also affect our consolidated results of operations. We cannot assure you that we will be able to identify suitable acquisition, investment, alliance, or joint venture opportunities or that we will be able to consummate any such transactions or relationships on terms and conditions acceptable to us, or that such transactions or relationships will be successful. We also cannot assure you that we will be able to retain any design teams that we acquire on terms and conditions acceptable to us, or that such transactions or relationships will be successful.

These transactions or any other acquisitions or dispositions involve risks and uncertainties. For example, the integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration may require that we incur significant restructuring charges. To integrate acquired businesses or assets, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of the integrations may be further complicated by such factors as:

•	geographic distances;

•	lack of experience operating in the geographic market or industry sector of the acquired business;

•	delays and challenges associated with integrating the business or assets with our existing businesses;

•	diversion of management’s attention from daily operations of the business;

•	potential loss of key employees and customers of the acquired business;

•	the potential for deficiencies in internal controls at the acquired or combined business or assets;

•	performance problems with the acquired business’ technology;

•	difficulties in entering markets in which we have no or limited direct prior experience;

•	exposure to unanticipated liabilities of the acquired business;

•	insufficient revenue to offset increased expenses associated with the acquisition; and

•	our potential inability to achieve the growth prospects and synergies expected from any acquisition.

Even when an acquired business has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all material problems that might arise with respect to such acquired assets.

Any acquisition may also cause us to assume liabilities, acquire goodwill and non-amortizable intangible assets that will be subject to impairment testing and potential impairment charges, incur amortization expense related to certain intangible assets, increase our expenses and working capital requirements, and subject us to litigation, which would reduce our return on invested capital. Failure to manage and successfully integrate the acquisitions we make could materially harm our business and operating results.

Any future acquisitions may require additional debt or equity financing, which, in the case of debt financing, would increase our leverage and potentially affect our creditworthiness, and in the case of equity financing, would be dilutive to our existing stockholders. Any deterioration in our creditworthiness or our future credit ratings associated with an acquisition could adversely affect our ability to borrow by resulting in more restrictive borrowing terms. As a result of the foregoing, we may not be able to complete acquisitions or strategic customer transactions in the future. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business, financial condition and results of operations.

We are subject to the cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry is experiencing an upturn as world economies recover from the recent global recession. Upturns have historically been characterized by lower available production capacity, low inventory levels and the entry of new competitors. The current upturn and any future downturns could have a material adverse effect on our business and operating results. We are dependent on the availability of third party manufacturing, assembly and test capacity to manufacture and assemble our solutions. None of our third party foundry or assembly contractors has provided assurances that adequate capacity will be available to us in the future. Even in respect of product development, tight capacity on wafer manufacturing and assembly means that it takes longer to complete design cycles because prototypes of our designs take longer to be delivered to us. Longer design cycles increase the risk that we may not be able to win design slots in a timely manner. We may experience significant fluctuations in our future financial results as a result of these factors.

Our solutions must conform to industry standards in order to be accepted by end users in our markets.

Generally, our solutions comprise only one part of a wireless communications device. All components of these devices must uniformly comply with industry standards in order to operate efficiently together. For example, signal emissions above a certain threshold level within a frequency band may be regulated by the U.S. Federal Communications Commission, which we refer to as the FCC. We depend on companies that provide other components of the devices to support prevailing industry standards and regulations. Many of these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If larger companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our solutions could be adversely affected, which would harm our business.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our solutions or otherwise harm our business.

Wireless networks can only operate in the frequency bands, or spectrum, allowed by regulators and in accordance with rules governing how the spectrum can be used. The FCC, as well as regulators in foreign countries, have broad jurisdiction over the allocation of frequency bands for wireless networks. We therefore rely on the FCC and international regulators to provide sufficient spectrum and usage rules. For example, countries such as China, India, Japan or Korea heavily regulate all aspects of their wireless communication industries, and may restrict spectrum allocation or usage. If further restrictions were to be imposed over the frequency range where our semiconductor solutions are designed to operate, we may have difficulty selling our solutions in those regions. In addition, some of our semiconductor solutions operate in the 2.4 GHz and 5 GHz bands, which in some countries are also used by government and commercial services such as military and commercial aviation. The FCC and European regulators have traditionally protected government uses of the 2.4 GHz and 5 GHz bands by setting power limits and indoor and outdoor designation and by requiring that wireless local area networking devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the allocation and usage of the 2.4 GHz and 5 GHz bands on us, our customers or the industries in which we operate may materially and adversely impact the sale of our solutions and our business, financial condition and results of operations.

If wireless devices pose safety risks, we may be subject to new regulations, and demand for our solutions and those of our licensees and customers may decrease.

Concerns over the effects of radio frequency emissions, even if unfounded, may have the effect of discouraging the use of wireless devices, which may decrease demand for our solutions and those of our licensees and customers. In recent years, the FCC and foreign regulatory agencies have updated the guidelines and methods they use for evaluating radio frequency emissions from radio equipment, including wireless phones and other wireless devices. In addition, interest groups have requested that the FCC investigate claims that wireless communications technologies pose health concerns and cause interference with airbags, hearing aids and medical devices. Concerns have also been expressed over the possibility of safety risks due to a lack of attention associated with the use of wireless devices while driving. Any legislation that may be adopted in response to these expressions of concern could reduce demand for our solutions and those of our licensees and customers in the United States as well as foreign countries.

Our ability to use our United States federal net operating loss carryforwards may be limited.

As of December 31, 2010, for United States federal tax purposes, we had net operating loss, which we refer to as NOL, carryforwards of $23.7 million to offset future taxable income, which will expire gradually from 2020-2030 if not utilized. Under the relevant provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, certain substantial cumulative changes in our ownership may limit the amount of NOL carryforwards that can be utilized annually in the future to offset taxable income. Section 382 of the Code imposes limitations on a company’s ability to use NOL carryforwards if such company experiences a more-than-50-percent ownership change (an “ownership change”) over a three-year testing period. We believe that, as a result of this offering or as a result of future issuances of our capital stock, it is possible that such an ownership change may occur. Although we do not currently anticipate a significant limitation as a result of an ownership change in connection with this offering, if we experience an ownership change in connection with or subsequent to this offering, our ability to use our United States federal NOL carryforwards in any future periods may be restricted. If we are limited in our ability to use our NOL carryforwards, we will pay more taxes than if we were able to utilize such NOL carryforwards fully. As a result, any inability to use our NOL carryforwards could adversely affect our financial condition and results of operations.

Risks Related to Our Common Stock

Our stock price may fluctuate significantly.

Prior to this offering, there has been no public market for shares of our common stock. An active public market for our common stock may not develop or be sustained after the completion of this offering. We will negotiate and determine the initial public offering price with the underwriters. This price may vary from the market price of our common stock after this offering. You may be unable to sell your shares of common stock at or above the initial offering price. The stock market, particularly in recent years, has experienced significant volatility, particularly with respect to technology stocks. The volatility of technology stocks often does not relate to the operating performance of the companies represented by the stock. Factors that could cause volatility in the market price of our common stock include:

•	market conditions affecting our customers’ businesses, including the level of mergers and acquisitions activity;

•	the loss of any major customers or the acquisition of new customers for our services;

•	announcements of new services or functions by us or our competitors;

•	developments concerning intellectual property rights;

•	comments by securities analysts, including the publication of their estimates of our operating results;

•	actual and anticipated fluctuations in our quarterly operating results;

•	rumors relating to us or our competitors;

•	actions of stockholders, including sales of shares by our directors and executive officers;

•	additions or departures of key personnel; and

•	developments concerning current or future strategic alliances or acquisitions.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management.

Our principal stockholders will exercise significant control over our company.

After this offering, our           largest stockholders will beneficially own, in the aggregate, shares representing approximately     % of our outstanding capital stock, assuming no exercise by the underwriters of their option to purchase additional shares from the selling stockholders. Although we are not aware of any voting arrangements that will be in place among these stockholders following this offering, if these stockholders were to choose to act together, as a result of their stock ownership, they would be able to influence our management and affairs and control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on shares outstanding as of December 31, 2010, upon the completion of this offering, we will have outstanding           shares of common stock, assuming no exercise of outstanding options. Of these shares,          shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market. Barclays Capital Inc. and Deutsche Bank Securities Inc. may, in their sole discretion, permit our officers, directors, employees and current stockholders to sell shares prior to the expiration of the lock-up agreements. Moreover, a relatively small number of our stockholders own large blocks of shares. We cannot predict the effect, if any, that public sales of these shares or the availability of these shares for sale will have on the market price of our common stock.

After the lock-up agreements pertaining to this offering expire, based on shares outstanding as of December 31, 2010 and assuming no exercise by the underwriters of their option to purchase additional shares from the selling stockholders, an additional           shares will be eligible for sale in the public market. In addition, the           shares subject to outstanding options under our equity incentive plans and the           shares reserved for future issuance under our equity incentive plans will become eligible for sale in the public market in the future, subject to certain legal and contractual limitations. Moreover, 180 days after the completion of this offering, holders of approximately           shares of our common stock, assuming no exercise by the underwriters of their option to purchase additional shares from the selling stockholders, will have the right to require us to register these shares under the Securities Act of 1933, as amended, or the Securities Act, pursuant to an investor rights agreement. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

We will have broad discretion in how we use the proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We currently intend to use the net proceeds of this offering for working capital and other general corporate purposes, including possible investments in, or acquisitions of, complementary businesses, services or technologies. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management or members of our board of directors.

Provisions of Delaware law, our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective upon the completion of this offering, may discourage, delay or prevent a merger, acquisition or other change in control that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions may also prevent or delay attempts by stockholders to replace or remove our current management or members of our board of directors. These provisions include:

•	a classified board of directors;

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	the inability of stockholders to act by written consent or to call special meetings;

•	the ability of our board of directors to make, alter or repeal our amended and restated by-laws; and

•	the authority of our board of directors to issue preferred stock with such terms as our board of directors may determine.

The affirmative vote of the holders of not less than 75% of the outstanding shares of our capital stock entitled to vote thereon, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, is necessary to amend or repeal the above provisions that are contained in our amended and restated certificate of incorporation. Also, absent approval of our board of directors, our amended and restated by-laws may only be amended or repealed by the affirmative vote of the holders of at least 75% of the outstanding shares of our capital stock entitled to vote thereon.

In addition, upon the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits business combination transactions with stockholders of 15% or more of our outstanding voting stock that our board of directors has not approved. These provisions and other similar provisions make it more difficult for stockholders or potential acquirers to acquire us without negotiation. These provisions may apply even if some stockholders may consider the transaction beneficial to them.

As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a premium over the then current market price for our common stock.

The Investment Canada Act or the Competition Act (Canada) may apply to prevent or delay a change of control of our company.

Under the Investment Canada Act, any investment by a “non-Canadian” (which includes any entity which is not controlled or beneficially owned by Canadians) involving the acquisition of control of a “Canadian Business” is subject to review by the Investment Review Division of Industry Canada if, in the case of an investment by or from an investor from a state that is a member of the World Trade Organization, the asset value of the entity or entities being acquired is equal to or exceeds CDN$299 million. A “Canadian Business” is defined to comprise any business carried on in Canada that has:

•	a place of business in Canada;

•	one or more employees or self-employed individuals working in connection with the business; and

•	assets in Canada used in carrying out the business.

Based on this definition, we currently have a Canadian Business which is operated through our wholly-owned Canadian subsidiary, SiGe Canada. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. An investment by a non-Canadian involving the acquisition of control of a Canadian Business that does not meet the CDN$299 million threshold is still required under the Investment Canada Act to be formally notified within 30 days of closing.

The sale of our company may also be subject to formal pre-notification obligations under Canada’s Competition Act if certain thresholds are met. In general, the thresholds are CDN$400 million for the combined size of the parties to the transaction and their affiliates, and CDN$70 million for the size of the target company. Independent of pre-notification obligations, the sale of our company may also raise competition law issues for which pre-approval of the Canadian Commissioner of Competition may be warranted.

The application of the Investment Canada Act or the Competition Act (Canada) could prevent or delay an acquisition of control of our company and may limit strategic opportunities for our stockholders to sell their common stock.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future.

We have not paid dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, any future indebtedness that we may incur could preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will likely be your sole source of gain for the foreseeable future. Consequently, in the foreseeable future, you will likely only experience a gain from your investment in our common stock if the price of our common stock increases.

An active trading market for our common stock may not develop, and you may not be able to resell your shares at or above the initial public offering price.

Prior to this offering, there has been no public market for shares of our common stock. Although we have applied to have our common stock listed on the NASDAQ Global Market in connection with this offering, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price of our common stock will be determined through negotiations between us and the underwriters. This initial public offering price may not be indicative of the market price of our common stock after this offering. In the absence of an active trading market for our common stock, investors may not be able to sell their common stock at or above the initial public offering price or at the time that they would like to sell.

Investors in this offering will pay a much higher price than the book value of our common stock.

If you purchase common stock in this offering, you will incur immediate and substantial dilution of $      per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and an assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover of this prospectus. In the past, we issued options to acquire common stock at prices significantly below the assumed initial public offering price. To the extent these outstanding options are ultimately exercised, you will sustain further dilution.

If equity research analysts do not publish research reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock, issue other unfavorable commentary or cease publishing reports about us or our business.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition.

In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect our results. Factors that may cause actual results to differ materially from current expectations include, among other things, those described under “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those expressed or implied by the forward-looking statements. No forward-looking statement is a guarantee of future performance. You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this prospectus represent our views as of the date of this prospectus. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this prospectus.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Industry publications, research, surveys and studies generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that such publications, research, surveys and studies are reliable, we have not independently verified industry, market and competitive position data from third party sources. While we believe our internal business research is reliable and market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

The Gartner report described herein represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., and are not representations of fact by Gartner. Each Gartner report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner report are subject to change without notice.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of shares of our common stock in this offering will be approximately $      million based upon an assumed public offering price of $      per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the common stock sold by the selling stockholders in this offering. A $      increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to create a public market for our common stock, obtain additional capital, facilitate our future access to the public equity markets and improve our competitive position.

We currently intend to use our net proceeds from this offering for working capital and other general corporate purposes, including possible investments in, or acquisitions of, complementary businesses, services or technologies. We have no current agreements or commitments with respect to any investment or acquisition, and we currently are not engaged in negotiations with respect to any investment or acquisition. In addition, the amount and timing of any actual spending for these purposes may vary significantly and will depend on a number of factors, including our future revenue and cash generated by operations and other factors described under “Risk Factors” in this prospectus. Accordingly, our management will have broad discretion in applying our net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in high quality, investment grade, short-term fixed income instruments which include corporate, financial institution, federal agency or U.S. government obligations.

DIVIDEND POLICY

We have never declared or paid dividends on our capital stock. We do not anticipate paying any dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business. Any future determination to declare dividends will be subject to the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, future prospects and any other factors deemed relevant by our board of directors. Investors should not purchase our common stock with the expectation of receiving cash dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2010:

•	on an actual basis;

•	on a pro forma basis to reflect (1) the issuance of an aggregate of 14,167,285 shares of our common stock issuable upon the automatic exchange of all of the outstanding common exchangeable shares of SiGe Canada in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus; and (2) the automatic conversion of all outstanding shares of our preferred stock, including all shares of our preferred stock issued in exchange for all of the outstanding preferred exchangeable shares of SiGe Canada, into an aggregate of 19,353,591 shares of our common stock in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus; and

•	on a pro forma as adjusted basis to further reflect our receipt of the estimated net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2010
			Pro Forma as
	Actual	Pro Forma	Adjusted(1)
	(in thousands, except share and
	per share amounts)
	(unaudited)

Redeemable convertible preferred stock:(2)
Series A-1 Preferred Stock, $0.0001 par value, voting, redeemable; authorized 19,353,591 shares; issued 16,751,585 shares, redemption value $17,311, actual; no shares issued, pro forma and pro forma as adjusted	$17,262	$—	$
Class A-1 Exchangeable Shares, no par value, voting, redeemable; unlimited shares authorized; issued 2,602,006 shares, redemption value $2,689, actual; no shares issued, pro forma and pro forma as adjusted	2,685	—
Stockholders’ equity:(3)
Standard Common Stock, $0.0001 par value; authorized 104,999,999 shares, issued 45,474,812 shares, actual; authorized 104,999,999 shares, issued 78,995,688 shares, pro forma; authorized shares, issued shares, pro forma as adjusted	5	8
Common Exchangeable Shares, no par value, voting; authorized unlimited shares; issued 14,167,285 shares, actual; no shares issued, pro forma and pro forma as adjusted	36,252	—
Additional paid-in capital(1)	80,357	136,558
Deficit	(108,005)	(108,005)

Total stockholders’ equity(1)	8,609	28,561

Total capitalization(1)	$28,561	$28,561	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $ million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1 million shares in the number of shares of common stock offered by us would increase (decrease) each of additional paid-in capital, total stockholders’ equity and total capitalization by $ million. The pro forma as adjusted information presented above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

(2)	Does not reflect Special A-1 Voting Stock, $0.0001 par value per share: one share authorized and issued as of December 31, 2010, no shares authorized and no shares issued pro forma or pro forma as adjusted. The Special A-1 Voting Stock will be cancelled in connection with this offering upon the exchange of all of the outstanding Class A-1 Exchangeable Shares of SiGe Canada into shares of our preferred stock.

(3)	Does not reflect Special Common Voting Stock, $0.0001 par value per share: one share authorized and issued as of December 31, 2010, no shares authorized and no shares issued pro forma or pro forma as adjusted. The Special Common Voting Stock will be cancelled in connection with this offering upon the exchange of all of the outstanding Common Exchangeable Shares of SiGe Canada into shares of our common stock.

The number of shares of common stock to be outstanding following this offering is based on 78,995,688 shares of our common stock outstanding as of December 31, 2010, and does not reflect:

•	19,863,355 shares of common stock issuable upon exercise of outstanding options as of December 31, 2010, at a weighted average exercise price of $0.31 per share (of which, options to acquire 15,131,893 shares of common stock were vested as of December 31, 2010);

•	shares of our common stock reserved for future issuance under our 2011 Stock Option and Incentive Plan, which will become effective in connection with this offering (which includes 540,957 shares reserved for future grant or issuance under our 2002 Stock Plan, which will be added to the shares to be reserved under our 2011 Stock Option and Incentive Plan upon the effectiveness of the 2011 Stock Option and Incentive Plan);

•	shares of common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective in connection with this offering;

•	255,000 options to purchase Standard Common Stock approved by our Board of Directors on February 16, 2011; and

•	986,500 options to purchase Standard Common Stock approved by our Board of Directors subject to a 3,000,000 increase in the number of shares of Standard Common Stock reserved under the 2002 Plan which was approved by stockholders on March 15, 2011.

DILUTION

If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering.

This discussion and the tables below are based on 78,995,688 shares of our common stock issued and outstanding as of December 31, 2010 and also include:

•	the issuance of an aggregate of 14,167,285 shares of our common stock issuable upon the automatic exchange of all of the outstanding common exchangeable shares of SiGe Canada in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus; and

•	the automatic conversion of all outstanding shares of our preferred stock, including all shares of our preferred stock issued in exchange for all of the outstanding preferred exchangeable shares of SiGe Canada, into an aggregate of 19,353,591 shares of our common stock in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus.

This discussion and the tables below do not reflect:

•	19,863,355 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2010 at a weighted average exercise price of $0.31 per share (of which, options to acquire 15,131,893 shares of common stock were vested as of December 31, 2010);

•	shares of our common stock reserved for future issuance under our 2011 Stock Option and Incentive Plan, which will become effective in connection with this offering (which includes 540,957 shares reserved for future grant or issuance under our 2002 Stock Plan, which will be added to the shares to be reserved under our 2011 Stock Option and Incentive Plan upon the effectiveness of the 2011 Stock Option and Incentive Plan);

•	shares of our common stock reserved for future issuance under our 2011 Employee Stock Purchase Plan, which will become effective in connection with this offering;

•	255,000 options to purchase Standard Common Stock approved by our Board of Directors on February 16, 2011; and

•	986,500 options to purchase Standard Common Stock approved by our Board of Directors subject to a 3,000,000 increase in the number of shares of Standard Common Stock reserved under the 2002 Plan which was approved by stockholders on March 15, 2011.

Our historical net tangible book value as of December 31, 2010 was approximately $     , or $      per share, based on           shares of common stock outstanding as of that date. Historical net tangible book value per share is determined by dividing our total tangible assets (total assets less intangible assets) less total liabilities and our preferred stock by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value as of December 31, 2010 was approximately $     , or approximately $      per share, based on           shares of common stock outstanding after giving effect to (1) the issuance of an aggregate of 14,167,285 shares of our common stock issuable upon the automatic exchange of all of the outstanding common exchangeable shares of SiGe Canada in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus; and (2) the automatic conversion of all outstanding shares of our preferred stock, including all shares of our preferred stock issued in exchange for all of the outstanding preferred exchangeable shares of SiGe Canada, into an aggregate of 19,353,591 shares of our common stock in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus. Pro forma net tangible book value per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.

After giving effect to our sale of           shares of common stock in this offering based on an assumed initial public offering price of $      per share, the mid-point of the price range set forth on

the cover of this prospectus, less underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value after this offering would have been $      per share. This represents an immediate increase in pro forma net tangible book value per share of $      to existing stockholders and immediate dilution in pro forma net tangible book value of $      per share to new investors purchasing our common stock in this offering at the initial public offering price. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price per share paid by a new investor. The following table illustrates the per share dilution to new investors:

Assumed initial public offering price per share(1)		$
Historical net tangible book value per share as of December 31, 2010	$
Increase per share due to the conversion of all exchangeable common stock and preferred stock

Pro forma net tangible book value per share as of December 31, 2010
Increase per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

(1)	The mid-point of the price range set forth on the cover of this prospectus.

A $      increase (decrease) in the assumed initial public offering price of $      per share, the mid-point of the price range set forth on the cover of this prospectus, would increase (decrease) the pro forma net tangible book value per share after giving effect to this offering by $      per share and would increase (decrease) the dilution in pro forma net tangible book value per share to investors in this offering by $      per share. This calculation assumes that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes as of December 31, 2010 the number of shares of our common stock purchased from us, the total cash consideration paid to us and the average price per share paid to us by existing stockholders and by new investors in this offering at an assumed initial public offering price of $      per share, the mid-point of the price range set forth on the cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration

Average
Price Per
	Number	Percent		Amount	Percent		Share
(in thousands, except per share numbers)

Existing stockholders			%	$		%	$
New investors

Total			%	$		%

To the extent that outstanding options are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

Sales by the selling stockholders in this offering will cause the number of shares held by the existing stockholders to be reduced to           shares or     % of the total number of shares of our common stock outstanding after this offering. If the underwriters exercise their option to purchase           additional shares of our common stock from the selling stockholders in this offering, the number of shares held by the existing stockholders after this offering would be reduced to     % of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to          million shares of our common stock, or     % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statement of operations data presented below for the year ended December 31, 2006, or fiscal 2006, the year ended December 28, 2007, or fiscal 2007, and the summary consolidated balance sheet data as of December 31, 2006, December 28, 2007 and January 2, 2009 have been derived from our audited annual consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data presented below for fiscal 2008, fiscal 2009 and fiscal 2010, and the consolidated balance sheet data as of January 1, 2010 and December 31, 2010 have been derived from our audited annual consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of future operating results. You should read this selected consolidated financial data in conjunction with the sections entitled “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Fiscal
	2006(1)	2007(1)	2008	2009	2010
	(in thousands, except per share amounts)

Consolidated Statement of Operations Data:
Revenue	$48,518	$68,798	$96,921	$82,602	$103,318
Cost of revenue	33,671	43,241	63,233	53,584	66,526

Gross profit	14,847	25,557	33,688	29,018	36,792
Operating expenses:
Research and development	19,996	17,407	16,402	15,052	14,449
Selling, general and administrative	9,413	14,570	21,569	18,489	17,846
Restructuring	671	—	(120)	—	—

	30,080	31,977	37,851	33,541	32,295

(Loss) income from operations	(15,233)	(6,420)	(4,163)	(4,523)	4,497
Interest income, net	262	628	380	167	32

(Loss) income before income taxes	(14,971)	(5,792)	(3,783)	(4,356)	4,529
Income taxes (recovery)	—	14	17	21	(2,515)

Net (loss) income and comprehensive (loss) income	(14,971)	(5,806)	(3,800)	(4,377)	7,044
Accretion to redemption value of preferred stock	(9,826)	(25)	(39)	(39)	(40)
Net income allocated to redeemable convertible preferred stockholders	—	—	—	—	(2,920)

Net (loss) income attributable to common stockholders	$(24,797)	$(5,831)	$(3,839)	$(4,416)	$4,084

	Fiscal
	2006(1)	2007(1)	2008	2009	2010
	(in thousands, except per share amounts)

Net (loss) income per share:(2)
Net (loss) income per share attributable to common stockholders
Basic	$(6.55)	$(0.15)	$(0.06)	$(0.07)	$0.07

Diluted	(6.55)	(0.15)	(0.06)	(0.07)	0.06

Shares used to compute net (loss) income per share attributable to common stockholders
Basic	3,787	39,506	59,763	60,100	59,898
Diluted	3,787	39,506	59,763	60,100	72,908
Pro forma net income per share attributable to common stockholders (unaudited)(3)
Basic					$0.09

Diluted					0.08

Shares used to compute pro forma net income per share attributable to common stockholders (unaudited)(3)
Basic					79,252
Diluted					92,262

	As of
	December 31,	December 28,	January 2,	January 1,	December 31,
	2006	2007	2009	2010	2010
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,644	$22,570	$15,643	$11,002	$10,392
Working capital(4)	10,397	25,828	21,742	18,352	22,521
Total assets	22,617	39,758	40,893	32,911	42,479
Redeemable convertible preferred stock	144,248	19,828	19,868	19,907	19,947
Total stockholders’ equity (deficit)	(130,988)	7,991	4,851	1,390	8,609

(1)	Effective January 1, 2006, we adopted authoritative guidance for share-based payments which requires us to recognize compensation costs for all share-based payments granted, modified, or settled after January 1, 2006, as well as for any awards granted prior to January 1, 2006 which are subsequently modified or repurchased. For fiscal 2005, we used the intrinsic value method of measuring stock options.

(2)	See note 1(q) to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate net (loss) income per share attributable to common stockholders, including the method used to calculate the number of shares used in the computation of the per share amounts.

(3)	The pro forma data above reflects (i) the issuance of an aggregate of 14,167,285 shares of our common stock issuable upon the automatic exchange of all of the outstanding common exchangeable shares of SiGe Canada in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus; and (ii) the automatic conversion of all outstanding shares of our preferred stock, including all shares of our preferred stock issued in exchange for all of the outstanding preferred exchangeable shares of SiGe Canada, into an aggregate of 19,353,591 shares of our common stock in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus.

(4)	Working capital is equal to current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and notes thereto which appear elsewhere in this prospectus. This discussion and analysis of our financial condition may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the caption “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading provider of highly integrated RF semiconductor front end solutions that enable wireless connectivity across a wide range of applications. Our innovative solutions integrate multiple RF functions into a single semiconductor device to deliver an optimal combination of performance, size, power output and efficiency. We have shipped more than 700 million front end solutions since our inception, primarily consisting of Wi-Fi front end modules and power amplifiers.

We are a fabless semiconductor company and we outsource all of our manufacturing operations to leading semiconductor foundries and assembly and test contractors. This manufacturing model enhances our ability to rapidly scale production volumes, is highly capital efficient and affords us the flexibility to select the optimal technologies for each product. We have historically used a combination of silicon and non-silicon based process technologies to meet the needs of our customers, and we believe our predominant use of silicon based technologies positions us to effectively meet the technical demands of an array of high volume RF applications. We outsource silicon wafer fabrication to IBM Microelectronics, GaAs wafer fabrication to WIN Semiconductor and integrated passive device manufacturing to STATS ChipPAC. Our primary assembly and test contractors include Unisem, Foxconn and Tong Hsing.

We work closely with our reference design partners to incorporate our RF front end solutions into their reference designs. Our reference design partners include, among others, Atheros, Broadcom, CSR, Marvell and Ralink. We also work with our reference design partners to qualify and market our solutions to leading global OEMs and ODMs. We primarily sell our solutions to ODMs, distributors such as Promaster and Richpower and, to a lesser extent, directly to OEMs. According to publicly available information, our products have been incorporated into devices branded by leading OEMs, including Apple, Cisco, Hewlett-Packard, Lenovo, NetGear, Nintendo, Panasonic, Samsung and Thomson. We primarily sell our solutions to ODMs, including Hon Hai and Universal Scientific Industrial, to distributors such as Promaster and RichPower, and, to a lesser extent, directly to OEMs. Substantially all of our sales are made on a purchase order basis, not under long-term supply contracts.

Historically, a small number of customers represented a significant portion of our revenue. For fiscal 2010, Hon Hai, Promaster, Universal Scientific Industrial and RichPower accounted for 26%, 27%, 10% and 15% of our revenue, respectively, and collectively accounted for 78% of our revenue for this period. We expect to continue to experience customer concentration in future periods.

Our typical sales cycle consists of a multi-month sales and development process and requires a substantial expenditure of resources before we receive revenue from product sales, if at all. The period from early engagement to high volume production typically takes six to 12 months for existing customers and 12 to 18 months for new customers. Our solutions typically remain part of a reference design during the life cycle of a product, which typically spans one to three years for computing, home entertainment and mobile applications and three to five years for networking applications.

Because our new products are often designed with improved performance specifications and increased functionality compared to previous generation products, it is difficult to isolate and quantify the impact of price erosion on our results of operations in a given period. Over time, however, we believe that the markets for our products have historically exhibited a consistent pattern of price erosion, especially as a new generation of a product is introduced to the market. In addition, we are constantly working with our customers to redesign their products to incorporate new technology and to further reduce costs. Both of these trends are typical of the semiconductor industry and we expect these trends to continue in the future. Historically, our gross margins have not been significantly affected by declines in average selling prices because lower average selling prices associated with newer generation products are typically offset by lower costs and because the pricing for our solutions is typically fixed for the life of a product once our solutions have been incorporated into a reference design. Sales are generally made pursuant to purchase orders at previously agreed upon prices over the lifespan of a reference design and not pursuant to long-term purchase commitments. These purchase orders are made without deposits and may be rescheduled, canceled or modified on relatively short notice, and in most cases without substantial penalty.

To maintain our gross margins, we must continue to develop and introduce new solutions and enhancements on a timely basis and seek to reduce our costs. Failure to do so would cause our revenue and gross margins to decline.

Typically, our revenue has been higher in the second and third quarters due to seasonal consumer buying patterns. We believe our focus on multiple target markets and an expanding base of end applications will help to mitigate our exposure to volatility in any single target market.

Uncertainty in global economic conditions poses several risks to our business, as customers may defer purchases in response to higher unemployment, tighter credit, negative economic trends and inventory corrections, which would negatively affect demand for our solutions and our results of operations. For example, as a result of the recent global recession and a decline in consumer spending, our revenue decreased significantly during the three months ended January 2, 2009, or the fourth quarter of fiscal 2008, and the three months ended April 3, 2009, or the first quarter of fiscal 2009. In response, we reduced headcount, including seven engineering employees, four sales and marketing employees, one finance employee and one information technology employee, and took other actions to reduce operating expenses, including implementing a salary freeze in fiscal 2009, which was subsequently lifted in the three months ended April 2, 2010, or the first quarter of fiscal 2010. Our operating results for the fourth quarter of fiscal 2008 and the first quarter of fiscal 2009 were adversely affected by revenue declines and the costs associated with the steps we took to reduce operating expenses.

Revenue

Substantially all of our revenue is derived from the sale of RF front end semiconductor solutions and power amplifiers to ODMs and distributors and, to a lesser extent, directly to OEMs. Substantially all of our sales are made on a purchase order basis, not under long-term supply contracts, and we depend on a small number of customers for a substantial portion of our revenue. Our solutions are incorporated into a broad range of devices including desktop and laptop computers and peripherals, consumer and enterprise networking equipment and home entertainment devices. We have recently entered the smartphone and mobile Internet device markets and began shipping Wi-Fi front end modules to one of the world’s leading mobile handset manufacturers. Though our revenues to date from this manufacturer have not been material, we aim to steadily increase these revenues and expand our sales of Wi-Fi front end modules in the smartphone and mobile Internet device markets. We also recently introduced our first solutions for cellular infrastructure and smart energy applications.

Cost and Expenses

Cost of revenue.  Cost of revenue consists primarily of the cost of semiconductor wafers and other component parts, assembly, test and packaging costs and depreciation of automated test equipment. Cost of revenue also includes personnel and overhead costs associated with operations and logistics, as well as stock based compensation and occupancy costs. Cost of revenue also includes product fulfillment costs, warranty provisions and inventory reserves or write-offs.

Research and development.  Research and development expense includes personnel related costs, including stock based compensation, new product engineering mask costs, computer-aided design software costs, prototype design and development costs, depreciation and allocated occupancy and overhead costs. We receive government and other funding to support a portion of our research and development activities. Research and development costs are expensed as incurred and are presented net of funding earned. Research and development activities include new product design, refinement of existing solutions for use in next generation parts and design of test methodologies to ensure compliance with product specifications.

Selling, general and administrative.  Selling expense consists primarily of third party commissions, as well as personnel related costs, including stock based compensation.

During fiscal 2008, 2009 and 2010, we incurred expenses of $11.3 million, $9.2 million and $7.4 million, respectively, under an incentive agreement with an unaffiliated third party pursuant to which we paid commissions in connection with our sale of specified products covered by the agreement. In July 2010, we entered into a payment agreement with that third party and at the same time terminated the incentive agreement. Under our new payment agreement, we have agreed to pay commissions in connection with our sale of certain of the specified products covered by the terminated incentive agreement. No new products have been added to either the incentive agreement or the payment agreement since April 2008. The payment agreement has an initial term that expires on December 31, 2013 and automatically renews each year thereafter for successive one-year terms unless either party provides written notice of its intention to terminate. We expect commissions payable under the payment agreement to decline over the term of this agreement as the products covered by this agreement are replaced by next generation products or are transitioned to end of life status.

Also included in selling expenses are field application engineering support costs, travel costs for direct sales and marketing personnel and allocated occupancy and overhead costs. General and administrative expense consists primarily of compensation and associated costs for executive management, and finance, legal and human resources staff, including stock based compensation, as well as outside professional fees, allocated occupancy and overhead costs and depreciation.

Interest income, net.  Interest income, net consists of interest earned on our cash and cash equivalents less interest expense.

Provision for income taxes.  From inception through 2009, we incurred annual losses, and accordingly, we determined that a valuation allowance should be recorded against all of our deferred tax assets. In the fourth quarter of fiscal 2010 we determined that, based on the company’s prospects and business outlook, it was reasonable to conclude that it is more likely than not that a portion of our deferred tax assets in one foreign tax jurisdiction will be realized. Accordingly, we released a portion of the valuation allowance recorded against our deferred tax assets based on the weight of positive evidence that existed at December 31, 2010. In the future, our effective tax rate will vary based on a number of factors including overall profitability, the level of profitability by tax jurisdiction, the tax rates of those jurisdictions and our ability to utilize significant loss and credit carry-forwards to offset income taxes. Our historical income tax provisions are not necessarily reflective of our future results of operations.

For United States federal and United Kingdom tax purposes, we had NOL carryforwards of approximately $23.7 million and $25.5 million, respectively, as of December 31, 2010. The NOL carryforwards for United States federal tax purposes expire gradually from 2019 through 2030 and the NOL carryforwards for United Kingdom tax purposes do not expire. We also have Canadian research and development expense carryforwards and investment tax credits of $19.3 million and $8.4 million, respectively. The Canadian research and development expense carryforwards are available to reduce any future Canadian taxable income and do not expire. The Canadian investment tax credits are available to reduce taxes payable and expire gradually from 2018 through 2030.

As discussed in more detail under “Risk Factors — Risks Related to Our Business — Our ability to use our United States federal net operating loss carryforwards may be limited,” under the Code, certain substantial cumulative changes in ownership could result in an annual limitation on the amount of NOL carryforwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of NOL carryforwards before they are used.

Fiscal Period Presentation

During fiscal 2007, we changed our fiscal year end to be the Friday closest to December 31. Fiscal 2007 consisted of 52 weeks and ended on December 28, 2007. Fiscal 2008 consisted of 53 weeks and ended on January 2, 2009. Fiscal 2009 consisted of 52 weeks and ended on January 1, 2010. Fiscal 2010 consisted of 52 weeks and ended on December 31, 2010.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the relevant period. Actual results could differ significantly from these estimates. We believe that the following accounting policies involve a greater degree of judgment and complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Revenue recognition.  Revenue from product sales is recognized when evidence of an arrangement exists, the product is shipped to the customer and customer acceptance provisions and specifications have been met, the selling price is fixed or determinable and collectability is reasonably assured. Certain product sales are made to electronic component distributors under agreements allowing for price protection and/or a right of return on unsold products. A reserve for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating a reserve. The allowance is based on our estimate of historical experience rates as well as consideration of economic conditions and contractual terms.

Inventory.  Inventory is valued at the lower of cost or market. Cost is determined using the first-in, first-out method. Provision is made for inventory on hand that is in excess of forecasted demand. These reserves are equal to the cost basis of the excess or obsolete inventory and once recorded are considered permanent adjustments. Calculation of the reserves requires management to use judgment and make assumptions about forecasted demand in relation to the inventory on hand, competitiveness of our product offerings, general market conditions and product life cycles upon which the reserves are based. When inventory on hand exceeds foreseeable demand, reserves are established for the value of such inventory that is not expected to be sold at the time of the review.

If actual demand and market conditions are less favorable than those we project, additional inventory reserves may be required and our results of operations could be materially affected. Some or all of the inventories that have been reserved may be retained and made available for sale, however, they are generally scrapped over time. To the extent we are able to sell inventory that has been previously provisioned, we reverse the reserve and credit cost of revenue.

Stock based compensation.  Stock options are measured at the grant date based on the fair value of the award. For purposes of estimating the grant date fair value of stock based compensation, we use the Black-Scholes option-pricing model. The fair value of awards granted is recognized as compensation expense over the period that the employee is required to provide services in exchange for the options granted, typically the vesting period. We classify these amounts as compensation expense in the statements of operations based on the function performed by the employee. We recognized stock based compensation in the statements of operations as follows:

	Fiscal
	2008	2009	2010
	(in thousands)

Cost of revenue	$17	$37	$23
Research and development	161	262	295
Selling, general and administrative	498	615	485

Total	$676	$914	$803

The total unrecognized compensation cost related to unvested stock option grants as of January 1, 2010 and December 31, 2010 was $1.0 million and $1.8 million, respectively, and the weighted average period over which these grants are expected to vest is 0.9 years and 1.3 years, respectively.

The fair value of options on their date of grant was determined using the Black-Scholes option-pricing model with the following assumptions:

	Fiscal
	2008	2009	2010

Risk-free interest rate	2.82%	2.80%	2.26%
Dividend yield	—	—	—
Expected life of options (years)	4.0	6.1	6.1
Volatility	58.0%	70.0%	61.4%

The risk-free interest rate assumption was based on United States Treasury rates for zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield reflects our expectation of not paying dividends in the foreseeable future. The weighted average expected life of options was calculated using the simplified method as prescribed by guidance provided by the Securities and Exchange Commission. The decision to use the simplified method was based on the lack of relevant historical data due to our limited operating history. Because of our lack of public trading history and the lack of historical data on the volatility of our common stock, we estimated our expected volatility based upon the historical volatilities of comparable companies within the semiconductor industry whose share prices are publicly available. When making the selections of our comparable companies to be used in the volatility calculation, we considered their industry, stage of development, size and financial leverage. The most important selection criteria is that the peer companies be in the same industry with similar or competing products. Since the semiconductor industry is cyclical, we believe it is very important to choose companies in our industry and whose products are similar to or competing with our products. As we began pursuing our initial public offering in May 2010, we reviewed the impact of the recent changes in our size and life-cycle on the volatility calculation. As a result of this review and beginning with the grant of stock options in the third quarter of fiscal 2010, we expanded our volatility peer group with three additional semiconductor companies that have similar size and life-cycle to us.

As we obtain our own public stock price history we expect to use our volatility once sufficient history exists, in combination with other volatility measures, such as the volatility of peer companies as we use today, as an input to determine the fair value of stock options. Eventually we expect to use solely our volatility, but only after a longer history has been established. This change in approach towards determining volatility over time could significantly change the fair value calculated for our future stock option grants. Higher volatility would result in an increase to stock-based compensation cost determined at the date of grant.

If in the future we determine that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by authoritative guidance, the fair value calculated for our stock options could change significantly. Higher volatility and longer expected lives result in an increase to stock-based compensation expense determined at the date of grant.

Given the absence of a public market for our common stock, our board of directors estimated the fair value of our common stock for purposes of determining stock based compensation expense for the relevant periods. Our board of directors, which includes members who are experienced in valuing the securities of privately-held companies, considered objective and subjective factors in determining the estimated fair value of our common stock on each grant date. Factors considered by our board of directors included:

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	our historical operating results, current financial position and forecasted financial and operational performance;

•	the valuation multiples of publicly traded comparable companies;

•	the fact that our option grants involve illiquid securities in a private company;

•	the prices of our convertible preferred stock and our common stock sold by existing investors to outside investors in arm’s-length transactions;

•	the risks inherent in the development of our products and expansion of our target markets; and

•	the likelihood of a liquidity event such as an initial public offering of our common stock or sale of our company, given prevailing market conditions.

Our board of directors performed valuations of our common stock on April 30, 2006, July 31, 2007, December 31, 2008, May 13, 2010 and September 23, 2010 to determine the fair value for options granted from March 31, 2006 through March 1, 2011. The April 30, 2006 valuation was prepared using the market-comparable approach and the income approach to estimate the aggregate enterprise value. The three other valuations were prepared using the option-pricing method using recent transactions involving the sale of shares of our preferred stock. The market comparable and income approaches rely on forecasts and assumptions related to a limited range of identified future outcomes for our company. Our performance in fiscal 2006 and fiscal 2007 did not match the forecasts we relied on for the April 30, 2006 valuation. Further, we restructured our equity capital in April 2007, an event we had not predicted in connection with the prior valuation. Accordingly, we decided to change to the option-pricing method because it is a more appropriate methodology to use when the range of possible future outcomes for a company is too difficult to predict, rendering valuation based on forecasts highly speculative.

The market-comparable approach indicates the fair value of a business based on a comparison with comparable firms in similar lines of business that are publicly traded, as well as prior subject company transactions. Each comparable company was selected based on various factors, including, but not limited to, industry similarity, company size, financial risk, profitability, adequate financial data and an actively traded stock price.

The income approach indicates the fair value based on the cash flows that a business can be expected to generate over its remaining life. This approach begins with an estimation of the annual cash flows an investor would expect the subject company to generate over a discrete projection period. The estimated cash flows for each of the years are then converted to their present value using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimated fair value of the business.

Under the option-pricing method, each class of stock is modeled as a call option with a distinct claim on the equity value of the company. If at the date of a liquidity event, the equity value is less than the total liquidation preference of the preferred stock, the value of the common stock is zero. Conversely, if the equity value exceeds the total liquidation preference of the preferred stock, the common stock will be worth $1.00 for each dollar of enterprise value in excess of the total liquidation preference. In this case, the common stock is equal to a call option until the exercise price equals the liquidation value of the preferred stock.

We provided a financial forecast for each valuation to be used in the valuations discussed above. The financial forecasts took into account past experience and future expectations. There is inherent uncertainty in these estimates.

We also considered the fact that our stockholders cannot transfer their shares in the public markets or otherwise, except for very limited transfers amongst related entities. The estimated fair value of our common stock at each grant date reflected a discount for such lack of marketability partially based on the anticipated likelihood and timing of a liquidity event. The discount for lack of marketability was 30% for the April 30, 2006 valuation, zero for the July 31, 2007 valuation due to the recent pricing of shares of our preferred stock, 22% for the December 31, 2008 valuation, 15% for the May 13, 2010 valuation, and 8% for the September 23, 2010 valuation. The discount for lack of marketability was reduced in May 2010 and September 2010 as we were contemplating an initial public offering and there had been several recent arms-length sales among holders of our preferred stock.

The valuations as of April 30, 2006, July 31, 2007, December 31, 2008, May 13, 2010 and September 23, 2010 resulted in valuations of our common stock at $0.45, $0.21, $0.21, $1.04, and $1.75, respectively. The principal reasons for the decrease in the estimated value of our common stock from April 30, 2006 to July 31, 2007 were as follows: (1) financial performance at a level lower than targeted plan performance, (2) projected operating losses, (3) changes in senior management, and (4) increased competitive pressures. The principal reasons for the increase in the estimated fair value of our common stock from July 31, 2007 to September 23, 2010 are as follows: (1) improved financial performance, (2) successful collaboration with new reference design partners and entry into new target markets, (3) improved financial and operational forecasts, and (4) recent third party arms-length sales among holders of our preferred stock at higher prices.

The following table shows the common stock option activity over the past four quarters and for the period from January 1, 2011 through March 15, 2011 including weighted average exercise price per share:

		Weighted Average
	Number of	Exercise Price per
Three Months Ended:	Options Granted	Share

April 2, 2010	486,000	$0.21
July 2, 2010	742,000	$1.04
October 1, 2010	644,000	$1.75
December 31, 2010	195,000	$1.75
January 1, 2011 through March 15, 2011	1,241,500	$1.75

In June 2010, one of our stockholders notified us of its intention to sell 600,000 shares of common stock at $1.00 per share to a holder of our preferred stock. We exercised our right of first refusal to purchase these shares and we closed this transaction on July 5, 2010.

We believe that we have used reasonable approaches, methodologies and assumptions consistent with the American Institute of Certified Public Accountants Practice Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” to determine the fair value of our common stock. If we had made different assumptions and estimates than those described above, the amount of our recognized and to be recognized stock based compensation expense and net income (loss) amounts could have been materially different.

Based on the initial public offering price of $      per share, the aggregate intrinsic values of vested and unvested options to purchase our common stock outstanding at December 31, 2010 were approximately $      and $      , respectively.

Warranty costs.  Our products are covered by product warranty plans that generally are for a period of one year. A liability for the expected cost of warranty-related claims is established when products are sold and the related revenue is recognized. The amount of the warranty liability accrued reflects an estimate of the expected future costs of honoring obligations under the warranty plan. In estimating the warranty liability, historical material replacement costs and other historical warranty costs are considered along with consideration of the life cycle of products and actual returns experience. Should future warranty claims differ from historical levels, revisions to the estimated warranty liability may be required and our results of operations could be materially affected.

Income taxes.  We apply the asset and liability method of recognizing deferred income taxes. Under this method, the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases are recognized on our balance sheet as deferred income tax assets or liabilities. Deferred income taxes are adjusted to reflect the effects of changes in tax laws or enacted tax rates. We have deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that is likely to be realized.

From inception through 2009, we incurred annual losses, and accordingly, we determined that a valuation allowance should be recorded against all of our deferred tax assets. We considered future taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance and evaluated the need for a valuation allowance on a regular basis. The determination of recording or releasing a tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that we will generate sufficient future taxable income against which the benefits of our deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to our ability to generate revenue, gross profits, operating income and taxable income in future periods. Among other factors, management must make assumptions regarding current and projected overall business and semiconductor industry conditions, operating efficiencies, our ability to timely develop, introduce and consistently manufacture new products to meet our customers’ needs and specifications, our ability to adapt to technological changes and the competitive environment, which may impact our ability to generate taxable income and, in turn, realize the value of our deferred tax assets. Significant cumulative operating losses in fiscal 2009 and prior years and significant economic uncertainties in the market made management’s ability to project future taxable income highly uncertain and volatile at January 1, 2010. Therefore we concluded as of January 1, 2010 that it was not more likely than not that our net deferred tax assets would be realized.

During 2010, we recorded cumulative earnings in the past three years in one foreign tax jurisdiction where we operate. Additionally by the end of fiscal 2010 visibility into the future was such that management concluded the recent trend of profitability in this tax jurisdiction would more likely than not continue. Based on these facts management reassessed the need for a valuation allowance at December 31, 2010 and concluded that a change in circumstances had occurred. We determined that, based on the company’s prospects and business outlook, it was reasonable to conclude that it is more likely than not that a portion of the our deferred tax assets in this tax jurisdiction will be realized. Accordingly, we released a portion of the valuation allowance recorded against our deferred tax assets based on the weight of positive evidence that existed at December 31, 2010. Significant judgment is required to determine the timing and extent of a valuation allowance release and our ability to utilize deferred tax assets will continue to be dependent on the ability to generate sufficient taxable income in future periods.

We account for refundable investment tax credits related to eligible research and development projects as a reduction of research and development expense. Refundable investment tax credits are accrued in the period the eligible expenditures are incurred and management believes recovery of such claims is probable. We account for non-refundable investment tax credits using the flow-through method whereby investment tax credits are accrued and applied to reduce tax.

Backlog

Our sales are generally made pursuant to short-term purchase orders at previously agreed upon prices over the lifespan of a reference design and not pursuant to long-term purchase commitments. These purchase orders are made without deposits and may be rescheduled, canceled or modified on relatively short notice, and in most cases without substantial penalty. For these reasons, we believe that purchase orders and backlog are not reliable indicators of future sales.

Results of Operations

Fiscal 2009 Compared to Fiscal 2010

	Fiscal
	2009	2010	2009	2010
	(in thousands)		(as a percentage
			of revenue)

Statement of Operations Data:
Revenue	$82,602	$103,318	100%	100%
Cost of revenue	53,584	66,526	65%	64%

Gross profit	29,018	36,792	35%	36%
Research and development	15,052	14,449	18%	14%
Selling, general and administration	18,489	17,846	22%	17%

Total operating expenses	33,541	32,295	41%	31%

Operating income (loss)	(4,523)	4,497	(5)%	4%
Interest income, net	167	32	—	—

Income (loss) before income taxes	(4,356)	4,529	(5)%	4%
Income taxes	21	(2,515)	—	—

Net income (loss)	$(4,377)	$7,044	(5)%	7%

Revenue

Revenue for fiscal 2010 increased $20.7 million, or 25%, to $103.3 million from $82.6 million for fiscal 2009. A significant amount of the year over year increase reflected a new design win for computing solutions which accounted for an increase of $9.4 million, two new design wins for home entertainment solutions accounting for an increase of $6.9 million, initial revenues into smartphones of $1.6 million and increased GPS revenues of $1.8 million.

Cost of revenue

Cost of revenue for fiscal 2010 increased by $12.9 million, or 24%, to $66.5 million from $53.6 million for fiscal 2009. This increase primarily reflects an increase in units shipped during fiscal 2010. Gross profit as a percentage of revenue for fiscal 2010 was 36% as compared to 35% for fiscal 2009. The increase is primarily attributable to lower product costs on certain high volume products due to yield improvements and negotiated cost reductions.

Research and development

Research and development expense for fiscal 2010 decreased by $0.6 million, or 4%, to $14.4 million from $15.1 million in fiscal 2009. This decrease was primarily attributable to an increase in funded research and development, from $1.6 million in fiscal 2009 to $4.0 million in fiscal 2010.

This increase in funded research and development largely reflects reimbursed costs constituting a portion of a five-year funding grant awarded to us in March 2010 by the Government of Ontario. Research and development expense in fiscal 2009 also included approximately $182,000 of severance costs related to the termination of nine employees in research and development. The increase in funded research and development and reduction in severance costs was offset by increased compensation costs related to hiring and engineering mask costs of $1.3 million and $550,000, respectively, in fiscal 2010 as compared to fiscal 2009.

Selling, general and administrative

Selling, general and administrative costs for fiscal 2010 decreased $0.6 million, or 3%, to $17.8 million from $18.5 million in fiscal 2009. Third party commissions related to the incentive and payment agreements decreased $1.9 million to $7.4 million in fiscal 2010 as compared to $9.2 million in fiscal 2009, resulting from lower unit sales of products covered under those agreements. Fiscal 2009 also included severance costs of $83,000 associated with the termination of four selling, general and administrative employees. The decrease in third party commissions and severance costs in fiscal 2010 was offset by an increase in compensation costs of $695,000 due to hiring of new employees, increased travel costs of $291,000, increased legal fees of $127,000 and an increase in facility and communication costs of $240,000 in fiscal 2010 as compared to fiscal 2009.

Interest income, net

Interest income, net for fiscal 2010 decreased by $135,000, or 81%, to $32,000 from $167,000 for fiscal 2009. The decrease was primarily due to lower cash balances during fiscal 2010, as well as lower yields earned on invested cash.

Income taxes

For fiscal 2010 we recorded a net tax benefit of $2.5 million, which reflects an effective tax rate benefit of 55%. The effective tax rate benefit of 55% differs from the statutory expense rate of 34% primarily due to a partial release of our deferred tax valuation allowance and, to a lesser extent, research and development tax credits, foreign income taxes provided at lower rates and changes in exchange rates. For fiscal 2009, our effective tax rate was zero percent due to the net loss realized and a full valuation allowance on our deferred tax assets.

Fiscal 2008 Compared to Fiscal 2009

	Fiscal
	2008	2009	2008	2009
	(in thousands)		(as a percentage of revenue)

Statement of Operations Data:
Revenue	$96,921	$82,602	100%	100%
Cost of revenue	63,233	53,584	65	65

Gross profit	33,688	29,018	35	35
Research and development	16,402	15,052	17	18
Selling, general and administrative	21,569	18,489	22	22
Restructuring	(120)	—	—	—

Total operating expenses	37,851	33,541	39	40

Operating income (loss)	(4,163)	(4,523)	(4)	(5)
Interest income, net	380	167	—	—

Income (loss) before income taxes	(3,783)	(4,356)	(4)	(5)
Income taxes	17	21	—	—

Net income (loss)	$(3,800)	$(4,377)	(4)%	(5)%

Revenue

Revenue for fiscal 2009 decreased by $14.3 million, or 15%, to $82.6 million from $96.9 million for fiscal 2008. The decrease in revenue during fiscal 2009 was primarily attributable to a reduction in customer orders, including a reduction in orders on two products with average selling prices that are higher than our average. Revenue from products used in personal navigation devices and home entertainment applications both decreased during fiscal 2009 due to a decrease in unit volume shipments for these products resulting from decreased consumer spending. Revenue from products used in personal navigation devices was also negatively affected by a decrease in the average selling price for our solutions used in those devices.

Cost of revenue

Cost of revenue for fiscal 2009 decreased by $9.6 million, or 15%, to $53.6 million from $63.2 million for fiscal 2008. This decrease primarily reflects a decline in units shipped during fiscal 2009. Gross profit as a percentage of revenue for both fiscal years was 35%. Despite improved production yields on certain products introduced in the second half of fiscal 2008, our gross profit as a percentage of revenue remained flat due to fixed operating costs applied against a lower revenue base, as well as increases in costs of raw materials, such as gold, used in certain of our products.

Research and development

Research and development expense for fiscal 2009 decreased by $1.4 million, or 8%, to $15.1 million from $16.4 million for fiscal 2008. The decrease in research and development expense is primarily attributable to an increase in funded research and development, as well as lower compensation costs for employees located in our Ottawa design center due to lower headcount and a favorable change in the exchange rate for the Canadian dollar against the U.S. dollar during fiscal 2009 as compared to fiscal 2008. During the first quarter of fiscal 2009, in response to the global economic recession, we eliminated nine employees in research and development.

Selling, general and administrative

Selling, general and administrative costs for fiscal 2009 decreased by $3.1 million, or 14%, to $18.5 million from $21.6 million for fiscal 2008. Third party commissions related to our incentive agreement decreased by $2.1 million to $9.2 million for fiscal 2009 as compared to $11.3 million in fiscal 2008, reflecting lower unit shipments of products covered under the incentive agreement. Travel and other costs also decreased significantly in fiscal 2009 as compared to fiscal 2008 as a result of our efforts to reduce operating expenses.

Interest income, net

Interest income, net for fiscal 2009 decreased by $213,000, or 56%, to $167,000 from $380,000 during fiscal 2008. The decrease was primarily due to lower cash balances in fiscal 2009 as well as lower yields earned on invested cash.

Income taxes

We had a nil% tax rate for both years due to net losses realized and a full valuation allowance on our deferred tax assets.

Selected Quarterly Results of Operations (Unaudited)

The following table presents unaudited quarterly results of operations for each of the eight quarters ended December 31, 2010. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the quarters presented. You should read these unaudited quarterly results of operations together with our consolidated financial statements and the related notes thereto included in this prospectus. Our results of operations for any quarter are not necessarily indicative of our results that may be expected for any future period.

	Three Months Ended
	April 3,	July 3,	October 2,	January 1,	April 2,	July 2,	October 1,	December 31,
	2009	2009	2009	2010	2010	2010	2010	2010
	(in thousands)

Revenue	$16,437	$22,005	$22,988	$21,172	$20,690	$28,114	$32,232	$22,282
Cost of revenue	10,834	13,990	14,988	13,772	13,046	17,830	20,346	15,304

Gross profit	5,603	8,015	8,000	7,400	7,644	10,284	11,886	6,978
Research and development	3,876	3,711	3,528	3,937	3,210	3,800	3,982	3,457
Selling, general and administrative	4,418	5,147	4,543	4,381	4,283	5,015	4,768	3,780

Total operating expenses	8,294	8,858	8,071	8,318	7,493	8,815	8,750	7,237

Operating income (loss)	(2,691)	(843)	(71)	(918)	151	1,469	3,136	(259)
Interest income, net	52	46	43	26	9	12	5	6

Income (loss) before income taxes	(2,639)	(797)	(28)	(892)	160	1,481	3,141	(253)
Income taxes	5	5	5	6	6	6	8	(2,535)

Net income (loss)	$(2,644)	$(802)	$(33)	$(898)	$154	$1,475	$3,133	$2,282

	Three Months Ended
	April 3,	July 3,	October 2,	January 1,	April 2,	July 2,	October 1,	December 31,
	2009	2009	2009	2010	2010	2010	2010	2010
	(as a percentage of revenue)

Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	66	64	65	65	63	63	63	69

Gross profit	34	36	35	35	37	37	37	31
Research and development	23	17	15	18	15	14	12	16
Selling, general and administrative	27	23	20	21	21	18	15	17

Total operating expenses	50	40	35	39	36	32	27	32

Operating income (loss)	(16)	(4)	—	(4)	1	5	10	(1)
Interest income, net	—	—	—	—	—	—	—	—

Income (loss) before income taxes	(16)	(4)	—	(4)	1	5	10	(1)
Income taxes	—	—	—	—	—	—	—	(11)

Net income (loss)	(16)%	(4)%	—%	(4)%	1%	5%	10%	10%

Revenue increased significantly in the second quarter of fiscal 2009 as the global recession and the financial and credit crisis eased. Unit shipments of products used in computing and networking applications both increased significantly over the first quarter of fiscal 2009. Revenue in the second and third quarters is also typically higher due to buying patterns for certain computing and networking products. In addition, revenue in the third and fourth quarters of fiscal 2009 was higher because of buying patterns for certain computing and home entertainment applications. Revenue increased significantly in the three months ended July 2, 2010 and October 1, 2010, or the second and third quarters of fiscal 2010, due to increased sales of products used in the home entertainment device market, the launch of a new product used in the computing market and increased sales of a new GPS part. Revenue declined significantly in the three months ended December 31, 2010, or the fourth quarter of fiscal 2010, due to a slowdown in consumer demand particularly for computing solutions. Revenue from products used primarily for computing and home entertainment applications decreased by $5.6 million and $3.7 million, respectively, as compared to the third quarter of fiscal 2010.

Cost of revenue was higher as a percentage of revenue in the first quarter of fiscal 2009 as fixed operating costs were allocated across a lower revenue base. Gross profit as a percentage of revenue varies from period to period based primarily on changes in product mix and as cost efficiencies are achieved on new products. Gross profit decreased significantly in the three months ended December 31, 2010, or the fourth quarter of fiscal 2010, due primarily to lower yields and higher warranty charges for a high volume part introduced in the fourth quarter, negative changes in product mix and fixed logistics costs over a smaller revenue base.

During the past eight quarters, we have increased the number of reference design partners that we collaborate with. This was one factor behind an increase in research and development expense (before reflecting funded research and development) in certain quarters. Externally funded research and development for the first, second, third and fourth quarters of fiscal 2009 and during the first, second, third and fourth quarters of fiscal 2010 was $258,000, $271,000, $544,000, $495,000, $1.1 million, $898,000, $796,000 and $1.2 million respectively. The large funding increase in the first quarter of fiscal 2010 reflected our receipt of a grant by the Government of Ontario in March 2010 for up to CDN$7.0 million over a five-year period. The funding increase in the fourth quarter of fiscal 2010 reflected an increase in eligible spending related to the March 2010 Government of Ontario grant. Research and development expense, before reflecting funded research and development, increased in the fourth quarter of fiscal 2009 and second quarter of fiscal 2010, reflecting increased prototype design and development costs for new products.

Selling, general and administrative costs vary each period due to third party commissions paid by us under our incentive agreement. Selling, general and administrative costs increased 17% during the second quarter of fiscal 2009 due primarily to third party commissions. Third party commissions continued to decrease over the fourth quarter of fiscal 2009 and first quarter of fiscal 2010 due to changes in our product mix and lower unit sales of the products covered under our incentive agreement. Selling, general and administrative costs increased 17% during the second quarter of fiscal 2010 due primarily to increased commissions on the significant revenue increase, higher compensation due to recent new hires and increased travel costs due to an annual sales conference held in May 2010. Selling, general and administrative costs decreased 21% during the fourth quarter of fiscal 2010 due primarily to lower commissions due to the revenue decline.

During the fourth quarter of fiscal 2010, we determined that we were more likely than not to realize a tax benefit of $2.5 million in one tax jurisdiction. This decision was based in part on a recent trend of profitability in this jurisdiction and on our prospects and business outlook. Significant judgment is required to determine the timing and extent of a valuation allowance release and an ability to utilize deferred tax assets will depend on the ability to generate sufficient taxable income in future periods.

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through private sales of shares of our preferred stock. We have raised gross proceeds from the sale of preferred stock of $130.7 million since inception. Our principal source of liquidity as of December 31, 2010 consisted of $10.4 million of cash and cash equivalents. We believe we have sufficient cash resources, before receiving the net proceeds from our sale of shares in this offering, to continue in operation for at least the next twelve months.

The primary uses for our cash are to fund operating expenses, to finance growth in accounts receivable, to purchase inventory, and to purchase property and equipment. Cash used to fund operating expenses excludes the impact of non-cash items, such as depreciation and stock based compensation, and is affected by the required timing for our payment of certain operating expenses, as reflected by changes in our outstanding accounts payable and accrued liabilities.

Our primary source of cash is cash receipts on accounts receivable from the sale of our products. Our last sale of preferred stock closed in May 2007, and we raised $20.0 million in gross proceeds from that sale. In March 2010, we also received CDN$1.4 million from the Government of Ontario related to a conditional grant. This grant is intended to cover eligible research and development costs over the next five years and we expect to receive a total of approximately CDN$7.0 million from this grant over the five-year period, including the CDN$1.4 million received in March 2010.

Below is a summary of our cash flows provided by (used in) operating activities, investing activities and financing activities for the periods indicated:

	Fiscal 2008	Fiscal 2009	Fiscal 2010
	(in thousands)

Cash provided by (used in) operating activities	$(4,714)	$(3,523)	$3,993
Cash used in investing activities	(2,291)	(1,243)	(1,942)
Cash provided by (used in) financing activities	23	41	(2,697)
Effect of exchange rates on cash and cash equivalents	55	84	36

Net increase (decrease) in cash and cash equivalents	$(6,927)	$(4,641)	$(610)

Cash Flows for Fiscal 2009 and Fiscal 2010

Cash used in operating activities of $3.5 million in fiscal 2009 reflected the net loss of $4.4 million, offset in part by non-cash depreciation and stock based compensation. Decreases in inventory were offset by an increase in accounts receivable and decreases in accounts payable and accrued liabilities. The increase in cash provided by operating activities in fiscal 2010 compared to the corresponding period in fiscal 2009 primarily reflects net income of $7.0 million during the period as compared to a net loss of $4.4 million during fiscal 2009. Significant changes in operating assets and liabilities during fiscal 2010 included a $6.1 million increase in inventory offset in part by a $2.1 million increase in accounts payable. Accounts payable increased in support of our increased production volumes and inventory increased as a result of an increase in demand.

Cash used in investing activities increased by $699,000 during fiscal 2010 as compared to fiscal 2009 due primarily to the purchase of laboratory equipment.

Cash used in financing activities in fiscal 2010 reflected legal and other costs of $2.1 million related to our planned initial public offering of stock and the purchase of 600,000 shares of common stock for $600,000.

Cash Flows For Fiscal 2008 and 2009

Cash used in operating activities for fiscal 2008 and 2009 was $4.7 million and $3.5 million, respectively. Cash used in operating activities for fiscal 2008 and 2009 primarily reflected net losses of $3.8 million and $4.4 million, respectively. These net losses were offset in part by non-cash charges for depreciation and stock based compensation of $2.0 million in fiscal 2008 and $2.2 million in fiscal

2009. During fiscal 2008, we used $2.8 million to fund changes in operating assets and liabilities, primarily related to a $6.0 million increase in inventory along with a $0.8 million increase in accounts receivable, offset in part by a $4.6 million increase in accounts payable. Inventory increased due to the sharp fall in revenue associated with the global recession, which affected us most significantly during the six month period from October 2008 through March 2009. During this period, customers attempted to delay shipments for orders previously booked and some orders were cancelled, resulting in an inventory increase at the end of fiscal 2008. Accounts receivable increased as customers delayed payment at year end in response to the downturn, and we increased accounts payable to conserve cash. During fiscal 2009, we used $1.3 million to fund changes in operating assets and liabilities, primarily due to a $3.6 million decrease in inventory, offset by an aggregate $4.6 million decrease in accounts payable and accrued liabilities. The decrease in inventory was a result of sales and production being more closely matched in 2009. The decrease in accounts payable and accrued liabilities was due to lower inventory and production purchasing in 2009.

Cash used in investing activities during fiscal years 2008 and 2009 was $2.3 million and $1.2 million, respectively. The increase in cash used in investing activities during fiscal 2008 primarily related to the purchase and implementation of a corporate financial and inventory management software package, along with the purchase of automated test equipment.

Cash provided by financing activities was less than $50,000 in both fiscal 2008 and 2009.

Contractual Obligations, Commitments and Contingencies

The following table summarizes our outstanding contractual obligations as of December 31, 2010:

	Payments Due by Period
		Less			More
		Than 1	1-3	3-5	Than 5
	Total	Year	Years	Years	Years

Operating lease obligations	2,850	1,552	1,298	—	—
Purchase obligations	19,994	19,994	—	—	—

Total contractual obligations	$22,844	$21,546	$1,298	$—	$—

Our cash flows from operations are dependent upon a number of factors, including fluctuations in our operating results, timing of accounts receivable collections, inventory management, and the timing of payments for accounts payable and accrued liabilities. As a result, the impact of contractual obligations on our liquidity and capital resources in future periods should be analyzed in conjunction with such factors.

We have entered into operating lease agreements for office space and have commitments for computer aided design tools that expire between 2011 and 2013. Our obligations under these agreements are $1.6 million in fiscal 2011, $703,000 in fiscal 2012 and $595,000 in fiscal 2013.

Our Ottawa lease that ends in 2016 provides for optional termination anytime after March 2011 upon payment of a penalty computed as three months rent plus the unamortized portion of the lease inducement. In the above table we assume early termination of the lease and show $186,000 as a contractual obligation representing the early termination penalty.

In January 2011, we renewed our Andover lease which is expiring in April 2011. The renewed lease ends in June 2016. Future minimum annual payments under this operating lease for the years 2011, 2012, 2013, 2014 and 2015 and thereafter are approximately $0, $167,000, $211,000, $217,000 and $335,000 respectively.

We had firm purchase order commitments primarily for the acquisition of inventory as of December 31, 2010 of $20.0 million.

In March 2010, we signed an agreement with the Government of Ontario which provides for a conditional grant of up to CDN$7.0 million over a period of five years under the government’s Next Generation of Jobs Fund. The grant is intended to fund 15% of eligible costs (primarily research and development, labor, material and overhead) over the next five years. If we fail to meet certain hiring and spending criteria over the next five years, a pro rata amount of monies received may become repayable at the end of five years.

Indebtedness

On August 27, 2010, we amended our $7.5 million credit facility with the Royal Bank of Canada. As of December 31, 2010, no borrowings were outstanding under the credit facility. The credit facility is among the Royal Bank of Canada, as lender, SiGe Canada, as borrower, and our company, as guarantor. The amended credit facility of $12.0 million consists of a $10.0 million demand facility and a $2.0 million term loan facility. The demand facility is available at the lender’s U.S. prime rate plus 0.50% and is subject to a borrowing limit of up to specified percentages of certain accounts receivable balances. The $2.0 million term loan facility is repayable over a maximum of three years at either a variable interest rate of the lender’s Canadian prime rate plus 2.10% or a fixed interest rate determined on the borrowing date. The $12 million credit facility is secured by a general security agreement covering all of our personal property and is subject to a debt to EBITDA requirement of no greater than 3.0 to 1, calculated on a rolling four quarters basis.

Off-Balance Sheet Arrangements

We did not have at December 31, 2010, and we do not currently have, any off-balance sheet arrangements, as defined under Securities and Exchange Commission rules, except for our operating leases described above.

Recent Accounting Pronouncements

Effective for fiscal 2009, we adopted the Financial Accounting Standards Board’s revised authoritative guidance for business combinations. This revised guidance requires an acquiring company to measure all assets acquired and liabilities assumed, including contingent considerations and all contractual contingencies, at fair value as of the acquisition date. For pre-acquisition contingencies in a business combination an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of the asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer will apply the authoritative guidance used to evaluate contingencies to determine whether the contingency should be recognized as of the acquisition date or after the acquisition date. In addition, an acquiring company is required to capitalize in-process research and development and either amortize it over the life of the product, or write it off if the project is abandoned or impaired. Previously, post-acquisition adjustments related to business combination deferred tax asset valuation allowances and liabilities for uncertain tax positions were generally required to be recorded as an increase or decrease to goodwill. The revised guidance does not permit this accounting and, generally, requires any such changes to be recorded in current period income tax expense. Thus, all changes to valuation allowances and liabilities for uncertain tax positions established in acquisition accounting, regardless of the guidance used to initially account for the business combination, will be recognized in current period income tax expense. The adoption of the revised guidance did not have an impact on our consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date of January 3, 2009.

During fiscal 2009 we adopted Financial Accounting Standards Board’s revised authoritative guidance for fair value measurements, which clarifies the measurement of fair value in a market that is not active, and is effective as of the issue date, including application to prior periods for which financial statements have not been issued. We also adopted additional authoritative guidance for determining whether a market is active or inactive, and whether a transaction is distressed, is applicable to all assets and liabilities (financial and nonfinancial) and which requires enhanced disclosures. The adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

Effective January 2, 2010, we adopted the provisions of the FASB’s updated guidance related to fair value measurements and disclosures, which require new disclosures about significant transfers in and out of Levels 1 and 2 fair value measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. The updated guidance also clarifies existing disclosure requirements regarding inputs and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities for which separate fair value measurements should be disclosed. The guidance was effective January 1, 2010, except for the separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements, which are effective for us beginning in the first quarter of fiscal year 2011. Our adoption of the updated guidance did not have an impact on our consolidated financial statements and the deferred provisions are not expected to significantly impact our consolidated financial statements.

In October 2009, the FASB issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement should be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are effective for us beginning in the first quarter of fiscal year 2011, however early adoption is permitted. We do not expect these new standards to significantly impact our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

The following discussion should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus.

Interest Rate Sensitivity

We had $10.4 million of cash and cash equivalents at December 31, 2010, which was held for general corporate purposes. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of the investments we hold, we do not believe we have any material exposure to changes in the fair value of our investments as a result of changes in interest rates. Declines in interest rates however, will reduce future interest income.

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates, particularly changes in the Canadian dollar, due to our compensation expenses payable in local currencies. Although substantially all of our fiscal 2010 revenue was generated from sales to customers in countries outside of the United States, all of the contracts we have entered into with our customers are based on the U.S. dollar. To date, we have not entered into any foreign currency hedging contracts, since exchange rate fluctuations have had little impact on our operating results and cash flows.

Inflation Risk

Our monetary assets, consisting of cash and cash equivalents and accounts receivable, are not affected significantly by inflation because they are short-term. We believe the impact of inflation on replacement costs of our equipment, furniture and leasehold improvements will not materially affect our operations. The rate of inflation affects our cost of revenue and expenses, however, such as those for employee compensation.

BUSINESS

Overview

We are a leading provider of highly integrated RF semiconductor front end solutions that enable wireless connectivity across a wide range of applications. Our innovative solutions integrate multiple RF functions into a single semiconductor device to deliver an optimal combination of performance, size, power output and efficiency. Our predominant use of standard silicon based processes and fabless manufacturing model enables us to achieve high levels of functional integration, leverage the economies of scale of high volume manufacturing technology, maintain low costs and accelerate our time-to-market. We have shipped more than 700 million front end solutions since our inception, primarily consisting of Wi-Fi front end modules and power amplifiers.

Wireless connectivity continues to evolve from delivering basic voice and data services to enabling rich multimedia experiences through always-connected devices. The expansion of broadband multimedia content, including Voice over Internet Protocol, streaming video, online gaming and social networking, as well as the proliferation of smart energy technologies, are driving increasing demand for wireless connectivity. Based on estimates published by IDC, total unit shipments of Wi-Fi and GPS semiconductors are expected to increase from 609 million in 2010 to 962 million in 2013, representing a compound annual growth rate of 17%.

Our solutions are incorporated into a broad range of products, including desktop and laptop computers and peripherals, consumer and enterprise networking equipment and home entertainment devices. We have recently entered the smartphone and mobile Internet device markets and recently began shipping Wi-Fi front end modules to one of the world’s leading mobile handset manufacturers. Though our revenues to date from this manufacturer have not been material, we aim to steadily increase these revenues and expand our sales of Wi-Fi front end modules in the smartphone and mobile Internet device markets. In addition, we recently introduced our first solutions for cellular infrastructure and smart energy applications.

We work with leading reference design partners such as Atheros, Broadcom, Cambridge Silicon Radio, Marvell, and Ralink to qualify and market our products. According to publicly available information, our products have been incorporated into devices branded by leading OEMs, including Apple, Cisco, Hewlett-Packard, Lenovo, NetGear, Nintendo, Panasonic, Samsung, and Thomson. We primarily sell our solutions to ODMs, including Hon Hai and Universal Scientific Industrial, to distributors such as Promaster and RichPower, and, to a lesser extent, directly to OEMs. Substantially all of our sales are made on a purchase order basis, not under long-term supply contracts and we depend on a small number of customers for a substantial portion of our revenue.

We believe we are well positioned for growth as:

•	the proliferation of wireless connectivity solutions into fixed and mobile devices continues;

•	the percentage of devices that are Wi-Fi, GPS and Bluetooth enabled increases;

•	high bandwidth, multi-stream communications drive the demand for additional RF semiconductor solutions in these devices;

•	the number of wirelessly connected smart energy devices increases; and

•	the number of 3G and 4G cellular radio access points increases to support growing wireless broadband usage.

We outsource all of our manufacturing operations to leading semiconductor foundries and assembly and test contractors. Our fabless manufacturing model enhances our ability to rapidly scale production volumes, is highly capital efficient and affords us the flexibility to select the optimal technologies for each product. We have historically used a combination of silicon and non-silicon based process technologies to meet the needs of our customers, and we believe our predominant use of silicon based technologies positions us to effectively meet the integration and performance demands of an array of high volume RF applications.

We commenced operations in Canada in 1996. We initially conducted operations through SiGe Microsystems Inc., a Canadian company, which was renamed SiGe Semiconductor Inc. in 2001. We also refer to SiGe Semiconductor Inc. as SiGe Canada. In 2002, the stockholders of SiGe Canada voted to effect a corporate reorganization under which SiGe Semiconductor, Inc., the issuer of shares in this offering, was incorporated in Delaware to become the parent company of SiGe Canada. In connection with this corporate reorganization, holders of outstanding shares of SiGe Canada received exchangeable shares of SiGe Canada that are exchangeable for shares of SiGe Semiconductor, Inc., and both SiGe Semiconductor, Inc. and SiGe Canada issued preferred stock in an equity financing transaction. The consummation of the corporate reorganization was a condition to the investment by the investors in the equity financing.

As of the date of this prospectus, we have four direct wholly-owned subsidiaries as set forth under “Prospectus Summary — Corporate Organization.” SiGe Canada is our operating company located in Canada, which engages primarily in engineering, quality, manufacturing logistics, finance, legal, information systems, purchasing and customer invoicing activities. SiGe Semiconductor (U.S.), Corp. is our operating company located in the United States, which engages primarily in engineering, marketing and administrative activities. SiGe Semiconductor (Europe) Limited is our operating company located in the United Kingdom, which engages primarily in engineering activities. SiGe Semiconductor (Hong Kong) Limited is our operating company located in Hong Kong, which engages primarily in engineering, customer engineering support, manufacturing logistics and sales activities. We are headquartered in Andover, Massachusetts, with offices in Canada, Hong Kong, England and California.

We have grown our revenue by more than 40% annually in six of the last eight fiscal years. For the fiscal year ended December 31, 2010, we generated revenue of $103.3 million and a net income of $7.0 million. We had an accumulated deficit of $108.0 million as of December 31, 2010. Our product mix has changed over time in response to greater demand for more integrated solutions and a relative decrease in demand for discrete components. Our revenue from the sale of integrated front end solutions grew from less than 20% of revenue in fiscal 2004 to more than 75% of revenue in fiscal 2010.

Industry Overview

Wireless Connectivity

Wireless connectivity continues to evolve from delivering basic voice and data services to enabling rich multimedia experiences through always-connected devices. In addition, consumer demand for fixed and mobile wirelessly connected devices, such as smartphones, laptop computers, netbooks, gaming consoles, portable media players and personal navigation devices continues to increase rapidly. Many consumers now demand always-connected wireless broadband access to support Internet access, Voice over Internet Protocol, streaming video, on-line gaming, social networking and other applications in their workplaces, at home, and increasingly while on the go. A variety of wireless communications protocols have been developed to connect devices, including Wi-Fi (Institute for Electrical and Electronics Engineers, which we refer to as IEEE, Standard 802.11), GPS, Bluetooth (IEEE Standard 802.15.1), ZigBee (an implementation of IEEE Standard 802.15.4) and cellular standards including WiMAX (Worldwide Interoperability for Microwave Access, or IEEE Standard 802.16).

Wi-Fi has become the standard protocol for residential and office wireless networking. Wi-Fi capability is included in almost all laptops today, and residential broadband service providers increasingly include Wi-Fi in their home routers to enable wireless home networking and reduce in-home cabling requirements. The most recent version of the Wi-Fi standard, IEEE 802.11n, includes higher data transfer rates, enabling the transmission of higher definition streaming video for home entertainment and other high-bandwidth applications. Wi-Fi is increasingly being offered in public spaces such as coffee shops, retail locations, airports, schools, libraries, airplanes and trains. In addition, some metropolitan areas and corporate campuses are deploying outdoor Wi-Fi networking to deliver wireless broadband access throughout their geographies. Cellular devices are increasingly incorporating Wi-Fi to enable Internet access. Many cellular service providers are actively expanding the use of Wi-Fi networks in addition to their cellular networks to help manage increases in data traffic and to address gaps in network coverage. IDC has projected that by 2013 there will be six times as many non-PC devices connected to Wi-Fi networks as personal computers.

Other wireless protocols, including 3G and 4G cellular, GPS, Bluetooth and certain protocols for smart energy networking are being used for applications such as voice and data services, location-based services, wireless peripherals and smart energy devices. 3G wireless broadband networks, including W-CDMA and HSPA+, have been deployed broadly to support the initial generation of wireless broadband communications. 4G wireless broadband networks, including LTE, are currently being deployed, with the first commercially-available networks arriving in late 2010, to support the next generation of higher performance wireless broadband communications. The market for GPS receivers has developed to support personal and automotive navigation devices. More recently, GPS functionality is being incorporated into other mobile devices, such as handsets and laptops, to enable additional location-based services. Bluetooth has become the predominant personal-area networking technology, used in a wide range of devices including wireless headsets, keyboards and other peripherals for personal computers. Bluetooth is also becoming a key part of the expansion of wireless connectivity into the automotive market. ZigBee is an emerging standard for low power wireless mesh networking, enabling communications between smart meters and smart energy-enabled devices for home and building automation such as heating, lighting, power management, security and audio/video services. Although the market for smart energy enabled devices is still developing, ZigBee has been selected by several leading smart meter, home automation control system and smart appliance manufacturers. In addition to ZigBee, there are additional smart energy wireless networking standards operating at 900 MHZ and 2.4 GHZ.

The market for wireless connectivity can be defined to include Wi-Fi and GPS semiconductors and, based on estimates published by IDC, total unit shipments of these semiconductors are expected to increase from 609 million in 2010 to 962 million in 2013, representing a compound annual growth rate of 17%. We believe embedded wireless connectivity in mobile handsets represents one of the fastest growing markets today. Based on the most recent data published by IDC, the percentage of mobile phones with Wi-Fi capabilities is expected to grow from 10% in 2009 to 23% in 2014. For the same period, IDC forecasts that the percentage of mobile phones with GPS is expected to grow from 25% to 44% and with Bluetooth from 59% to 82%.

In addition, we believe wireless connectivity solutions enabling smart energy applications are poised for significant growth. According to 2010 projections by L.E.K. Consulting, between 400 million and 500 million smart meters will be sold worldwide between 2010 and 2019. We believe smart meters represent only a fraction of the total potential smart energy market, as multiple devices in each home, including heating and cooling systems and other appliances, will eventually connect to smart meters as part of a larger home automation network.

RF Semiconductors

RF semiconductors are fundamental to enabling wireless connectivity and serve two basic functions: converting RF signals into analog signals suitable for conversion to digital signals, and converting analog signals into RF waves suitable for transmission through the air. Key components of a wireless semiconductor chipset include a baseband processor, a transceiver or receiver and an RF front end, which incorporates one or more power amplifiers, low noise amplifiers, filters, diplexers, RF switches, power regulators, and control interfaces. Power amplifiers boost the transmitter output to enable connection with the network. Low noise amplifiers amplify the weak signals captured by the antenna for processing by the receiver. Filters remove noise along the transmit and receive path. Diplexers are passive devices that combine or separate multiple RF signals in different frequency bands, facilitating the sharing of a single transmission path. RF switches connect the amplifiers to the antenna and allow a wireless device to share a single antenna between transmit and receive functions and between amplifiers operating on different frequencies or protocols. Power regulators maintain a constant load voltage over a range of input voltage and load current variations. Control interfaces permit the baseband processor to set the desired RF output power and operating frequency band. Together, the functions of the components that make up the RF front end are critical in ensuring the quality of wireless communications.

The business of RF solution providers is subject to various regulations. For example, wireless networks can only operate in the frequency bands, or spectrum, allowed by regulators. In addition, RF solution providers are subject to restrictions on lead and certain other substances in electronics that apply to specified electronics products sold in the European Union under the Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive. Compliance with these regulations, as well as other regulations, can be costly and time consuming.

Illustrative Wireless Semiconductor Chipset Block Diagram:

The challenges faced by RF solution providers to deliver satisfactory quality of service have increased with the proliferation of streaming video and other multimedia applications that require high bandwidth, real-time delivery. RF semiconductors must enable multiple inputs, outputs and frequency bands while minimizing the interference between components, all of which increase the complexity of RF integration. A high-end smartphone, for example, can have multiple RF front ends to support dual-band cellular, Wi-Fi, Global Positioning System, and Bluetooth functionality. These requirements for greater RF functionality have led to an increase in RF semiconductor content in wireless devices. As RF semiconductor content continues to increase, we believe there are significant opportunities for further advancements in RF integration, while also improving performance, range, power efficiency and interoperability.

Suppliers of RF front end semiconductor devices and RF power amplifiers face numerous challenges, including:

•	Eliminating the Need for Specialty Process Technologies. RF front ends and power amplifiers must satisfy exacting standards for speed, signal integrity, power consumption and heat dissipation. Historically, these requirements were met using specialty semiconductor materials such as GaAs and indium phosphide. These manufacturing processes require specialized design tools, proprietary process technologies and expensive materials, which limit RF integration and the ability to use high volume commercial foundries. However, silicon based technologies are used to manufacture the overwhelming majority of semiconductors today. Based on the most recent data published by Gartner, a leading independent market research firm, GaAs represents approximately 1% of worldwide fabrication capacity, compared to more than 90% for silicon, as measured in current 200mm equivalent wafer start capacity per month.[1] Although silicon based solutions utilize design tools and methodologies common across the semiconductor industry, the industry’s relative inexperience with these processes has limited the advancement of silicon in RF front ends and power amplifiers.

•	Overcoming Reliance on the Integrated Design and Manufacturing Model. RF semiconductor suppliers have traditionally followed an integrated design and manufacturing model involving ownership of their own fabrication facilities. While many in the semiconductor industry have realized the benefits of outsourcing manufacturing processes, the complexities of RF semiconductor devices and reliance on specialty process technologies have limited outsourcing for RF front end solutions and power amplifiers. The financial commitment required to build and maintain a fab and to continue investing in proprietary process technologies reduces the capital available to invest in developing new products and limits flexibility to utilize advances in mainstream process technologies and to respond to changing customer demands.

•	Optimizing for Performance, Size and Cost. Demand for higher data rates and extended range results in a need for increased power amplification and functionality in the RF front end, which can often result in designs with larger size, increased power consumption, inadequate heat dissipation and higher cost. Because improving one specification can negatively impact another, an ideal RF solution will provide the right balance to meet all customer requirements.

•	Enabling Ease of Use and Minimizing Time-to-Market for Customers. Due to the complexity and unique skills required to deliver quality RF solutions, many OEMs and ODMs rely on the technical expertise of RF semiconductor providers to help in the design, testing and quality assurance of the RF subsystem. Additionally, customers in consumer-driven end markets have short product cycles and the ability to bring products to market quickly can be a critical competitive differentiator. Customers seek RF semiconductor suppliers who can provide fully integrated products as part of reference design solutions and high quality technical support for their solutions to maximize ease of use and minimize time-to-market.

1 Gartner, Inc. Fab Database: Worldwide, 4Q10 Update, by David Christensen, Bob Johnson, Masatsune Yamaji, Maria Valenzuela and Barbara Van, December 10, 2010.

•	Ensuring Quality of Service. The delivery of a satisfactory user experience for today’s data, video, and multimedia applications requires high quality, high bandwidth transmission of wireless signals. The higher bandwidth requirements for these applications increase the risk of data communication errors and even small errors are readily apparent to end users. Factors that commonly impede the quality of these signals include noise, distortion, and interference, and once a signal has been degraded, there is little that a receiver can do to recover the damaged data. Given that consumer loyalty is increasingly dependent on the reliability of service, it is critically important that RF semiconductor providers design solutions that consistently maintain the integrity and quality of wireless signals.

Our Solution

We are a leading provider of highly integrated RF semiconductor front end solutions that enable wireless connectivity across a wide range of applications. We have a comprehensive understanding of how to use silicon based semiconductor technologies for RF front end solutions. We believe that in the market for Wi-Fi, GPS, Bluetooth and smart energy wireless networking, RF front ends, and in the market for certain 3G and 4G cellular RF components, many of our silicon based solutions achieve equal or better performance than products manufactured with specialty materials, such as GaAs, while simultaneously exceeding the functional integration limits, heat dissipation properties and production yields typical of solutions based on these specialty materials. While solutions based on specialty materials generally outperform silicon based solutions in certain wireless markets, we believe our solutions are optimized for performance, size, power output and efficiency in the markets we target.

Strengths of our solution include:

•	Ability to Deliver High Performance RF Front End Solutions. Our solutions deliver the high levels of performance required for today’s computing, networking and mobile applications. Our product development expertise is based on deep RF design capabilities and understanding of the manufacturing process technologies required to produce high-performance RF front end semiconductors. We believe our ability to incorporate multiple communications channels and protocols into a single semiconductor device, such as concurrent Wi-Fi and Bluetooth support or multi-in multi-out streaming and dual-band 2.4 GHz / 5 GHz operation for IEEE 802.11n, enables us to deliver plug-and-play solutions that increase overall system performance.

•	Highly Integrated, Silicon Based RF Front End Solutions. Our use of silicon based materials has enabled us to develop single device, integrated RF front end solutions that include RF power amplifiers, RF switches, low noise amplifiers, filters, control interfaces, power regulators, diplexers and related passive circuitry. In response to market demand for more integrated solutions, we have incorporated these key functions into several semiconductor devices, or in some cases, a single semiconductor device, reducing the physical footprint, power consumption and cost of our RF front end solutions. Our revenue from the sale of integrated front end solutions has grown significantly, from less than 20% of revenue in fiscal 2004 to more than 65% of revenue in fiscal 2010.

The following diagram illustrates how our Wi-Fi front end modules for personal computers have evolved from 2005 to 2010. Each successive module has increased functionality, better performance, similar or smaller size, and lower cost than its predecessor.

•	Improved Ease-of-Use and Support for our Customers. We believe our ability to integrate various RF front end functions into a single semiconductor device enables us to provide plug-and-play solutions that are easier for our customers to integrate into their end products, reducing time-to-market. We work with many leading wireless reference design partners, OEMs and ODMs to develop RF solutions that further simplify the adoption of our products by end customers. In addition, we leverage our packaging expertise and work with assembly and test contractors to implement our solutions in small industry-standard packaging. We also provide local application technical support to ensure our RF front end solutions meet the specifications of our end customers.

•	Advanced RF Engineering Capabilities Utilizing Silicon Based Processes. Over our 15 year operating history, we have developed extensive expertise in a range of silicon and non-silicon semiconductor materials and processes, which we believe differentiates us from our competitors by enabling us to select the best process technologies for each product. With our advanced RF design capabilities and our innovative use of silicon based processes, we believe we are able to match or exceed the performance levels of solutions manufactured with specialty non-silicon materials, such as GaAs, while simultaneously exceeding the functional integration limits, heat dissipation properties and production yields of GaAs-based solutions. We believe our predominant use of silicon technologies, which have more mature design and simulation tools, enables us to better test our designs prior to fabrication, shorten the time from development to production, and improve production yields. We have a significant number of issued U.S. and foreign patents and patent applications encompassing many of the product features and circuit designs we have developed.

Other competitive strengths include:

•	Market Leadership in High Volume Markets. We have shipped over 700 million units since our inception and have been recognized as the global market leader in Wi-Fi front end modules and power amplifiers. In addition, we believe we hold significant market share in high volume markets such as desktop and laptop computers, consumer and enterprise networking equipment, home entertainment devices and printers.

•	Highly Efficient and Scalable Fabless Business Model. We benefit from a fully outsourced manufacturing model using third party semiconductor foundries and assembly and test contractors. We use leading foundries with expertise in various silicon and GaAs process technologies. By using a fabless production model, we incur lower capital expenditures, require fewer personnel and avoid operating costs stemming from idle capacity while maintaining greater flexibility to obtain additional production capacity during periods of increased demand. We work with our foundry partner IBM Microelectronics to apply the latest advances in silicon process technologies, initially developed to support microprocessor manufacturing, to the manufacture of our RF front end solutions.

•	Established Base of Leading OEM and ODM Customers and Reference Design Partners. We have a long history of supplying our RF front end solutions to some of the world’s leading electronics companies. Through years of collaborative product development and technical support, we have established strong relationships with multiple leading global reference design partners, OEMs and ODMs that integrate our RF front end solutions into their reference designs and products. These close relationships have enabled us to obtain visibility into our partners’ and our customers’ future feature and functionality requirements and to develop substantial system-level knowledge to optimize our products and accelerate our time-to-market.

Our Growth Strategies

We intend to maintain and extend our position as a leading provider of highly integrated RF semiconductor front end solutions that enable wireless connectivity across a wide range of applications by pursuing the following growth strategies:

•	Pursue Opportunities in Rapidly-Growing, High Volume Markets. We intend to maintain our leadership in existing markets while also pursuing opportunities in new rapidly-growing, high volume markets. For example, we have recently entered the smartphone and mobile Internet device markets, and began shipping Wi-Fi front end modules to one of the world’s leading mobile handset manufacturers. Though our revenues to date from this manufacturer have not been material, we aim to steadily increase these revenues and expand our sales of Wi-Fi front end modules in the smartphone and mobile Internet device markets. We are also building on our expertise in RF front end solutions to expand into cellular infrastructure and smart energy applications. Our strategy to continue this expansion includes targeting markets that require large manufacturing volumes, high performance and quality specifications, and functional integration for wireless connectivity. We believe our product expertise, engineering talent, intellectual property portfolio and ability to innovate will enable us to continue developing high value solutions for wireless applications.

•	Expand Product Portfolio to Capture Additional RF Semiconductor Content. We plan to expand our range of silicon based RF front end solutions through continued integration of RF functionality to capture additional RF semiconductor content in wirelessly connected devices. To achieve this, we are strategically focused on the integration of the entire front end solution into a single integrated circuit for a variety of applications. In addition, we intend to continue to build our engineering capabilities in silicon based semiconductor devices and to invest in research and development talent to broaden our product portfolio. We believe an expanded range of product offerings will enable us to grow our installed base and market share.

•	Leverage Our Silicon Design Expertise in RF Semiconductors. We intend to continue optimizing our existing designs to provide enhanced functionality for RF applications. Utilizing silicon based technologies, we plan to continue to meet customers’ increasing demand for wireless RF solutions with faster transmission speeds, greater numbers of simultaneous connections, better signal integrity and performance characteristics, smaller size, and lower cost. We will continue to apply our design expertise in silicon based technologies both to develop integrated solutions that replace discrete RF components as well as to integrate multiple protocols, such as Wi-Fi and Bluetooth, into a single semiconductor device. In addition, our relationships with foundry partners and our commitment to industry-standard silicon based process technologies allow us to leverage manufacturing advances developed for the microprocessor industry to drive innovative silicon based RF solutions.

•	Increase Breadth and Depth of our Customer and Partner Relationships Through Collaboration. We intend to continue expanding our end customer and reference design partner relationships through collaboration on critical design and product development activities to enable the optimization of their products for performance, yield, cost, and time-to-market. In addition, we have invested capital to significantly expand our reference design activities with new design partners to pursue opportunities in existing and new markets. To enhance our customer relationships in high-growth regions such as Asia Pacific, we have expanded and will continue to expand our local design presence and support network. We believe our collaborative relationships with our customers position us well to anticipate their needs and industry trends, gain market share, and effectively penetrate new markets.

Products

Our products range from discrete RF power amplifiers to complex RF front end solutions that are incorporated into a broad range of devices including desktop and laptop computers and peripherals, consumer and enterprise networking equipment and home entertainment devices. We have developed plug-and-play front end solutions — integrating circuitry which simplifies the interconnections between our front end solutions and the antenna, battery and baseband processor — for a variety of wireless communications protocols to connect these devices, including Wi-Fi, GPS, Bluetooth and ZigBee. We have also developed RF components for certain 3G and 4G wireless broadband standards. We provide solutions for the following markets:

Computing

We provide the computing market with a range of Wi-Fi solutions, from discrete power amplifiers to dual-band 2.4 GHz / 5 GHz RF front end modules and front end integrated circuits incorporating power amplifiers, low noise amplifiers, filters, RF switches, power regulators and control interfaces. Our solutions are designed to support Class 1 Bluetooth products. We also supply full band 2.3 GHz to 2.7 GHz WiMAX RF power amplifiers. Our solutions enable wireless connectivity in desktop and laptop computers, printers, USB dongles and data storage devices.

Networking

We provide the networking market with a suite of Wi-Fi solutions that provide a full range of functional integration across power levels from 16 dBm to 26 dBm in both 2.4 GHz and 5 GHz frequency bands. These solutions are incorporated into a range of consumer and enterprise network access points and routers as well as wireless-enabled DSL and cable modems. Our single-transmit/single-receive, or 1x1, “slice” solutions for 2.4 GHz and 5 GHz frequency bands are key RF building blocks enabling networking OEMs to design a single motherboard for manufacturing flexibility in up to 4x4 multiple-input-multiple-output solutions.

Home Entertainment Devices

We provide the home entertainment devices market with various Wi-Fi solutions. Our dual band solutions support high quality video transmission between set-top boxes, media players, handheld video recording devices and video storage servers. Our dual band solutions are also incorporated into flat-panel televisions for access to streaming Internet Protocol television services including video-on-demand. In gaming consoles, our RF front ends with antenna diversity facilitate wireless real-time online gaming with others using residential and public Wi-Fi access points.

Mobile Devices

We provide the mobile devices market with solutions in two principal segments: personal navigation devices and mobile handsets including smartphones. Our GPS RF receivers are incorporated into personal navigation devices and mobile handsets to support navigation and other location-based services. In mobile handsets, our Wi-Fi solutions deliver connectivity and support antenna sharing between Wi-Fi and Bluetooth functions while minimizing interference from cellular RF transmissions. In addition, our solutions allow the RF front end to connect directly to the battery, which reduces the need for regulators and extends the life from a single charge by maximizing low voltage operation.

Smart Energy

In fiscal 2010, we introduced solutions in the smart energy market that support ZigBee and other 802.15.4 wireless standards. These RF front end solutions are small, have low standby power consumption and deliver coverage range within structures as well as outdoors. Our solutions covering the 2.4 GHz band enable connectivity between the smart meter and the utility company. In addition, we believe our expertise in RF front end solutions and power amplifiers covering the 900 MHz band will enable us to deliver connectivity solutions between the smart meter and wirelessly enabled appliances and sensors used in businesses and residences.

Cellular Infrastructure

In fiscal 2010, we introduced small-signal transmit and receive RF signal processing components for the cellular infrastructure market, including digital attenuators and mixers for both cellular base stations and microwave backhaul equipment. As demand for broadband Internet access continues to grow among mobile phone subscribers, 3G and 4G cellular network operators continue to invest in network capacity and improved coverage quality. Our solutions are delivering increasing levels of functional integration in the RF signal chain, which is becoming more important as cellular base stations decrease in size for space-constrained urban and suburban cell sites. We believe demand for mobile broadband will likely lead to an increase in microwave connections between the remote base station and the central switching office to significantly increase cell capacity.

Over the past five years, we have transitioned from a company that principally provided discrete power amplifiers for use in a limited number of wireless applications to a company that principally provides integrated front end solutions for use in the computing, networking, home entertainment and mobile devices markets. The table below describes the key features of our solutions in our principal markets.

Key Solution Features

Discrete	Front End Module	Front End IC	RF Receiver

Computing

• Low (2.4 GHz) Wi-Fi frequency band • Medium-to-high RF power (18 dBm-26 dBm) • Integrates some front end functions	• Low and high (5 GHz) Wi-Fi frequency bands (single-channel and multi-channel configurations) • Medium RF power (18 dBm-22 dBm) • Integrates all front end functions

Networking

• Low and high Wi-Fi frequency bands • Medium-to-high RF power • Integrates some front end functions	• Low and high Wi-Fi frequency bands • Medium RF power • Integrates all front end functions

Home Entertainment Devices

• Low and high Wi-Fi frequency bands	• Low and high Wi-Fi frequency bands
• Medium-to-high RF	• Medium RF power
power	• Integrates all front end
• Integrates some front end functions	functions

Mobile Devices

• Low and high Wi-Fi frequency bands • Low (2.3-2.7 GHz) WiMAX frequency band • Medium-to-high RF power • Integrates some front end functions	• Low and high Wi-Fi frequency bands • Medium RF power • Integrates all front end functions, enables cellular coexistence and operates directly from battery	• Low and high Wi-Fi frequency bands • Integrates all front end functions, enables cellular coexistence and operates directly from battery	• GPS frequency band • Integrates all front end and receiver functions

Smart Energy

• Low (900 MHz) and high (2.4 GHz) ZigBee and 802.15.4 frequency bands
• Medium RF power
• Low standby power
• Integrates all front end functions

Cellular Infrastructure

• Frequency converter
• Digital variable attenuator

Sales and Marketing

We collaborate first with our reference design partners to develop reference designs that incorporate our RF front end solutions and then to market and sell our solutions to OEMs and ODMs. We also sell our solutions to distributors that sell to OEMs and ODMs. ODMs generally design and manufacture products that are branded by another company for sale to their end customers. OEMs generally design and manufacture wireless devices for sale to their end customers under their own brand names. Our solutions are integrated into a wide variety of wireless enabled devices manufactured and distributed by leading suppliers of computing, networking and home entertainment and mobile devices.

Our reference design partners include, among others, Atheros, Broadcom, Cambridge Silicon Radio, Marvell and Ralink. We continue to expand our relationships with these and other reference design partners that are specifically focused on rapidly-growing, high volume computing, networking, home entertainment, mobile and smart energy markets. We work closely with these partners on the development of reference designs that incorporate our RF front end solutions and the qualification of these designs at OEMs and ODMs. A reference design typically consists of a fully functional and fully tested wireless chipset solution consisting of a front end solution, a transceiver and a baseband processor, which is evaluated as a whole by OEMs and ODMs through a rigorous design selection process. The typical selection process is lengthy and can require us to incur significant design and development expenditures. Once our reference design partner’s solution has been selected by an OEM, we negotiate pricing and supply with their ODM and we provide technical and logistical support to both the OEM and their ODM. Every reference design must meet applicable regulatory standards and, once certified, the design then becomes difficult to change throughout its production life.

After collaborating with reference design partners, we also work with distributors and sales representatives to sell our solutions throughout the world. These relationships are non-exclusive. Each distributor and sales representative is allowed to sell our solutions into specified customer accounts. Sales to distributors accounted for approximately 32% of our revenue in fiscal 2009 and approximately 46% of our revenue for fiscal 2010. Our principal global distributors are Promaster and RichPower, complemented by a number of specialty regional distributors with customer relationships based on their respective product portfolios. Many of our distributors also provide technical and logistical support capabilities to our customers.

Our typical sales cycle consists of a multi-month sales and development process and requires a substantial expenditure of resources before we receive revenue from product sales, if at all. The period from early engagement to high volume production typically takes six to 12 months for existing customers and 12 to 18 months for new customers. If our solutions are incorporated into an OEM’s design for a product, our solutions typically remain part of that reference design throughout the life cycle of that product, which typically spans one to three years for computing, home entertainment and mobile applications and three to five years for networking applications.

We provide customer support to our OEM and ODM customers and reference design partners as well as to our distributors and sales representatives. In addition, we service our OEM and ODM customers through our direct regional sales force, a regional network of distributors and a regional network of independent sales representatives.

We generate revenue on the basis of purchase orders with our customers rather than through long-term purchase commitments. Our customers can cancel these purchase orders or defer the shipments of our solutions at any time and for any reason.

Our marketing team is responsible for our product strategy, product development road maps and competitive analysis. We work closely with our reference design partners as well as OEMs and ODMs to ensure that our solutions meet their needs and the needs of their customers. We also work with these entities to influence their product requirements to ensure their products continue to perform at a high level when using our solutions.

As of December 31, 2010, our sales and marketing organization consisted of 25 employees. Our sales and marketing employees have responsibility for reference design partner relationships, account support, field application support and customer fulfillment. We have seven sales offices located in seven countries, including in key centers of the worldwide electronics supply chain in China, Taiwan, Japan and South Korea. We also maintain a regional customer support center in Hong Kong, China.

Customers

We primarily sell our solutions to ODMs, distributors, and, to a lesser extent, directly to OEMs. Substantially all of our sales are made on a purchase order basis, not under long-term supply contracts and we depend on a small number of customers for a substantial portion of our revenue.

In fiscal 2010, our top four customers collectively accounted for 78% of our revenue. Sales to Promaster and RichPower, our two largest independent distributors, represented approximately 27% and 15% of our revenue, respectively, during that period. Sales to Hon Hai and Universal Scientific Industrial, both leading ODMs, represented approximately 26% and 10%, respectively, of our revenue during that period. No other customer represented more than 10% of our revenue during fiscal year 2010.

Manufacturing

We outsource all of our wafer fabrication to third party semiconductor foundries and all of our assembly and testing operations to third party assembly and test contractors. Our fully outsourced manufacturing model is critical to our ability to respond effectively to the variations in customer demand common in the consumer electronics industry.

Wafer Fabrication.  We use several semiconductor technologies and semiconductor foundries to meet our customer needs. We outsource silicon wafer fabrication to IBM Microelectronics, GaAs wafer fabrication to WIN Semiconductor and integrated passive device manufacturing to STATS ChipPAC. We maintain close relationships with these foundries, which allow us to leverage wafer capacity and technologies to meet our customers’ needs.

Assembly and Test.  Finished wafers from our semiconductor foundries are shipped to our third party assembly and test contractors, who test the wafers, assemble them into parts, perform final testing, and pack and ship our solutions to end customers, increasingly from a single factory. This process results in rapid cycle times and enables us to manage inventory levels and respond quickly to customer demands. Our assembly and test contractors include Unisem, Foxconn and Tong Hsing.

We have implemented quality assurance procedures to ensure our suppliers maintain high levels of product quality. We require our suppliers to have both quality assurance and environmental manufacturing systems certified to ISO 9000 and ISO 14000 compliance levels. Our design engineers develop assembly solutions and our test engineers develop all test solutions for our products. We then release these solutions to our assembly and test contractors through business-to-business software systems and we work closely with our assembly and test contractors to ensure our solutions are properly implemented.

The use of lead in the design and manufacture of electronic products is an increasing environmental concern. In support of industry-wide initiatives to protect the environment, all products we ship today are lead-free and Restriction of Hazardous Substances (RoHS) compliant.

Research and Development

We are committed to continuous investment in product development. We focus our research and development activities on the advancement of silicon based technologies and design methodologies to replace GaAs based technologies currently in use in various wireless connectivity applications. We invest in novel circuit architectures for energy-efficient and low-loss RF functions. We also invest in RF semiconductor device modeling and evaluation as a foundation for establishing our standardized intellectual property block design environment and advancing development in our RF front end products. Continued device modeling and evaluation, along with partnerships for RF packaging for single and multi-die solutions, is critical to our time-to-market performance and the plug-and-play nature of our solutions.

We have received government and other funding to support our research and development activities. We will continue to pursue other opportunities to obtain additional funding to further subsidize our research and development activities.

As of December 31, 2010, our research and development organization consisted of 79 employees. Our research and development organization includes eight employees with PhDs and 28 employees with Masters degrees.

Competition

The global semiconductor market is highly competitive. While no single company competes against us in all of our markets, our competitors range from large, international companies that offer a wide range of products to smaller companies that specialize in narrow markets. Our competitors include companies with longer operating histories, greater name recognition, a larger base of existing customers and substantially greater financial, technical and operational resources. Our competitors include Anadigics, Analog Devices, Hitachi Metals, Hittite, Maxim, Microsemi, Microchip, Murata, RFMD, Richwave, Skyworks and TriQuint. To a lesser degree, we also compete with certain reference design partners, including Atheros, Broadcom and Intel, in connection with certain of their semiconductor products that have integrated RF power amplifiers in their transceiver solutions.

Our ability to compete effectively depends on a number of factors, including quality, technical performance, price, product features, product system compatibility, RF system functionality, engineering expertise, responsiveness to customers, new product innovation, product availability, delivery timing and reliability and customer sales and technical support. We believe we compare favorably against our competitors on each of these factors.

Intellectual Property Rights

Our success depends in part upon our ability to establish and protect our intellectual property and confidential information. We rely on a combination of intellectual property laws, including patent, copyright, trademark and trade secret laws of the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. In addition, we seek to protect our confidential information and proprietary rights by requiring our employees, consultants, contractors, outside partners and other advisers to execute, as appropriate, nondisclosure and assignment of invention agreements upon commencement of their employment or engagement. We also require our customers and suppliers to enter into confidentiality agreements with any third parties that receive our confidential data or materials.

We have applied for registration of more than 100 patents in the U.S. and certain foreign countries, some of which have been issued. Our patents and patent applications are related to a broad range of technologies and methods, including power amplifiers and Wi-Fi technology. Our issued patents have varied terms of expiration ranging from 2020 to 2030. In addition, we own a limited number of trademarks in the U.S. and Canada. We have and intend to continue to apply for patents to protect our inventions, and we will pursue such applications as appropriate.

Employees

As of December 31, 2010, we had 143 employees, including 79 in research and development and 25 in sales and marketing. None of our employees is represented by a labor organization or a party to a collective bargaining agreement. We consider our employee relations to be good.

Facilities

Our principal executive offices are located at a facility in Andover, Massachusetts consisting of 12,150 square feet under a lease that expires in June 2016. The principal functions performed at our Andover, Massachusetts facility are administration, marketing and research and development. Our principal operating facilities are located in Ottawa, Ontario, Canada and Hong Kong, China. Our Ottawa facility, which consists of 14,619 square feet, is under a lease that expires in March 2016 (with an option to terminate in March 2011) and accommodates administration, marketing, research and development and operations support functions. Our Hong Kong facility, which consists of 7,522 square feet, is under a lease that expires in August 2013 and accommodates research and development, operations, sales and marketing and product support functions. We believe that our current facilities are adequate for our present operations.

Legal Proceedings

From time to time, we are involved in legal proceedings of the type that we believe is common to companies engaged in our line of business, including commercial, intellectual property and employment disputes. We are not currently a party to any material legal proceedings that we believe would likely have a material adverse effect on our financial condition, results of operations or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors as of the date of this prospectus.

Name	Age	Position(s)

Sohail A. Khan	56	President, Chief Executive Officer and Director
William H. Burke	49	Chief Financial Officer, Treasurer and Secretary
George W. Haberlin	48	Chief Operating Officer and Vice President, Worldwide Sales
Peter L. Gammel	50	Chief Technology Officer and Vice President, Engineering
Alistair P. Manley	58	Vice President, Marketing
Morrison C. Tan	48	Vice President, Operations
John Brewer, Jr.	49	Vice President, Corporate and Business Development
Theodore Shlapak	67	Chairman of the Board
Bill Byun	42	Director
Patrick DiPietro	55	Director
Matthew S. Engel	33	Director
Karen Roscher	51	Director Nominee

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

The following biographical descriptions set forth certain information as of the date of this prospectus about our executive officers and directors. The last sentence of each director’s biography includes information about each of our director’s specific experience, qualifications, attributes and skills that led our board of directors to the conclusion that each should serve as a director.

Sohail A. Khan has served as our President, Chief Executive Officer and Director since April 2007. Prior to joining us, Mr. Khan served as an operating partner at Bessemer Venture Partners, a venture capital firm, from March 2006 to March 2007 where he assisted in the evaluation of new investment opportunities and provided support to portfolio companies. From 2001 to 2005, Mr. Khan held various senior management positions with Agere Systems, Inc. (acquired by LSI Logic Corporation), which was a publicly traded global leader in semiconductors and software solutions for storage, mobility, and networking markets, including executive vice president of infrastructure systems and executive vice president of strategy and development. Mr. Khan held senior management positions at Lucent Technologies, Inc. from 1996 to 2001, AT&T Inc. from 1990 to 1996, NEC Electronics Corporation (now Renesas Electronics Corporation) from 1984 to 1989, and Intel from 1982 to 1984. Mr. Khan serves on the board of directors of LightPath Technologies, Inc. and GainSpan Corporation. He holds a Master of Business Administration from the University of California at Berkeley and a Bachelor of Science in electrical engineering from the University of Engineering in Lahore, Pakistan. Mr. Khan brings his executive management experience and extensive experience in the semiconductor industry to our board of directors.

William H. Burke has served as our Chief Financial Officer and Treasurer since December 2005 and Secretary since 2010. Prior to joining us, Mr. Burke served as executive vice president, chief financial officer and executive vice president of business development at Riverdeep/The Learning Company, a developer of interactive learning solutions, from 2000 to 2004 where he led a dual-listed initial public offering. From 1997 to 1999, Mr. Burke served as vice president of finance and administration at AXS-One, Inc. (formerly Computron Software Corporation), a provider of archiving software solutions. From 1985 to 1997, Mr. Burke held several positions, including senior audit manager at Andersen LLP, a public accounting firm. Mr. Burke earned his Bachelor of Business Administration in accounting with Honors at Northeastern University.

George W. Haberlin has served as our Chief Operating Officer since May 2005 and Vice President, Worldwide Sales since September 2001. Mr. Haberlin also served as our President from August 2005 to April 2007. Prior to joining us, Mr. Haberlin was a sales director at Zarlink Semiconductor Inc., a provider of solutions for voice and data networks, medical telemetry applications and optical interconnect, from 1998 to 2001 where he was responsible for applications support, product introductions and global customer relationships. From 1995 to 1998, Mr. Haberlin was regional sales manager at GEC Plessey Semiconductors, Inc. From 1991 to 1995, Mr. Haberlin was vice president of sales, and from 1986 to 1990, sales engineer at Stone Component Sales Corporation. Mr. Haberlin holds a Bachelor of Arts degree in political science from the University of Wisconsin.

Peter L. Gammel has served as our Chief Technology Officer and Vice President, Engineering since June 2007. Prior to joining us, Mr. Gammel served as vice president, engineering at Renaissance Wireless Corporation, a venture-backed startup, from August 2006 to 2007 where he assembled and managed a 15-person team to develop RF acoustic wave products. From 2005 to 2006, Mr. Gammel was the chief technology officer at AdvanceNanotech, Inc., a development-stage company specializing in the commercialization of nanotechnology, where he developed and managed an early stage development fund for a publicly traded company. From 2000 to 2005, Mr. Gammel worked at Agere Systems, Inc. (acquired by LSI Logic Corporation), where he was chief technology officer in the analogue products business unit from 2002 to 2005 and director, MEMS research from 2000 to 2002. From 1986 to 2000, Mr. Gammel was a research director at Bell Laboratories, a research and development organization of Alcatel-Lucent. He holds a PhD in physics from Cornell University and Bachelor of Science degrees in physics and mathematics from Massachusetts Institute of Technology.

Alistair P. Manley has served as our Vice President, Marketing since December 2007 and from 2002 to 2007, Mr. Manley held various positions at our company, including Director of Sales in North America, Senior Director of Marketing and Vice President, Partner Development. Prior to joining us, Mr. Manley managed business development, product definition, field sales and training and strategic accounts for set-top box and cellular products at Mitel Corporation (now Zarlink Semiconductor Inc.) from 1984 to 2002. Mr. Manley held various marketing and engineering positions at GEC Plessey Semiconductors, Inc. from 1978 to 1984 and at Texas Instruments Inc. from 1969 to 1978. He holds a Higher National Diploma from the Northampton College of Technology.

Morrison C. Tan has served as our Vice President, Operations since July 2005. Prior to joining us, Mr. Tan was director of operations for worldwide new product introductions and product engineering at Zarlink Semiconductor Inc. from 1996 to 2005. During his 10 years at Zarlink, Mr. Tan occupied a variety of increasingly senior product engineering, process engineering and quality-based roles. From 1994 to 1996, Mr. Tan was a software engineer at Softline Systems Inc. and from 1992 to 1994, Mr. Tan was founder and president of Software Solutions, Inc. From 1984 to 1992, Mr. Tan was product quality and reliability engineering section manager at Intel. Mr. Tan holds a Bachelor of Science degree in electronics & communications engineering from De La Salle University.

John Brewer, Jr. has served as our Vice President, Corporate and Business Development since October 2007 and was previously our Vice President, Marketing from April 2006 to October 2007. Prior to joining us, Mr. Brewer was chief executive officer, president and a member of the board of directors of Xindium Technologies, Inc., a company providing RF power amplifiers for next-generation mobile handsets and terminals, from 2003 to 2005 where he focused on business development, marketing and sales. From 2000 to 2003, Mr. Brewer worked at Vincio LLC and from 1997 to 2000, at Tropian, Inc. Mr. Brewer successfully grew wireless transceiver product lines in management positions at SEIKO Communications Systems, Inc. from 1995 to 1997, Analog Devices, Inc. from 1994 to 1995 and Tektronix, Inc. from 1990 to 1994. He holds a Bachelor of Science degree in electrical engineering from Santa Clara University.

Theodore Shlapak has served on our board of directors as Chairman since June 2007. From 1971 until his retirement in 2004, Mr. Shlapak worked at Motorola Corporation, a provider of wireless telecommunication products, where he most recently served as president and chief executive officer of the semiconductor products sector. Mr. Shlapak also led European and Canadian semiconductor operations at Motorola. Mr. Shlapak also serves on the board of directors of Applied Micro Circuits Corporation and Gennum Corporation and formerly served on the board or directors of Tundra Semiconductor Corporation. Mr. Shlapak holds Bachelor of Science and Master of Science degrees in electrical engineering from the University of Waterloo. Mr. Shlapak brings his extensive experience in the semiconductor industry to our board of directors.

Bill Byun has served on our board of directors since April 2007. Mr. Byun has been a general partner of 7 Capital LLC since August 2010. Mr. Byun was a managing director at Samsung Ventures Investment Corporation, a firm that manages venture investments, from January 2005 to July 2010. Prior to his tenure at Samsung Ventures, Mr. Byun held executive sales and marketing positions with Philips Semiconductor (now known as NXP Semiconductors Inc.), a producer of semiconductors and software that delivers enhanced sensory service in electronic devices, from 2001 to 2005, KLA-Tencor, Inc., a supplier of process control and yield management solutions for the semiconductor and related industries, from 1999 to 2001, and Etec Systems, Inc. (now a subsidiary of Applied Materials, Inc.), a provider of photomask semiconductor systems, from 1996 to 1999. Mr. Byun received a Bachelor of Science in mechanical engineering from the University of California at Santa Barbara and a Master of Business Administration from Oxford University. Mr. Byun brings his executive sales and marketing experience and knowledge of the semiconductor industry to our board of directors.

Patrick DiPietro has served on our board of directors since December 2002. Mr. DiPietro is the founder of Sanmite Technologies Inc., a company that invests in next generation communications technology. Mr. DiPietro was previously a managing general partner at VenGrowth Asset Management Inc., a private equity and venture capital firm, from August 2004 to July 2010, after having joined VenGrowth in 2001. From 1999 to 2001 Mr. DiPietro was a vice president of 3G wireless systems at Nortel Networks, Inc., a telecommunications equipment manufacturer. Mr. DiPietro previously occupied senior managerial roles in research and development and operations at Nortel and Bell-Northern Research, Inc. Mr. DiPietro also serves as a director of BelAir Networks Inc. Mr. DiPietro was formerly on the board of directors of Sandvine Incorporated from 2002 to 2007, now a public company and was also on the board of directors of BTI Systems Inc. from 2002 to 2009. He also served on the boards of Nakina Systems Inc. and Liquid Computing Corporation, and was chairman of the board of directors of Neterion Inc. Mr. DiPietro holds a Bachelor of Science in electrical engineering from Queen’s University. Mr. DiPietro brings his extensive experience in venture capital investing and over 20 years in high technology to our board of directors.

Matthew S. Engel has served on our board of directors since November 2010. Mr. Engel has been a partner at Prism Venture Management LLC, an early stage technology and life sciences venture capital firm, since 2007. Prior to returning to Prism in 2007, Mr. Engel was the senior manager of business development and the vice president of finance at GeoTrust, Inc., which was acquired by Verisign, Inc. in 2006. He is currently on the board of Six Degree Games, Inc. and Sonian, Inc. Mr. Engel holds a Bachelor of Science degree in accountancy from Villanova University. Mr. Engel brings his extensive experience in venture capital investing and his financial expertise to our board of directors.

Karen Roscher has agreed to serve on our board of directors upon the completion of this offering. Ms. Roscher has been the senior vice president and chief financial officer of Welch Allyn, Inc., a medical device manufacturer, since July 2009. From September 2007 through December 2008, Ms. Roscher was senior vice president and chief financial officer of Conexant Systems, Inc., a fabless semiconductor manufacturer. From 1981 through September 2007, Ms. Roscher was in various financial and operational roles at Motorola Corporation’s semiconductor products sector and at Freescale Semiconductor Inc., a semiconductor manufacturer, where she most recently served as vice president of corporate financial planning and analysis. Ms. Roscher holds a Master of Business Administration and a Bachelor of Science in Accounting from Arizona State University and is a certified public accountant. Ms. Roscher brings extensive financial and semiconductor knowledge and experience to our board of directors.

Composition of our Board of Directors

Our board of directors currently consists of five members, all of whom were elected pursuant to the board composition provisions of our stockholders agreement, which is described under “Certain Relationships and Related Party Transactions — Recapitalization and Private Placements of Securities — Stockholders Agreement” in this prospectus. These board composition provisions will terminate immediately prior to the completion of this offering. Upon the termination of these provisions, there will be no further contractual obligations regarding the election of our directors. Our nominating and corporate governance committee and board of directors may therefore consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity, which is not limited to race, gender or national origin. We have no formal policy regarding board diversity. Our nominating and corporate governance committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our stockholders through their established records of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, and professional and personal experiences and expertise relevant to our growth strategy.

Director Independence.  We have applied to have our common stock listed on the NASDAQ Global Market. Our board of directors has determined that     ,      and           are independent under the applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ Global Market. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our board committees will comply with all applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ Global Market. There are no family relationships among any of our directors or executive officers.

Staggered Board.  Immediately prior to the completion of this offering, our board of directors will be divided into three staggered classes of directors of the same or nearly the same number and each will be assigned to one of the three classes. At each annual meeting of the stockholders, a class of directors will be elected for a three year term to succeed the directors of the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2012 for Class I directors, 2013 for Class II directors and 2014 for Class III directors.

•	Our Class I directors will be ;

•	Our Class II directors will be ; and

•	Our Class III directors will be .

Our amended and restated certificate of incorporation and amended and restated by-laws, each of which will become effective upon the completion of this offering, provide that the number of our directors shall be fixed from time to time by a resolution of the majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class shall consist of one-third of our board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent stockholder efforts to effect a change of our management or a change in control.

Board Leadership Structure and Board’s Role in Risk Oversight

The positions of chairman of the board and chief executive officer are presently separated and have historically been separated at our company. We believe that separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead our board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as our board of directors’ oversight responsibilities continue to grow. While our amended and restated by-laws, which will become effective upon the completion of this offering, and our corporate governance guidelines do not require that our chairman and chief executive officer positions be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including risks relating to our operations, strategic direction and intellectual property as more full discussed under “Risk Factors” in this prospectus. Management is responsible for the day-to-day management of risks we face, while our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed.

The role of our board of directors in overseeing the management of our risks is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full board of directors (or the appropriate board committee in the case of risks that are under the purview of a particular committee) discusses with management our major risk exposures, their potential impact on us, and the steps we take to manage them. When a board committee is responsible for evaluating and overseeing the management of a particular risk or risks, the chairman of the relevant committee reports on the discussion to the full board of directors during the committee reports portion of the next board meeting. This enables our board of directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Committees of our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. Upon the completion of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Securities and Exchange Commission and NASDAQ Global Market rules and regulations.

Audit committee.           ,           and           currently serve on the audit committee, which is chaired by          . Ms. Roscher has agreed to serve on the Audit Committee upon the completion of this offering. Our board of directors has determined that          ,           and           are independent under the applicable rules and regulations of the Securities and Exchange Commission and the NASDAQ Global Market. Our board of directors has designated           as an “audit committee financial expert,” as defined under the applicable rules of the Securities and Exchange Commission. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

•	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•	reviewing the overall audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and estimates used by us;

•	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•	recommending, based upon the audit committee’s review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

•	preparing the audit committee report required by Securities and Exchange Commission rules to be included in our annual proxy statement;

•	reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

•	reviewing quarterly earnings releases and scripts.

Compensation committee.          ,          and           currently serve on the compensation committee, which is chaired by          . Our board of directors has determined that          ,          and           are independent under the applicable rules and regulations of the NASDAQ Global Market. The compensation committee’s responsibilities include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer;

•	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing and establishing our overall management compensation, philosophy and policy;

•	overseeing and administering our compensation and similar plans;

•	reviewing and approving our policies and procedures for the grant of equity-based awards;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing with management the compensation discussion and analysis to be included in our annual proxy statement or Annual Report on Form 10-K; and

•	reviewing and discuss with our board of directors corporate succession plans for the chief executive officer and other key officers.

Nominating and corporate governance committee.          ,          and           currently serve on the nominating and corporate governance committee, which is chaired by           . Our board of directors has determined that          ,          and          are independent under the

applicable rules and regulations of the NASDAQ Global Market. The nominating and corporate governance committee’s responsibilities include:

•	developing and recommending to our board of directors criteria for board and committee membership;

•	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•	reviewing the size and composition of our board of directors to ensure that it is composed of members possessing the appropriate skills and expertise to advise us;

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•	developing and recommending to our board of directors a code of business conduct and ethics and a set of corporate governance guidelines;

•	developing a mechanism by which violations of the code of business conduct and ethics can be reported in a confidential manner; and

•	overseeing the evaluation of our board of directors and management.

Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of our board of directors or the compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Corporate Governance

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Upon the completion of this offering, our code of business conduct and ethics will be available on our website at www.sige.com. We intend to disclose any amendments to the code, or any waivers of its requirements, on our website.

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses our executive compensation policies and arrangements as they relate to our named executive officers who are listed in the compensation tables set forth below. The following discussion should be read together with the compensation tables and related disclosures set forth below.

Overview

We are a leading provider of highly integrated RF semiconductor front end solutions that enable wireless connectivity across a wide range of applications. With that in mind, we designed, and intend to modify as necessary, our compensation and benefits program and philosophy to attract, retain and incentivize talented, qualified and committed executive officers that share our philosophy and desire to work toward our goals. To support these compensation objectives, we strive to provide a competitive total compensation package to our executive officers that we believe:

•	motivates and rewards executives whose skills, knowledge and performance are critical to our success;

•	is informed by the external environment allowing for competitiveness of the total package;

•	aligns the interests of our executive officers with those of our stockholders and supports the strategic direction of our business;

•	encourages behavior consistent with our values and reinforces ethical business practices;

•	reflects the level of accountability and future potential of each executive and the achievement of outstanding individual results; and

•	links executive compensation to the achievement of objectives set for the executive at the beginning of each year.

We use a combination of base salary, annual performance-based cash incentive compensation and a long-term equity incentive compensation program to create a competitive compensation package for our executive officers. We generally apply the same compensation philosophy for our executive officers to all levels of senior managerial employees.

Role of Compensation Committee and Executive Officers

Our executive compensation program is administered by the compensation committee of our board of directors. Our compensation committee has overall responsibility for overseeing our executive compensation policies, plans and programs, reviewing our achievements as a company and the achievements of our individual officers and determining the type and level of compensation of our Chief Executive Officer, our other executive officers and our directors. In reviewing and approving these matters, our compensation committee considers such matters as it deems appropriate, including our financial and operating performance, the alignment of the interests of our named executive officers and our stockholders, the compensation paid to our peer group companies and our ability to attract and retain qualified and committed individuals.

For executive officers other than our Chief Executive Officer, the compensation committee typically seeks and considers input from Mr. Khan, our Chief Executive Officer, regarding such executive officers’ responsibilities, performance and compensation. Specifically, our Chief Executive Officer makes recommendations regarding base salary increases, annual performance-based cash incentive compensation and the grant of long-term equity incentive compensation to our named executive officers other than himself. These recommendations reflect compensation levels that our Chief Executive Officer believes are qualitatively commensurate with a named executive officer’s individual qualifications, experience, responsibility level, functional role, knowledge, skills and individual performance, as well as our company’s performance and the market for the position.

Mr. Khan also generally participates in our compensation committee’s deliberations about executive compensation matters but does not participate in the deliberation or determination of his own compensation. Our compensation committee considers our Chief Executive Officer’s recommendations with respect to our named executive officers other than himself but is not required to follow any of his recommendations and may adjust compensation up or down as it determines in its discretion. Our compensation committee then approves the type and amount of compensation for all of our named executive officers, including Mr. Khan.

Peer Group Information

In determining compensation for our named executive officers, we review market compensation data of our peer group companies as reported by Radford, a division of Aon Consulting Inc., in its Global Technology Survey. The peer group companies that we review from the 2010 Global Technology Survey are semiconductor companies with revenues of between $50 million and $200 million and consist of the following: Advanced Analogic Technologies Incorporated, Aeroflex Colorado Springs, Inc., Cirrus Logic, Inc., Cortina Systems, Inc., DpiX, LLC, Ebara Technologies, Inc., Exar Corporation, Entropic Communications, Inc., Gennum, Ikanos Communications, Inc., JSR Micro, Inc., Magnum Semiconductor Inc., Mellanox Technologies, Ltd (Israel), Mellanox Technologies, Ltd, Microtune, Inc., Mindspeed Technologies, Inc., Mips Technologies, Inc., Monolithic Power Systems, Inc., Netlogic Microsystems, Inc., Pericom Semiconductor Corporation, PLX Technology, Inc., Rambus Inc., Rohm Semiconductor USA, LLC, Supertex, Inc., Telegent Systems, Inc., Trident Microsystems, Inc., Tower Semiconductor Ltd., Jazz Semiconductor, Virage Logic Corporation, Volterra Semiconductor Corporation and Zarlink Semiconductor Inc. We also review the public filings of other peer semiconductor companies, including Advanced Analogic Technologies Incorporated, Anadigics, Atheros, Beceem Communications Inc., Broadcom, Cirrus Logic, Inc., Cambridge Silicon Radio, Entropic Communications, Inc., Hittite, MaxLinear, Inc., Marvell, Microsemi, Microtune, Inc., Pericom Semiconductor Corporation, RFMD, Skyworks and TriQuint. We believe that our peer group companies are representative of the types of companies with which we compete for executive talent. We may replace some or all of these companies with others from time to time as changes in market positions and company size, including our own, may suggest more representative peer group companies.

We generally use the peer group compensation data primarily as a reference in determining competitive compensation for our named executive officers. In determining competitive levels of compensation for our named executive officers, we refer to the peer group company data and make appropriate adjustments for our business, its financial condition and its prospects. The types and amounts of compensation paid to our named executive officers relative to our peer group companies may change from time to time as a result of such factors as our company’s performance relative to our peer group and the individual contributions of our named executive officers. While peer group market data provides a useful starting point for compensation decisions, our compensation committee considers such matters as it deems appropriate, including our financial and operating performance, the alignment of the interests of our named executive officers and our stockholders and our ability to attract and retain qualified and committed individuals, in arriving at final compensation decisions. Based on the foregoing, we believe the compensation levels for our named executive officers are competitive with the compensation levels of our peer group.

Our compensation committee may in its discretion engage the services of outside consultants and advisors in the future to assist it in making decisions regarding our compensation programs and philosophies.

Elements of Compensation

The elements of our executive compensation program include the following:

•	base salary;

•	annual performance-based cash incentive compensation;

•	long-term equity incentive compensation in the form of stock options; and

•	severance and change in control arrangements.

In addition, our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, disability, vision, group life and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other U.S.-based salaried employees. We also offer certain perquisites to certain of our named executive officers.

Our compensation committee has not established any formal policies or guidelines for allocating compensation between current and long-term equity incentive compensation or between cash and non-cash compensation. In determining the amount and mix of compensation elements and whether each element provides the correct incentives and rewards for performance consistent with our short-term and long-term goals and objectives, our compensation committee relies on its judgment rather than adopting a formulaic approach to compensatory decisions.

Base Salary

We provide base salaries to our named executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. Base salary also provides guaranteed cash compensation to secure the services of our executive talent. The base salaries of our named executive officers are primarily established annually based on the scope of their responsibilities, experience, performance and contributions, taking into account the Radford peer group data and based upon our compensation committee’s understanding of compensation paid to similarly situated executives. Mr. Khan typically recommends base salaries for our named executive officers other than himself to our compensation committee for consideration and approval during the first quarter of each fiscal year. Our compensation committee considers Mr. Khan’s recommendations with respect to our named executive officers other than himself but is not required to follow any of his recommendations and may adjust the amount of a recommended base salary up or down as it determines in its discretion. Our compensation committee also determines Mr. Khan’s base salary during the first quarter of each fiscal year.

Adjustments are made as necessary to recruit or retain specific individuals. We may increase the base salary of an executive officer at any time if a change in the scope of the executive’s responsibilities, such as promotion, justifies such consideration. Named executive officer base salaries are generally set at levels that are proportionately higher than other managers in our company to recognize their greater role in our success and additional roles and managerial responsibilities.

We believe that a competitive base salary relative to the companies with which we compete for executives is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. We also believe that attractive base salaries can motivate and reward our named executive officers for their overall performance.

Based on general economic conditions, following its annual evaluation of base salaries for fiscal 2010 for our named executive officers, our compensation committee determined not to increase the base salaries of Messrs. Khan, Burke, Haberlin, Gammel and Manley, which were $325,000, $235,000, $265,000, $220,000 and $190,000, respectively, in fiscal 2010.

Annual Performance-Based Cash Incentive Compensation

We believe that a portion of annual cash compensation for our named executive officers should be contingent upon successful company and individual performance. Therefore, our named executive officers are eligible to receive annual performance-based cash incentive compensation, referred to as a performance bonus, which is generally tied to overall company performance and individual performance. Each named executive officer has a target performance bonus under his employment agreement, in the case of Mr. Khan, or employment offer letter, in the case of the other named executive officers, as follows: Mr. Khan — up to $150,000, Mr. Burke — up to $75,000, Mr. Haberlin — up to 50% of his annual base salary, Mr. Gammel — up to 30% of his annual base salary and Mr. Manley — up to $60,000. The targets are subject to the achievement of performance objectives and are generally earned if the named executive officer exceeds the performance objectives. Our compensation committee has discretion to pay performance bonuses that are below, meet or exceed the targets.

Mr. Khan typically recommends corporate performance objectives to our compensation committee for approval during the first quarter of each fiscal year. Corporate performance objectives vary from year to year and may include performance relative to certain goals relating to revenue, gross margins, expenses, inventory turns and product development. In addition to the corporate performance objectives applicable to our named executive officers, our named executive officers other than Mr. Khan submit their own individual performance objectives for the fiscal year to Mr. Khan for his approval. Individual performance objectives vary from year to year and may include performance relative to certain strategic goals and leadership skills.

At the beginning of the following fiscal year, our compensation committee typically seeks and considers input from Mr. Khan regarding the performance of our named executive officers other than himself in relation to the corporate and individual performance objectives established for the particular year and the amount of any performance bonus for those named executive officers. Our compensation committee reviews the performance of our company and of our named executive officers and determines the amount of the performance bonus to be paid to each named executive officer. Our compensation committee considers Mr. Khan’s recommendations with respect to our named executive officers other than himself but is not required to follow any of his recommendations and may adjust the amount of a recommended performance bonus up or down as it determines in its discretion.

Corporate objectives and individual objectives are designed to focus our named executive officers on individual and team behaviors that support our overall performance and success. Individual objectives are based on pre-determined individual or group goals, which are tailored to gauge the performance of named executive officers in their respective roles. In general, actual results against target objectives result in a bonus payment between 0% and 100% of the target bonus amount. Over achievement against target objectives can result in a bonus payment in excess of the targeted bonus amount. Our compensation committee can, at its sole discretion, vary the payments depending on factors such as the general economic outlook or existing market conditions. In general, awards earned will be payable in cash after the end of the performance period during which the award was earned, but may also be payable in the form of an equity award under our equity incentive plan.

Setting corporate and individual performance objectives for fiscal 2010 was difficult due to the financial downturn that impacted the semiconductor industry in 2008 and into early 2009. Our compensation committee considered and approved certain corporate and individual performance objectives including revenue and certain other non-GAAP financial targets as well as other strategic and operational objectives including market position, new product introductions, customer expansion and customer and employee satisfaction, receivables and inventory turns. In addition, Mr. Khan approved individual performance objectives associated with each named executive officer’s specific responsibilities. In early fiscal 2011, the actual performance of each named executive officer against the target objectives was reviewed by Mr. Khan. Mr. Khan provided each named executive officer individual performance reviews and recommended to our compensation committee the bonus amounts. For Mr. Khan, the compensation committee reviewed his actual performance against the approved corporate and individual performance objectives. Based on the foregoing, our compensation committee determined to award performance bonuses to our named executive officers for fiscal 2010 as follows: Mr. Khan — $150,000, Mr. Burke — $75,000, Mr. Haberlin — $130,000, Mr. Gammel — $60,000 and Mr. Manley — $50,000.

Long-Term Equity Incentive Compensation

Long-term equity incentive compensation is an integral part of our overall compensation program. Providing our named executive officers with the opportunity to earn compensation through stock ownership is viewed as a powerful tool to attract and retain highly qualified executives, to achieve strong long-term stock price performance and to help align our executives’ interests with our stockholders’ interests. In addition, the vesting feature of our equity grants contributes to executive retention because this feature provides an incentive to our named executive officers to remain in our employ during the vesting period. These stock based incentives, which have consisted solely of stock option awards to date, are based on our compensation committee’s analysis of relevant compensation information, with the intention of keeping the overall compensation of our named executive officers, including the equity component of that compensation, at a competitive level. We have generally granted stock options to our named executive officers upon their commencement of employment with us and periodically thereafter.

To date, we have not had an established set of criteria for granting equity awards. Instead, the compensation committee exercised its judgment and discretion, in consultation with our Chief Executive Officer for awards to named executive officers other than himself, and considered, among other things, the role and responsibility of each named executive officer, the market analyses provided by Radford, his or her past performance, anticipated future contributions, amount of unvested stock options held by the named executive officer, the amount of stock based equity compensation already held by the named executive officer and the other elements of the named executive officer’s compensation in approving equity awards. Our compensation committee also considers the number of shares of common stock outstanding, the number of shares of common stock authorized for issuance under its equity compensation plans, the number and value at various stock prices of stock options and shares held by the named executive officer for whom an award is being considered and our compensation objectives and policies described above. As with the determination of base salaries and performance bonuses, our compensation committee exercises subjective judgment and discretion after taking into account the above criteria.

In 2011, we adopted an equity award grant policy, effective as of the date of this prospectus, which formalizes how we grant equity awards to our officers and employees in the future. Under our equity award grant policy, all grants must be approved by our board of directors or our compensation committee. All equity awards will be made at fair market value based on the closing market price of our common stock on the effective date of grant. While our current equity incentive plans may permit the granting of equity awards at any time, our equity award grant policy provides that we will generally only grant equity awards on a regularly scheduled basis, as follows:

•	grants made in connection with the hiring of a new employee or promotion of an existing employee will be made effective and priced on a monthly basis on the first trading day following the month in which the grant was approved; and

•	grants made to existing employees, other than in connection with a promotion will be made, if at all, on an annual basis.

The material terms of our 2002 Stock Plan and the material terms of our 2011 Stock Option and Incentive Plan that will become effective upon the completion of our initial public offering are described under “— Benefit Plans” elsewhere in this prospectus.

Severance and Change in Control Arrangements

We have severance and change in control arrangements with our named executive officers Messrs. Khan, Burke, Haberlin, Gammel and Manley pursuant to which they are entitled to receive compensation and other benefits in connection with certain terminations of employment and terminations of employment in connection with a change in control (or acquisition event, in the case of Mr. Khan). These arrangements are described in more detail under “Employment Agreement, Employment Offer Letters and Change in Control Arrangements” elsewhere in this prospectus.

Our goal in providing certain severance and change in control benefits is to offer sufficient cash continuity protection such that our executives will focus their full time and attention on the requirements of the business rather than the potential implications for their respective positions. We prefer to have certainty regarding the potential severance amounts payable to our named executive officers under certain circumstances, rather than negotiating severance at the time that a named executive officer’s employment terminates. We have also determined that accelerated vesting provisions in connection with certain acquisition events contained in stock option agreements with our named executive officers and in our employment agreement with Mr. Khan in connection with a termination following certain acquisition events are appropriate because they will encourage our named executive officers to stay focused in such circumstances, rather than the potential implications for them.

Other Benefits

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, disability, vision, group life and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other U.S.-based salaried employees. We also offer certain perquisites to certain of our named executive officers. We leased an apartment in Hong Kong, China for Mr. Haberlin because we required him to spend a significant amount of time in our Hong Kong office. We leased an apartment in Andover, Massachusetts for Messrs. Khan and Gammel because we required them to spend a significant amount of time at our corporate headquarters.

Tax and Accounting Considerations

We have provided our named executive officers with a gross-up or other reimbursement for tax amounts they might pay pursuant to Section 280G of the Code. See “Employment Agreement, Employment Offer Letters and Change in Control Arrangements” elsewhere in this prospectus. Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax.

For our financial statements, cash compensation, such as salary and bonus, is expensed and for our income tax returns, cash compensation is generally deductible except as set forth below. For equity-based compensation, we expense the fair value of such grants over the vesting period.

Section 162(m) of the Code imposes a $1 million cap on federal income tax deduction for compensation paid to our Chief Executive Officer and to certain other highly compensated officers during any fiscal year unless the compensation is “performance-based” under Section 162(m). Under a special Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of this initial public offering will not be subject to the $1 million limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the close of the third calendar year following the year in which the public offering occurs. While the compensation committee cannot predict how the deductibility limit may impact our compensation program in future years, the compensation committee intends to maintain an approach to executive compensation that strongly links pay to performance. In addition, while the compensation committee has not adopted a formal policy regarding tax deductibility of compensation paid to our named executive officers, the accounting and tax treatment of compensation pursuant to Section 162(m) and other applicable rules is a factor in determining the amounts of compensation for our named executive officers.

Summary Compensation Table

The following table reflects the compensation paid during fiscal 2010 to our named executive officers.

SUMMARY COMPENSATION TABLE

The following table sets forth information about compensation earned by our chief executive officer, our chief financial officer and each of our three other most highly compensated executive officers for fiscal 2010. We refer to these executive officers in this prospectus as our named executive officers.

				Non-Equity
			Option	Incentive Plan	All Other
Name and Principal		Salary	Awards	Compensation	Compensation		Total
Position	Year	($)(1)	($)	($)(2)	($)		($)

Sohail A. Khan	2010	325,000	0	150,000	25,878	(3)	500,878
President and Chief
Executive Officer
William H. Burke	2010	235,000	0	75,000	300	(4)	310,300
Chief Financial Officer, Treasurer and Secretary
George W. Haberlin	2010	265,000	0	130,000	29,994	(5)	424,994
Chief Operating Officer and Vice President, Worldwide Sales
Peter L. Gammel	2010	220,000	0	60,000	17,365	(6)	297,365
Chief Technology Officer and Vice President, Engineering
Alistair P. Manley	2010	190,000	0	50,000	7,200	(7)	247,200
Vice President, Marketing

(1)	Amounts represent the base salaries earned by our named executive officers in fiscal 2010.

(2)	Amounts represent the performance bonuses earned by our named executive officers in fiscal 2010, which were paid in fiscal 2011.

(3)	Represents payments in the amount of (a) $12,950 under a lease for an apartment as temporary accommodation near our principal executive offices in Andover, Massachusetts, (b) $8,607 under an automobile lease, (d) $4,321 for reimbursement of travel expenses.

(4)	Represents payments for a gym membership.

(5)	Represents payments in the amount of (a) $23,994 under a lease for an apartment in Hong Kong, China and (b) $6,000 for reimbursement of automobile expenses.

(6)	Represents payments in the amount of (a) $12,950 under a lease for an apartment as temporary accommodation near our principal executive offices in Andover, Massachusetts and (b) $3,707 for reimbursement of travel expenses (c) $708 for a gym membership.

(7)	Represents payments for reimbursement of automobile expenses.

Grants of Plan-Based Awards

The following table sets forth information regarding grants of stock option awards during fiscal 2010 to each of our named executive officers.

GRANTS OF PLAN BASED AWARDS

					All Other
					Option
					Awards:	Exercise	Grant Date
					Number of	Price of	Fair Value
					Securities	Option	of Stock
		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Underlying	Award	and Option
		Threshold	Target	Maximum	Options	($ Per	Awards
Name	Grant Date	($)	($)(1)	($)	(#)	Share)	($)

Sohail A. Khan	—		$150,000		—	—	—
William H. Burke	—		$75,000		—	—	—
George W. Haberlin			$132,500
Peter L. Gammel	—		$66,000		—	—	—
Alistair P. Manley	—		$60,000		—	—	—

(1)	Represents the target performance bonus under Mr. Khan’s employment agreement and the employment offer letters of Messrs. Burke, Haberlin, Gammel and Manley with respect to fiscal 2010. Actual performance bonus amounts for fiscal 2010 are reflected in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table elsewhere in this prospectus.

Outstanding Equity Awards

The following table sets forth grants of stock options outstanding on December 31, 2010, the last day of fiscal 2010, to each of our named executive officers.

Outstanding Equity Awards at 2010 Fiscal Year End

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying		Option
	Unexercised	Unexercised		Exercise	Option
	Options (#)	Options (#)		Price	Expiration
Name	Exercisable	Unexercisable		($)	Date(11)

Sohail A. Khan	5,329,539	484,504	(1)	0.21	11/9/2017
William H. Burke	699,555	—	(2)	0.21	12/27/2017
	170,748	—	(3)	0.21	12/27/2017
	237,500	62,500	(4)	0.21	7/11/2017
	31,250	68,750	(5)	0.21	9/9/2019
George W. Haberlin	621,360	—		0.21	12/27/2017
	245,878	—	(7)	0.21	12/27/2017
	395,833	104,167	(4)	0.21	7/11/2017
	78,125	171,875	(5)	0.21	9/9/2019
Peter L. Gammel	875,000	125,000	(8)	0.21	12/27/2012
	395,833	104,167	(4)	0.21	9/17/2017
Alistair P. Manley	96,667	—		0.21	12/27/2017
	85,497	—	(10)	0.21	12/27/2017
	197,917	52,083	(4)	0.21	9/17/2017
	23,438	51,563	(5)	0.21	9/9/2019

(1)	Represents a stock option award granted on December 27, 2007 under our 2002 Stock Plan under which 25% of the shares subject to the award vested on April 9, 2008, and the remainder of the shares vest monthly with respect to 1/48th of the total number of shares subject to the award on a monthly basis thereafter.

(2)	Represents a stock option award granted on December 27, 2007 under our 2002 Stock Plan under which 335,203 of the shares subject to the award vested on the grant date, and the remainder of the shares vest monthly with respect to 1/48th of the total number of shares subject to the award on a monthly basis thereafter.

(3)	Represents a stock option award granted on December 27, 2007 under our 2002 Stock Plan under which 71,145 of the shares subject to the award vested on the grant date, and the remainder of the shares vest monthly with respect to 1/48th of the total number of shares subject to the award on a monthly basis thereafter.

(4)	Represents a stock option award granted on September 17, 2007 under our 2002 Stock Plan under which 25% of the shares subject to the award vested on October 1, 2008, and the remainder of the shares vest monthly with respect to 1/48th of the total number of shares subject to the award on a monthly basis thereafter.

(5)	Represents a stock option award granted on September 9, 2009 under our 2002 Stock Plan under which the shares subject to the award vest in 48 equal monthly installments.

(6)	Represents a stock option award granted on December 27, 2007 under our 2002 Stock Plan under which 388,350 of the shares subject to the award vested on the grant date, and the remainder of the shares vest monthly with respect to 1/48th of the total number of shares subject to the award on a monthly basis thereafter.

(7)	Represents a stock option award granted on December 27, 2007 under our 2002 Stock Plan under which 102,449 of the shares subject to the award vested on the grant date, and the remainder of the shares vest monthly with respect to 1/48th of the total number of shares subject to the award on a monthly basis thereafter.

(8)	Represents a stock option award granted on December 27, 2007 under our 2002 Stock Plan under which 250,000 of the shares subject to the award vested on June 1, 2008, and the remainder of the shares vest monthly with respect to 1/48th of the total number of shares subject to the award on a monthly basis thereafter.

(9)	Represents a stock option award granted on December 27, 2007 under our 2002 Stock Plan under which 82,570 of the shares subject to the award vested on the grant date, and the remainder of the shares vest monthly with respect to 1/48th of the total number of shares subject to the award on a monthly basis thereafter.

(10)	Represents a stock option award granted on December 27, 2007 under our 2002 Stock Plan under which 35,624 of the shares subject to the award vested on the grant date, and the remainder of the shares vest monthly with respect to 1/48th of the total number of shares subject to the award on a monthly basis thereafter.

(11)	On May 7, 2009, our board of directors voted to extend the term of all outstanding stock options from 5 years to 10 years. The option expiration dates reflect the 5-year extension from the original expiration date of each option.

Option Exercises for Fiscal 2010

Our named executive officers did not exercise any stock options during fiscal 2010.

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Employment Agreement, Employment Offer Letters and Change in Control Arrangements

We entered into an employment agreement with Mr. Khan in April 2007 to serve as our President and Chief Executive Officer. Mr. Khan’s employment agreement was amended in October 2009. The term of Mr. Khan’s employment will continue until terminated in accordance with the terms of the employment agreement. The employment agreement provides for an initial annual base salary of $325,000, which may be reviewed annually for increase, but not decrease. Mr. Khan’s annual base salary may also be reduced to save costs if the reduction is consistently applied to other of our similarly situated executives. In addition to Mr. Khan’s annual base salary, he is eligible to receive a target performance bonus of $150,000 annually based on achievement of performance goals, subject to increase from time to time in the discretion of our board or our compensation committee. Mr. Khan is also eligible to receive equity grants and was initially granted an option to purchase 5,814,042 shares of our common stock upon entering into the employment agreement. The initial option grant vests 25% on the first anniversary of the date of grant and the remaining 75% vests monthly thereafter over a 3-year period, subject to Mr. Khan’s continued employment with us and acceleration of vesting under certain circumstances. Mr. Khan’s employment agreement also entitles him to participate in our benefit plans, to receive three weeks of vacation per year and to be reimbursed for certain out-of-pocket, commuting and relocation expenses. Mr. Khan is subject to confidentiality obligations and also to non-competition and non-solicitation covenants for the term of his employment and for one year after termination of his employment. The employment agreement also provides for assignment to us of the rights to certain intellectual property developed during Mr. Khan’s employment.

Our employment agreement with Mr. Khan provides for the payment of severance upon the termination of his employment by us without cause or by Mr. Khan for good reason. If we terminate Mr. Khan’s employment without cause or Mr. Khan terminates his employment for good reason, Mr. Khan is entitled to receive (i) his then current annual base salary for a period of 12 months, (ii) continued payments of premiums for medical benefits for a period of 12 months, (iii) continued vesting of his then outstanding stock options and restricted stock awards for a period of 12 months and (iv) a performance bonus in the amount of Mr. Khan’s target performance bonus for the applicable award period prorated for the period served during the award period. In addition, in connection with such termination of employment, Mr. Khan shall have the right to exercise any vested stock options within 24 months after his last date of employment. Upon termination of employment as described above and assuming a termination date of December 31, 2010, Mr. Khan would have been entitled to receive $325,000 in base salary, continued payments of premiums for medical benefits in the amount of $15,103, continued vesting of 484,504 stock options until full vesting in April 2011 and a performance bonus in the amount of $150,000.

If we terminate Mr. Khan’s employment without cause or Mr. Khan terminates his employment for good reason within 12 months following, or not more than 3 months prior to, an acquisition event relating to our company in which the consideration received by us or our stockholders is less than $150 million, Mr. Khan is entitled to receive (i) 3 times the sum of his aggregate base salary and performance bonuses during the preceding 12 months to be paid in 12 equal monthly installments following his termination and (ii) continued payments of premiums for medical benefits for a period of 12 months. In accordance with the amendments made in October 2009 to Mr. Khan’s employment agreement and incentive stock option agreement, if Mr. Khan is either employed by our company on the occurrence of an acquisition event or subject to an involuntary termination during the 3 month period immediately prior to the closing of an acquisition event or within 12 months following the closing of the acquisition event, then all of Mr. Khan’s stock options shall become fully vested. Upon termination of employment as described above and assuming a termination date of December 31, 2010, Mr. Khan would have been entitled to receive $1,425,000 in base salary and performance bonus, continued payments of premiums for medical benefits in the amount of $15,103 and the vesting of approximately 484,504 stock options. Mr. Khan’s employment agreement contains a Section 280G cut-back provision that limits his severance provided under this paragraph to an amount that will not exceed three times the “base amount” within the meaning of Section 280G(b)(3) of the Code and the regulations promulgated thereunder if such cut-back would result in a greater amount of after tax proceeds to Mr. Khan. Upon termination of employment as described above and assuming a termination date of December 31, 2010, the amount of such cut-back would have been approximately $227,292.

Our employment agreement with Mr. Khan also provides for certain payments in the event of Mr. Khan’s death or disability. Upon his death, Mr. Khan’s estate and/or family members is entitled to (i) continued payments of premiums for medical benefits for a period of 12 months and (ii) continued vesting of his then outstanding stock options for a period of 12 months. In the event of his death and assuming such death occurs on December 31, 2010, Mr. Khan’s estate would have been entitled to receive continued payments of premiums for medical benefits in the amount of $15,103 and the vesting of approximately 484,504 stock options until April 2011 when fully vested. Upon disability, Mr. Khan is entitled to receive continued payment of his base salary and benefits for a period of 6 months. In the event of his disability and assuming such disability occurs on December 31, 2010, Mr. Khan would have been entitled to receive $162,500 in base salary and continued payments of premiums for medical benefits in the amount of $7,552.

We entered into an employment offer letter with Mr. Burke in December 2005 to serve as our Chief Financial Officer. The employment offer letter provides for Mr. Burke’s employment at-will. The employment offer letter provides for an initial annual base salary of $225,000. In addition to Mr. Burke’s annual base salary, he is eligible to receive a performance bonus of up to $75,000 annually based on achievement of performance goals. Mr. Burke was initially granted an option to purchase 695,555 shares of our common stock upon entering into the employment offer letter. The initial option grant vests 25% per year over a four-year period. Mr. Burke’s employment offer letter also entitles him to participate in our benefit plans and to receive three weeks of vacation per year. The employment offer letter also requires Mr. Burke to sign a proprietary information agreement, which contains confidentiality provisions and provisions relating to our intellectual property. If we terminate Mr. Burke’s employment without cause, he is entitled to receive severance in the amount of 6 months of his base salary, which would have been in the aggregate amount of $117,500 if he had been terminated on December 31, 2010. If we terminate the employment of Mr. Burke without cause one month prior to, or 12 months following, certain sale events involving our company, subject to

Mr. Burke signing a release and non-solicitation agreement, Mr. Burke would be entitled to receive (i) 12 months of his base salary to be paid in a lump sum following his termination of employment, (ii) continued payments of premiums for medical benefits for a period of 12  months, (iii) a performance bonus based on his target performance bonus prorated for the period served during the award period and (iv) full vesting of his then outstanding stock options, which may be exercised for a period of 12 months following his termination of employment. In the event that the payments made to Mr. Burke in connection with a change in control trigger excise taxes under Section 280G of the Code, we will pay the first $100,000 of those taxes. Assuming such a termination of employment had occurred on December 31, 2010, Mr. Burke would have been entitled to receive his base salary in the amount of $235,000 to be paid in a lump sum; continued payments of premiums for medical benefits for a period of 12 months, with a value equal to $15,103; a performance bonus in the amount of $75,000; and the full vesting of 131,250 unvested stock options.

Under the terms of our stock option award agreements with Mr. Burke, any stock options held by Mr. Burke that are unvested upon the occurrence of an acquisition event will become vested with respect to those options that would have become vested during the 12 months immediately following the acquisition event. Assuming an acquisition event had occurred on December 31, 2010, Mr. Burke’s then unvested stock options would have become vested with respect to 87,500 stock options.

We entered into an employment offer letter with Mr. Haberlin in September 2001 to serve as our Vice President, Sales. The employment offer letter provides for Mr. Haberlin’s employment at-will. The employment offer letter provides for an initial annual base salary of $198,000. In addition to Mr. Haberlin’s annual base salary, he was eligible to receive a performance bonus of up to $70,000 in his first year of employment based on achievement of performance goals. Mr. Haberlin was initially granted an option to purchase 386,000 shares of our common stock upon entering into the employment offer letter. The initial option grant vests 25% per year over a four-year period. Mr. Haberlin’s employment offer letter also entitles him to participate in our benefit plans, to 4 weeks of vacation per year and to a $6,000 annual car allowance. The employment offer letter also requires Mr. Haberlin to sign a proprietary information agreement, which contains confidentiality provisions and provisions relating to our intellectual property. Upon his promotion to chief operating officer, we entered into a letter agreement with Mr. Haberlin in May 2005 which provides for an initial annual base salary of $250,000. In addition to Mr. Haberlin’s annual base salary, he is eligible to receive a performance bonus of up to 50% of his annual base salary based on achievement of performance goals. Mr. Haberlin was also granted an option to purchase 1,864,078 shares of our common stock. We entered into a letter agreement with Mr. Haberlin in January 2007 under which Mr. Haberlin agrees to spend at least 20 weeks per year working from our Hong Kong office in order to perform his role as Chief Operating Officer. If we terminate Mr. Haberlin’s employment without cause, he is entitled to receive severance in the amount of 12 months of his base salary, which would have been in the aggregate amount of $265,000 if he had been terminated on December 31, 2010. If we terminate the employment of Mr. Haberlin without cause one month prior to, or 12 months following, certain sale events involving our company, subject to Mr. Haberlin signing a release and non-solicitation agreement, Mr. Haberlin would be entitled to receive (i) 12 months of his base salary to be paid in a lump sum following his termination of employment, (ii) continued payments of premiums for medical benefits for a period of 12 months, (iii) a performance bonus based on his target performance bonus prorated for the period served during the award period and (iv) full vesting of his then outstanding stock options, which may be exercised for a period of 12 months following his termination of employment. In the event that the payments made to Mr. Haberlin in connection with a change in control trigger excise taxes under Section 280G of the Code, we will pay the first $100,000 of those taxes. Assuming such a termination of employment had occurred on December 31, 2010, Mr. Haberlin would have been entitled to receive his base salary in the amount of $265,000 to be paid in a lump sum; continued payments of premiums for medical benefits for a period of 12 months, with a value equal to $15,103; a performance bonus in the amount of $132,500; and the full vesting of 276,042 unvested stock options.

Under the terms of our stock option award agreements with Mr. Haberlin, any stock options held by Mr. Haberlin that are unvested upon the occurrence of an acquisition event will become vested with respect to those options that would have become vested during the 12 months immediately following the acquisition event. Assuming an acquisition event had occurred on December 31, 2010, Mr. Haberlin’s then unvested stock options would have become vested with respect to 166,667 stock options.

We entered into an employment offer letter with Mr. Gammel in June 2007, which was amended in December 2008, to serve as our Chief Technology Officer. The employment offer letter provides for Mr. Gammel’s employment at-will. The employment offer letter provides for an initial annual base salary of $210,000. In addition to Mr. Gammel’s annual base salary, he is eligible to receive a performance bonus of up to up to 30% of his annual base salary based on achievement of performance goals. Mr. Gammel was initially granted an option to purchase 1,000,000 shares of our common stock. The initial option grant vests 25% after one year and monthly thereafter over a 3-year period. Mr. Gammel’s employment offer letter also entitles him to participate in our benefit plans, to 3 weeks of vacation per year and to the reimbursement of certain commuting and relocation expenses. The employment offer letter also requires Mr. Gammel to sign a proprietary information agreement, which contains confidentiality provisions and provisions relating to our intellectual property, and a non-competition agreement. If we terminate Mr. Gammel’s employment without cause, he is entitled to receive severance in the amount of 6 months of his base salary, which would have been in the aggregate amount of $105,000 if he had been terminated on December 31, 2010. If we terminate the employment of Mr. Gammel without cause one month prior to, or 12 months following, certain sale events involving our company, subject to Mr. Gammel signing a release and non-solicitation agreement, Mr. Gammel would be entitled to receive (i) 12 months of his base salary to be paid in a lump sum following his termination of employment, (ii) continued payments of premiums for medical benefits for a period of 12  months, (iii) a performance bonus based on his target performance bonus prorated for the period served during the award period and (iv) full vesting of his then outstanding stock options, which may be exercised for a period of 12 months following his termination of employment. In the event that the payments made to Mr. Gammel in connection with a change in control trigger excise taxes under Section 280G of the Code, we will pay the first $100,000 of those taxes. Assuming such a termination of employment had occurred on December 31, 2010, Mr. Gammel would have been entitled to receive his base salary in the amount of $220,000 to be paid in a lump sum; continued payments of premiums for medical benefits for a period of 12 months, with a value equal to $15,103; a performance bonus in the amount of $66,000; and the full vesting of 229,167 unvested stock options.

Under the terms of our stock option award agreements with Mr. Gammel, any stock options held by Mr. Gammel that are unvested upon the occurrence of an acquisition event will become vested with respect to those options that would have become vested during the 12 months immediately following the acquisition event. Assuming an acquisition event had occurred on December 31, 2010, Mr. Gammel’s then unvested stock options would have become vested with respect to 229,167 stock options.

We entered into an employment offer letter with Mr. Manley in January 2002 to serve as our Director of Sales in North America. The employment offer letter provides for an initial annual base salary of $165,000. In addition to Mr. Manley’s annual base salary, he is eligible to receive a performance bonus of up to $50,000 annually based on achievement of performance goals. Mr. Manley was initially granted an option to purchase 96,334 shares of our common stock. The initial option grant vests 25% per year over a four-year period. Mr. Manley’s employment offer letter also entitles him to participate in our benefit plans, to 4 weeks of vacation per year and to a $600 monthly car allowance. The employment offer letter also requires Mr. Manley to sign a proprietary information agreement, which contains confidentiality provisions and provisions relating to our intellectual property. We entered into a letter agreement with Mr. Manley in June 2007 that provided for Mr. Manley’s employment as our Vice President, Marketing, provided that his then current annual base salary of

$180,000 be reviewed at Mr. Manley’s next annual review and provided that Mr. Manley is eligible to receive a performance bonus of up to $60,000 annually based on achievement of performance goals. The letter agreement also provides for relocation expenses of up to $45,000 for Mr. Manley’s relocation from California to Massachusetts. If we terminate Mr. Manley’s employment without cause, at our option, we may provide either written notice or pay in lieu of notice, plus applicable statutory severance in accordance with the Employment Standards Act (Ontario), which would have been in the aggregate amount of $58,462 if he had been terminated on December 31, 2010. If we terminate the employment of Mr. Manley without cause one month prior to, or 12 months following, certain sale events involving our company, subject to Mr. Manley signing a release and non-solicitation agreement, Mr. Manley would be entitled to receive (i) six months of his base salary to be paid in a lump sum following his termination of employment, (ii) continued payments of premiums for medical benefits for a period of six months, (iii) a performance bonus based on his target performance bonus prorated for the period served during the award period and (iv) full vesting of his then outstanding stock options, which may be exercised for a period of six months following his termination of employment. In the event that the payments made to Mr. Manley in connection with a change in control trigger excise taxes under Section 280G of the Code, we will pay the first $100,000 of those taxes. Assuming such a termination of employment had occurred on December 31, 2010, Mr. Manley would have been entitled to receive base salary in the amount of $95,000 to be paid in a lump sum; continued payments of premiums for medical benefits for a period of six months, with a value equal to $7,552; a performance bonus in the amount of $60,000; and the full vesting of 103,646 unvested stock options.

Under the terms of our stock option award agreements with Mr. Manley, any stock options held by Mr. Manley that are unvested upon the occurrence of an acquisition event will become vested with respect to those options that would have become vested during the 12 months immediately following the acquisition event. Assuming an acquisition event had occurred on December 31, 2010, Mr. Manley’s then unvested stock options would have become vested with respect to 70,833 stock options.

2002 Stock Plan

In addition, pursuant to the terms of certain stock option award agreements under our 2002 Stock Plan, the stock options granted to our executive officers that are unvested upon the occurrence of an acquisition event will become vested with respect to those options that would have become vested during the 12 months immediately following the acquisition event.

2011 Stock Option and Incentive Plan

Under our 2011 Stock Option and Incentive Plan, the vesting of equity awards granted to our named executive officers may accelerate in full if not assumed in connection with a sale event of our company.

Benefit Plans

Our employees are entitled to participate in various benefit plans as described below. Our executive officers participate in our 2011 Stock Option and Incentive Plan, 2002 Stock Plan and 2011 Employee Stock Purchase Plan.

2011 Stock Option and Incentive Plan

Introduction.  Our 2011 Stock Option and Incentive Plan was adopted by our board of directors and approved by our stockholders on          , 2011 and will become effective upon the completion of this offering. The 2011 Stock Option and Incentive Plan permits us to make grants of stock options (both incentive stock options and non-qualified stock options), stock appreciation rights, restricted stock, restricted stock units, unrestricted stock, cash-based awards, performance shares and dividend equivalent rights to our executives, employees, non-employee directors and consultants.

Share Reserve.  The available shares under our 2002 Stock Plan, at the time of this offering will be reserved for the issuance of awards under the 2011 Stock Option and Incentive Plan. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under the 2011 Stock Option and Incentive Plan and the 2002 Stock Plan also will be available for future awards. As of the date of this prospectus, no awards had been granted under the 2011 Stock Option and Incentive Plan.

Administration.  The 2011 Stock Option and Incentive Plan is administered by either the board or the compensation committee of our board of directors (in either case, the “administrator”). The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2011 Stock Option and Incentive Plan.

Eligibility.  All full-time and part-time officers, employees, non-employee directors and other key persons (including consultants and prospective employees) are eligible to participate in the 2011 Stock Option and Incentive Plan, subject to the discretion of the administrator. There are certain limits on the number of awards that may be granted under the 2011 Stock Option and Incentive Plan. For example, no more than           shares of common stock may be granted in the form of stock options or stock appreciation rights to any one individual during any one calendar year period. The maximum performance-based award payable to any grantee in a performance cycle is           shares of common stock or $      if the award is payable in cash. These limits are intended to comply with Section 162(m) of the Code and will become effective when the reliance period for a newly public company ends.

Types of Awards.  The types of awards that are available for grant under the 2011 Stock Option and Incentive Plan are:

•	incentive stock options;

•	nonstatutory stock options;

•	stock appreciation rights;

•	restricted stock awards and units;

•	unrestricted stock awards;

•	performance share awards;

•	cash based awards;

•	dividend equivalent rights; and

•	combinations of the above awards.

The exercise price of stock options awarded under the 2011 Stock Option and Incentive Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2011 Stock Option and Incentive Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised. To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights.

Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator may also award restricted stock units, which entitle the participant to receive one share of common stock at the time the unit vests. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture. The administrator will determine the number of shares of restricted stock or restricted stock units granted to any employee. Our 2011 Stock Option and Incentive Plan also gives the administrator discretion to grant stock awards free of any restrictions.

Performance share awards are awards entitling the grantee to receive shares of our common stock upon the attainment of performance goals.

Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

In connection with performance-based awards (other than stock options or stock appreciation rights) that are intended to satisfy the requirements of Section 162(m) of the Code, each eligible participant’s stock or cash award will be based on one or more pre-established performance targets determined in the discretion of the administrator. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

Transferability.  Unless otherwise determined by the administrator or provided for in a written agreement evidencing an award, our 2011 Stock Option and Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Change in Control.  Except as otherwise provided by the administrator and evidenced in a particular award, in the event of a merger, sale or dissolution, or a similar change in control unless assumed or continued by any successor entity, all stock options and stock appreciation rights granted under the 2011 Stock Option and Incentive Plan will terminate automatically unless the successor entity agrees to assume the awards. In the event the awards are to be terminated, the administrator may provide for payment in exchange for the termination of the awards. Furthermore, at any time the administrator may provide for the acceleration of exercisability and/or vesting of an award.

Term.  Unless earlier terminated by our board of directors, the 2011 Stock Option and Incentive Plan will expire on the tenth anniversary of the latest date our stockholders approved the plan, including any subsequent amendment or restatement. No awards will be granted under the 2011 Stock Option and Incentive Plan after that date.

Amendment or Termination.  Our board of directors may amend, suspend, or terminate the 2011 Stock Option and Incentive Plan in any respect at any time, subject to stockholder approval where such approval is required by applicable law or stock exchange rules. Further, any material amendments to the 2011 Stock Option and Incentive Plan will be subject to approval by our stockholders, including any amendment that increases the number of shares available for issuance under the 2011 Stock Option and Incentive Plan or expands the types of awards available under, the eligibility to participate in, or the duration of, the plan. No amendment to the 2011 Stock Option and Incentive Plan may materially impair any of the rights of a participant under any awards previously granted without his or her written consent. The administrator may not, without prior stockholder approval reduce the exercise price of outstanding stock options or stock appreciation rights or effect repricing through cancellation and re-grants or cancellation of stock options or stock appreciation rights in exchange for cash.

2002 Stock Plan

Introduction.  Our 2002 Stock Plan was adopted by our board of directors on January 21, 2003, effective December 20, 2002, and approved by our stockholders. The 2002 Stock Plan was amended and restated by our board of directors on August 20, 2004 and subsequently amended by our board of directors on February 17, 2006, April 5, 2007, April 24, 2007, May 7, 2009 and March 1, 2011. The 2002 Stock Plan permits us to make grants of non-qualified stock options, stock purchase authorizations and stock bonus awards to our executives, employees, non-employee directors and consultants. Incentive stock options may also be granted to our executives and employees. As of December 31, 2010, stock options to purchase an aggregate of 19,863,355 shares of our common stock were outstanding under the 2002 Stock Plan, and 659,863 shares of our common stock remained available for future grant under the terms of the 2002 Stock Plan.

In the event that any outstanding awards under the 2002 Stock Plan are cancelled, forfeited or otherwise terminated without being exercised, the number of shares underlying such award becomes available for grant under the 2011 Stock Option and Incentive Plan. Until May 7, 2009, options granted under this plan expired five years after the date of grant. On May 7, 2009, our board of directors voted to extend the term of all outstanding stock options from five years to ten years. All options granted under this plan on and after May 7, 2009 expire ten years after the date of grant. Effective upon the adoption of our 2011 Stock Option and Incentive Plan, our board of directors decided not to grant any further awards under our 2002 Stock Plan.

Share Reserve.  There were 29,133,104 shares authorized under our 2002 Stock Plan as of March 1, 2011. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. The available shares under our 2002 Stock Plan at the time of this offering will be reserved for the issuance of awards under the 2011 Stock Option and Incentive Plan. Generally, shares that are forfeited or canceled from awards under the 2011 Stock Option and Incentive Plan and our 2002 Stock Plan also will be available for future awards. As of the date of this prospectus, no shares had been granted under the 2011 Stock Option and Incentive Plan.

Administration.  The 2002 Stock Plan is administered by either our board of directors or a committee of our board of directors (in all cases, the “administrator”). The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2002 Stock Plan.

Eligibility.  All of our employees, directors, consultants and other contributors are eligible to participate in the 2002 Stock Plan, subject to the discretion of the administrator.

Types of Awards.  The types of awards that are available for grant under the 2002 Stock Plan are:

•	incentive stock options;

•	nonstatutory stock options;

•	purchase authorizations;

•	stock bonus awards; and

•	any combination of the above awards.

The exercise price of stock options awarded under the 2002 Stock Plan may not be less than the fair market value of our common stock on the date of the option grant and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each stock option may be exercised and, subject to the provisions of the 2002 Stock Plan, the period of time, if any, after retirement, resignation, death, disability or other termination of employment during which options may be exercised. To qualify as incentive stock options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any one calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. The exercise price of any non-qualified stock option granted under a purchase authorization may not be less than 85% of the fair market value of our common stock on the date of the purchase authorization grant.

Transferability.  Unless otherwise determined by the administrator or provided for in a written agreement evidencing an award, our 2002 Stock Plan does not permit the transfer of stock options or purchase authorizations except in the event of death and only the recipient of a stock option or purchase authorization may exercise an award during the recipient’s lifetime.

Repurchase of Shares.  Shares of our common stock acquired upon exercise of a stock option or under a purchase authorization or stock bonus and any gain realized upon exercise of any stock option may be subject to repurchase by, or forfeiture to, at the discretion of our board of directors if the applicable award agreement provides for the repurchase.

Change in Control.  Except as otherwise provided by the administrator and evidenced in a particular award, in the event of a merger or consolidation, sale of all or substantially all of our assets or capital stock or a similar change in control, the administrator or the successor entity may assume outstanding awards, provide that the awards must be exercised within a specified period of time or terminate the awards in exchange for a cash payment. Furthermore, subject to certain limitations, the administrator may provide for the acceleration of exercisability and/or vesting of an award.

Term.  Unless earlier terminated by our board of directors, the 2002 Stock Plan will expire on December 20, 2012. No awards may be granted under the 2002 Stock Plan after the expiration date.

Amendment or Termination.  The administrator may amend, suspend, or terminate the 2002 Stock Plan in any respect at any time, subject to stockholder approval where such approval is required by applicable law or stock exchange rules. Further, any material amendments to the 2002 Stock Plan will be subject to approval by our stockholders, including any amendment that increases the number of shares available for issuance under the 2002 Stock Plan or expands the types of awards available under, the eligibility to participate in, or the duration of, the plan. No amendment to the 2002 Stock Plan may materially impair any of the rights of a participant under any awards previously granted without his or her written consent.

2011 Employee Stock Purchase Plan

Our 2011 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders on          , 2011 and will become effective upon completion of this offering. Our 2011 Employee Stock Purchase Plan authorizes the issuance of up to a total of          shares of our common stock to participating employees.

All of our employees and employees of our designated subsidiaries who have been employed by us for at least 90 days and whose customary employment is for more than 20 hours a week are eligible to participate in our 2011 Employee Stock Purchase Plan.

We will make one or more offerings each year to our employees to purchase stock under our 2011 Employee Stock Purchase Plan. The first offering will begin on the date of the completion of this offering and will end on June 30, 2011. Subsequent offerings will usually begin on each July 1 and January 1 and will continue for six-month periods, referred to as offering periods. Each employee eligible to participate on the date of the completion of this offering will automatically be deemed to be a participant in the initial offering period.

Each employee who is a participant in our 2011 Employee Stock Purchase Plan may purchase shares by authorizing payroll deductions of up to 10% of his or her base compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the offering period at a price equal to 85% of the fair market value of the common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more than 5,000 shares of common stock may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under our 2011 Employee Stock Purchase Plan in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee’s rights under our 2011 Employee Stock Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment for any reason. Following a Participant’s voluntary withdrawal, we will promptly refund such individual’s entire account balance under the 2011 Employee Stock Purchase Plan.

Our 2011 Employee Stock Purchase Plan may be terminated or amended by our board of directors at any time with certain exceptions, such as when an amendment is to increase the number of shares available under the 2011 Employee Stock Purchase Plan. An amendment that increases the number of shares of our common stock that is authorized under our 2011 Employee Stock Purchase Plan and certain other amendments require the approval of our stockholders.

401(k) Plan

We maintain a tax-qualified retirement plan that provides all U.S. eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. The 401(k) plan allows for matching contributions to be made by us, but currently there is no company matching under the 401(k) plan. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made. Our non-U.S. employees are eligible to participate in plans that are comparable to our 401(k) plan.

Compensation Risk Assessment

We have reviewed our compensation policies and practices for all employees and concluded that these policies and programs are not designed to be reasonably likely to have a material adverse effect on our company. The compensation committee believes that the mix and design of the elements of executive compensation do not encourage our named executive officers to assume excessive risks. The compensation committee reviewed the elements of executive compensation to determine whether any portion of executive compensation encouraged excessive risk taking and concluded:

•	our allocation of compensation between cash compensation and long-term equity compensation, combined with our typically 48-month vesting schedule, discourages short-term risk taking;

•	our approach of goal setting, setting of targets with payouts at multiple levels of performance, capping the amount of our incentive payouts, and evaluation of performance results assist in mitigating excessive risk-taking;

•	our compensation decisions include subjective considerations, which restrain the influence of formulae or objective factors on excessive risk taking; and

•	our business does not face the same level of risks associated with compensation for employees at financial services (traders and instruments with a high degree of risk).

Director Compensation

We do not pay any compensation for serving on our board of directors to any employee directors. Accordingly, Mr. Khan does not receive additional compensation for his services as a member of our board of directors. On June 19, 2007, we granted options to purchase 485,000 shares of our common stock to Mr. Shlapak, which, after the December 2007 modification of terms by our board of directors, have an exercise price of $0.21 per share and which vest over a period of four years. In the event of a change in control, these stock options would fully vest. In addition, Mr. Shlapak is eligible for a bonus at the sole discretion of our board of directors if we achieve annual revenue of at least $160 million with a profit of at least 10% within four years of June 19, 2007. On February 16, 2011, we granted to each of Messrs. Shlapak and DiPietro options to purchase 20,000 and 60,000, respectively, shares of our common stock, which have an exercise price of $1.75 per share and which vest over a period of four years.

We reimburse all non-employee directors for their reasonable out-of-pocket expenses incurred in attending meetings of our board of directors or any committees thereof.

We did not pay any compensation to the members of our board of directors for serving as directors during fiscal 2010.

Limitation of Liability and Indemnification Arrangements

As permitted by the Delaware General Corporation Law, we intend to adopt provisions in our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective upon the completion of this offering, that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated by-laws, which will become effective upon the completion of this offering, provide that:

•	we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

•	advance expenses, including attorneys’ fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

We have also entered into indemnification agreements with each of our directors. These agreements provide that we will indemnify each of our directors to the fullest extent permitted by the Delaware General Corporation Law and advance expenses to each indemnitee in connection with any proceeding in which indemnification is available.

We also maintain general liability insurance to provide insurance coverage to our directors and officers for losses arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

These provisions may discourage stockholders from bringing a lawsuit against our directors in the future for any breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors, officers and certain employees pursuant to these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than the compensation agreements and other arrangements described under “Compensation Discussion and Analysis” in this prospectus and the transactions described below, since January 1, 2008, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, had or will have a direct or indirect material interest.

In connection with this offering, we have adopted a written policy that requires all future transactions between us and any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of them, or any other related persons (as defined in Item 404 of Regulation S-K) or their affiliates, in which the amount involved is equal to or greater than $120,000, be approved in advance by our audit committee. In approving or rejecting any such request for advance approval, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, the extent of the related party’s interest in the transaction, and whether the transaction is on terms no less favorable to us than terms we could have generally obtained from an unaffiliated third party under the same or similar circumstances.

All of the transactions described below were entered into prior to the adoption of this written policy, but each was approved or ratified by a majority of our board of directors. We believe that we have executed all of the transactions set forth below on terms no less favorable to us than we could have obtained from unaffiliated third parties.

Recapitalization and Private Placements of Securities

In May 2007, we consummated a recapitalization in which the then outstanding shares of our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock converted into shares of our common stock and the then outstanding Class A Exchangeable Shares, Class B Exchangeable Shares, Class C Exchangeable Shares and Class D Exchangeable Shares of SiGe Canada converted into common exchangeable shares of SiGe Canada. Immediately after the conversion, the as-converted shares of our common stock underwent a 1-for-3 reverse stock split and the as-converted common exchangeable shares of SiGe Canada underwent a 1-for-3 reverse stock split, in each case on May 7, 2007.

In May 2007 and in connection with this recapitalization, we issued and sold an aggregate of 10,564,018 shares of our preferred stock for an aggregate purchase price of $10,916,856, and SiGe Canada issued and sold an aggregate of 2,602,006 preferred exchangeable shares for an aggregate purchase price of $2,688,913. In addition, we issued and sold in a rights offering an aggregate of 3,720,560 shares of our preferred stock for an aggregate purchase price of $3,844,827, and SiGe Canada issued and sold in a rights offering an aggregate of 2,467,007 preferred exchangeable shares for an aggregate purchase price of $2,549,405. The preferred exchangeable shares of SiGe Canada are convertible into shares of our preferred stock on a 1 for 1 basis subject to anti-dilution adjustments. The recapitalization was effected under a stock purchase agreement we entered into with SiGe Canada and the stockholders named in the agreement.

Shares of our preferred stock and of SiGe Canada’s preferred exchangeable shares were purchased by certain of our stockholders holding 5% or more of our then outstanding capital stock in the following amounts and for the following purchase prices:

•	Prism Venture Partners IV, L.P. purchased 2,779,599 shares of our preferred stock for an aggregate price of $2,872,438;

•	3i Technology Partners L.P. purchased 1,857,716 shares of our preferred stock for an aggregate price of $1,919,764;

•	TD Capital Group Limited purchased 2,055,984 shares of our preferred stock at an aggregate purchase price of $2,124,654; and

•	affiliates of The VenGrowth Investment Fund Inc. purchased 2,602,006 preferred exchangeable shares for an aggregate price of $2,688,913.

In addition, Prism Venture Partners IV, L.P. purchased 560,652 shares of our preferred stock at an aggregate price of $579,378 in the rights offering. SVIC No. 4 New Technology Business Investment L.L.P., an affiliate of Samsung Ventures Investment Corporation, of which Mr. Byun, a member of our board of directors, was a managing director, purchased 3,870,719 shares of our preferred stock for an aggregate price of $4,000,001.

The purpose of the recapitalization was to modify and simplify the capital structure of the company in order to attract additional financing for the company. We believe that the recapitalization was successful in attracting the additional financing that we received in connection with our issuance of preferred stock and SiGe Canada’s issuance of preferred exchangeable shares in May 2007.

In connection with the stock purchase agreement, the parties also entered into an amended and restated investor rights agreement, or investor rights agreement, and an amended and restated stockholders agreement, or stockholders agreement, as described below.

Investor Rights Agreement

We entered into an amended and restated investor rights agreement in May 2007 with the investors that participated in the recapitalization and private placements described under “— Recapitalization and Private Placements of Securities,” including Prism Venture Partners IV, L.P., 3i Technology Partners L.P., TD Capital Group Limited, Toronto Dominion Investments, Inc., affiliates of The VenGrowth Investment Fund Inc. and SVIC No. 4 New Technology Business Investment L.L.P. The agreement provides for registration rights with respect to certain shares of our common stock, including shares of our common stock into which the shares of our preferred stock sold in the recapitalization and private placements described above are convertible. The agreement provides that the holders party to the agreement have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock — Registration Rights” in this prospectus. This investor rights agreement will automatically terminate upon completion of this offering, except for the provisions relating to registration rights, provided that the price per share of our common stock to the public in this offering is at least $2.5835 and the gross proceeds to us from this offering are at least $30 million.

Stockholders Agreement

We also entered into a stockholders agreement with the investors in the recapitalization and private placements described under “— Recapitalization and Private Placements of Securities,” including Prism Venture Partners IV, L.P., 3i Technology Partners L.P., TD Capital Group Limited, Toronto Dominion Investments, Inc., affiliates of The VenGrowth Investment Fund Inc. and SVIC No. 4 New Technology Business Investment L.L.P. The agreement provides for certain rights relating to the election of nominees to our board of directors. The agreement also provides us and the investors party to the agreement with certain rights of first refusal and provides the investors with certain co-sale and drag-along rights in the event the other investors party to the agreement seek to sell their shares. The stockholders agreement will automatically terminate upon completion of this offering provided that the price per share of our common stock to the public in this offering is at least $2.5835 and the gross proceeds to us from this offering are at least $30 million.

Transactions with our Executive Officers and Directors

Employment Agreement, Employment Offer Letters and Change in Control Arrangements

We have an employment agreement with Mr. Khan and employment offer letters with Messrs. Burke, Haberlin, Gammel and Manley, which provide for certain salary, bonus, stock option and severance compensation. For more information regarding these agreements, see “Employment Agreement, Employment Offer Letters and Change in Control Arrangements” elsewhere in this prospectus.

Indemnification of Officers and Directors

Upon completion of this offering, our amended and restated certificate of incorporation and amended and restated by-laws will provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors, which will become effective upon the completion of this offering, providing for indemnification against expenses and liabilities reasonably incurred in connection with their service for us on our behalf. For more information regarding these agreements, see “Compensation Discussion and Analysis — Limitation of Liability and Indemnification Arrangements” in this prospectus.

Stock Option Awards

For information regarding stock options granted to our executive officers and directors, see “Compensation Discussion and Analysis — Elements of Compensation” and “Compensation Discussion and Analysis — Director Compensation.”

Product Sales to Samsung Electro-Mechanics America, Inc. and Samsung Electro-Mechanics (Thailand) Co., Ltd.

In fiscal 2008, we sold products to Samsung Electro-Mechanics America, Inc. and Samsung Electro-Mechanics (Thailand) Co., Ltd. in the aggregate amount of $174,750. Mr. Byun, a member of our board of directors, was a managing director of Samsung Ventures Investment Corporation, an affiliate of Samsung Electro-Mechanics America, Inc. and Samsung Electro-Mechanics (Thailand) Co., Ltd.

PRINCIPAL AND SELLING STOCKHOLDERS

The table below presents information concerning the beneficial ownership of shares of our common stock as of March 1, 2011 by:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with Securities and Exchange Commission rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, a person is deemed to be a beneficial owner of our common stock if that person has a right to acquire ownership within 60 days by the exercise of vested options or the conversion of our preferred stock. A person is also deemed to be a beneficial holder of our common stock if that person has or shares voting power, which includes the power to vote or direct the voting of our common stock, or investment power, which includes the power to dispose of or to direct the disposition of such common stock. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

In the table below, percentage of beneficial ownership prior to this offering is presented based on 78,999,688 shares of common stock deemed to be outstanding as of March 1, 2011, and percentage of beneficial ownership subsequent to this offering in the table below is presented based on           shares of common stock deemed to be outstanding as of March 1, 2011, in each case giving effect to (1) the issuance of an aggregate of 14,167,285 shares of our common stock issuable upon the automatic exchange of all of the outstanding common exchangeable shares of SiGe Canada in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus; (2) the automatic conversion of all outstanding shares of our preferred stock, including all shares of our preferred stock issued in exchange for all of the outstanding preferred exchangeable shares of SiGe Canada, into an aggregate of 19,353,591 shares of our common stock in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus; and (3)           shares of our common stock to be newly issued and sold by us in this offering. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 1, 2011 are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o SiGe Semiconductor, Inc., 200 Brickstone Square, Suite 203, Andover, Massachusetts 01810.

				Shares		Percentage of Shares
				Beneficially Owned		Beneficially Owned
					After this			After this
	Shares				Offering,			Offering,
	Beneficially				Assuming			Assuming
	Owned		Shares		Underwriters’			Underwriters’
	Prior to	Shares	Subject to	After	Option	Prior to	After	Option
	this	Being	Underwriters’	this	Exercised	this	this	Exercised
	Offering	Offered	Option	Offering	in Full	Offering	Offering	in Full

5% Stockholders

Prism Venture Partners IV, L.P. (1)	18,762,647					23.8%
The VenGrowth Investment Fund Inc. and affiliated entities (2)	12,379,289					15.7%
W Capital Partners II, L.P. (3)	9,348,437					11.8%
Toronto Dominion (New York) LLC (4)	5,200,817					6.6%
Caisse de dépôt et placement du Québec (5)	4,699,461					6.0%
TD Capital Group Limited (6)	4,580,725					5.8%

Executive Officers and Directors
Sohail A. Khan (7)	5,814,042					6.9%
William H. Burke (8)	1,172,386					1.5%
George W. Haberlin (9)	1,798,696					2.2%
Peter L. Gammel (10)	1,395,833					1.7%
Alistair P. Manley (11)	526,936					*
Morris C. Tan (12)	523,001					*
John Brewer, Jr. (13)	319,792					*
Theodore Shlapak (14)	456,354					*
Bill Byun (15)	4,334,428					4.9%
Patrick DiPietro (16)	5,000					*
Matthew S. Engel (17)	—					*
All executive officers and directors as a group (11 persons) (18)	16,346,468					18.0%

Other Selling Stockholders as a Group

*	Indicates beneficial ownership of less than one percent.

(1)	Prism Venture Partners IV, LLC is the general partner of Prism Investment Partners IV, L.P., which is the general partner of Prism Venture Partners IV, L.P. Prism Venture Partners IV, LLC and Prism Investment Partners IV, L.P. are beneficial owners of more than 5% of our voting securities. Steven J. Benson is a managing member of Prism Venture Partners IV, LLC and may be deemed to have sole voting and investment power over such shares. Mr. Engel, a member of our board of directors, is affiliated with Prism Venture Partners IV, LLC. Each of Messrs. Benson and Engel disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. The address of Prism Venture Partners IV, L.P. is 117 Kendrick Street, Suite 200, Needham, Massachusetts 02494.

(2)	Includes 5,924,773 shares held by The VenGrowth Investment Fund Inc., 6,332,091 shares held by The VenGrowth II Investment Fund Inc. and 122,425 shares held by The VenGrowth III Investment Fund Inc. Each of The VenGrowth Investment Fund Inc., The VenGrowth II Investment Fund Inc. and The VenGrowth III Investment Fund Inc. is a widely held mutual fund. No person owns more than 1% of the outstanding Class A Shares of any of such mutual funds. Michael Cohen, Allen Lupyrypa and A. David Ferguson are senior officers and directors of each of such mutual funds and may be deemed to share voting and investment power over the shares of our company held by such mutual funds. Each of Messrs. Cohen, Lupyrypa and Ferguson disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein. The address of The VenGrowth Investment Fund Inc., The VenGrowth II Investment Fund Inc. and VenGrowth III Investment Fund Inc. is 105 Adelaide Street, Suite 1000, Toronto, Ontario M5H 1P9 Canada.

(3)	The sole general partner of W Capital Partners II, L.P. is WCP GP II, L.P., and the sole general partner of WCP GP II, L.P. is WCP GP II, LLC. The managing members of WCP GP II, LLC exercise voting and investment power over securities held by W Capital Partners II, L.P. The managing members of WCP GP II, LLC are Stephen Wertheimer, David Wachter and Robert Migliorino, each of whom disclaims beneficial ownership of the securities held by W Capital Partners II, L.P., except to the extent of any pecuniary interest therein. The address of W Capital Partners II, L.P. is One East 52nd Street, 5th Floor, New York, NY 10022.

(4)	Toronto Dominion (New York) LLC is a subsidiary of The Toronto-Dominion Bank. Each of Linda Dougherty and Rick Greene has voting power over the shares of our company held by Toronto Dominion (New York) LLC with respect to voting on matters deemed in the ordinary course of business. Bob Dorrance, as a member of an investment committee, with input from Mark Chauvin and Riaz Ahmed, as the other members of such investment committee, has voting power over such shares with respect to matters deemed outside the ordinary course of business and has dispositive power over such shares. Each of Linda Dougherty, Rick Greene, Bob Dorrance, Mark Chauvin and Riaz Ahmed disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein. The address of Toronto Dominion (New York) LLC is 31 West 52nd Street, New York, New York 10019.

(5)	Caisse de dépôt et placement du Québec is a non-governmental legal entity without share capital created under law by the Legislature of the Province of Quebec. An investment committee comprised of Nomand Provost, Luc Houle, Dominique Boies, Robert Côté, Pierre Fortier, Marcel Gagnon, Mario Therrien and Cyrille Vittecoq has voting and investment power over the shares of our company held by Caisse de dépôt et placement du Québec. Each investment committee member disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein. The address of Caisse de dépôt et placement du Québec is 1000, place Jean-Paul-Riopelle, Montréal, Québec Canada H2Z 2B3.

(6)	TD Capital Group Limited is a subsidiary of The Toronto-Dominion Bank. Each of Linda Dougherty and Rick Greene has voting power over the shares of our company held by TD Capital Group Limited with respect to voting on matters deemed in the ordinary course of business. Bob Dorrance, as a member of an investment committee, with input from Mark Chauvin and Riaz Ahmed, as the other members of such investment committee, has voting power over such shares with respect to matters deemed outside the ordinary course of business and has dispositive power over such shares. Each of Linda Dougherty, Rick Greene, Bob Dorrance, Mark Chauvin and Riaz Ahmed disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein. The address of TD Capital Group Limited is 66 Wellington Street W., 10th Floor, PO Box 1, TD Bank Tower, Toronto, ON M5K 1A2 Canada.

(7)	Consists of 5,814,042 shares issuable upon exercise of options held by Mr. Khan that may be exercised within 60 days of March 1, 2011.

(8)	Consists of 1,172,386 shares issuable upon exercise of options held by Mr. Burke that may be exercised within 60 days of March 1, 2011.

(9)	Includes 1,798,696 shares issuable upon exercise of options held by Mr. Haberlin that may be exercised within 60 days of March 1, 2011.

(10)	Consists of 1,395,833 shares issuable upon exercise of options held by Mr. Gammel that may be exercised within 60 days of March 1, 2011.

(11)	Includes 526,936 shares issuable upon exercise of options held by Mr. Manley that may be exercised within 60 days of March 1, 2011.

(12)	Consists of 523,001 shares issuable upon exercise of options held by Mr. Tan that may be exercised within 60 days of March 1, 2011.

(13)	Consists of 319,792 shares issuable upon exercise of options held by Mr. Brewer that may be exercised within 60 days of March 1, 2011.

(14)	Consists of 456,354 shares issuable upon exercise of options held by Mr. Shlapak that may be exercised within 60 days of March 1, 2011.

(15)	Mr. Byun is a general partner of 7 Capital LLC, which is the general partner of Emerging Technology I, L.P. Emerging Technology I, L.P. owns the reported shares, and Mr. Byun may be deemed to share voting and investment power over such shares. Mr. Byun disclaims beneficial ownership of the securities except to the extent of any pecuniary interest therein.

(16)	Consists of 5,000 shares issuable upon exercise of options held by Mr. DiPietro that may be exercised within 60 days of March 1, 2011.

(17)	Mr. Engel is affiliated with Prism Venture Partners IV, LLC, the general partner of Prism Investment Partners IV, L.P. Mr. Engel disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. See note 1 above.

(18)	Includes 12,012,040 shares issuable upon exercise of options held by Messrs. Khan, Burke, Haberlin, Gammel, Manley, Tan, Brewer, DiPietro and Shlapak that may be exercised within 60 days of March 1, 2011.

DESCRIPTION OF CAPITAL STOCK

Upon the completion of this offering, our authorized capital stock will consist of          shares of          common stock, par value $0.0001 per share, and           shares of preferred stock, par value $0.0001 per share, and there will be           shares of common stock outstanding and no shares of preferred stock outstanding. As of March 1, 2011, we had approximately 232 record holders of our capital stock. All of the outstanding common exchangeable shares of SiGe Canada will be automatically exchanged for shares of our common stock in connection with this offering. In addition, all of the outstanding shares of our preferred stock, including all shares of our preferred stock issued in exchange for all of the outstanding preferred exchangeable shares of SiGe Canada, will automatically convert into shares of our common stock in connection with this offering. In addition, upon completion of this offering, options to purchase           shares of our common stock will be outstanding and           shares of our common stock will be reserved for future grants under our 2011 Stock Option and Incentive Plan. Upon completion of this offering, our 2011 Employee Stock Purchase Plan will authorize the issuance of up to a total of          shares of our common stock to participating employees.

The following description of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated by-laws are summaries of material terms and provisions and are qualified by reference to our amended and restated certificate of incorporation and amended and restated by-laws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. The descriptions of our common stock and preferred stock reflect the provisions of our amended and restated certificate of incorporation and amended and restated by-laws that will become effective upon the completion of this offering.

Common Stock

Upon the completion of this offering, we will be authorized to issue one class of common stock. Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future. Except as described under “— Antitakeover Effects of Applicable Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws” below, a majority vote of the holders of common stock is generally required to take action under our amended and restated certificate of incorporation and amended and restated by-laws.

Preferred Stock

Upon the completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to an aggregate of           shares of preferred stock in one or more series. Our board of directors can designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes, could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of our company, which might harm the market price of our common stock. See also “— Antitakeover Effects of Applicable Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws — Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws — Undesignated Preferred Stock” below.

Our board of directors will make any determination to issue such shares based on its judgment as to our company’s best interests and the best interests of our stockholders. Upon the completion of this offering, we will have no shares of preferred stock outstanding and we have no current plans to issue any shares of preferred stock.

Exchangeable Shares

Certain of our stockholders hold common exchangeable shares and/or preferred exchangeable shares of SiGe Canada. These exchangeable shares enable Canadian resident holders to defer the imposition of certain taxes under Canadian law until such time as they elect to exchange their common exchangeable shares for shares of our common stock and/or exchange their preferred exchangeable shares for shares of our preferred stock.

In connection with this offering, each common exchangeable share of SiGe Canada will automatically be exchanged for one share of our common stock, plus any declared and unpaid dividend, and each preferred exchangeable share of SiGe Canada will automatically be exchanged for one share of our preferred stock, plus any declared and unpaid dividend. Any shares of our preferred stock outstanding immediately prior to this offering, including the shares of our preferred stock issued in exchange for preferred exchangeable shares, will automatically convert into shares of our common stock on a one-for-one basis, subject to anti-dilution adjustments, in connection with this offering, provided that the price per share of our common stock to the public in this offering is at least $2.5835 and the gross proceeds to us from this offering are at least $30 million.

Registration Rights

In connection with the private placements of our preferred stock described under “Certain Relationships and Related Party Transactions — Recapitalization and Private Placements of Securities” in this prospectus, we entered into an amended and restated investor rights agreement with investors participating in our May 2007 recapitalization and private placements, which provides for registration rights with respect to certain shares of our common stock, including shares of our common stock into which the shares of our preferred stock sold in such transactions are convertible. The summary of the registration rights below is qualified by reference to the amended and restated investor rights agreement, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part.

Demand Registration Rights

After the completion of this offering, the holders of approximately           shares of our common stock will be entitled to certain demand registration rights. If the holders of at least 25% of the registrable securities then outstanding request a registration, we may be required to register their shares. In addition, if the holders of less than the aforementioned 25% make such a request and the registrable securities for which registration is requested have a reasonably anticipated aggregate price to the public of at least $5,000,000, we may be required to register their shares. After the expiration of a 180-day period following the completion of this offering, certain holders have the right to make two requests that we register all or a portion of their shares of our common stock.

Piggyback Registration Rights

After the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, the

holders of approximately           shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to an initial public offering or employee benefit plans, the holders of these shares of our common stock are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

Form S-3 Registration Rights

After the completion of this offering, the holders of approximately           shares of our common stock will be entitled to certain Form S-3 registration rights. If the holders of at least 30% of the registrable securities then outstanding request a registration having a reasonably anticipated aggregate price to the public of at least $1,000,000, we may be required to register their shares if we are eligible to use a Form S-3 registration statement. These holders may make an unlimited number of requests for registration on a Form S-3 registration statement, but we will not be required to register their shares on a Form S-3 registration statement if we have previously effected two such registrations in any 12-month period.

We will pay certain registration expenses of the holders of the shares registered pursuant to any demand, piggyback and Form S-3 registrations described above.

Canadian Prospectus Requirements

In connection with an initial public offering, unless waived and subject to certain exceptions, Canadian resident holders of at least 20% in interest of the registrable securities may request that we concurrently file a prospectus in Canada.

Antitakeover Effects of Applicable Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Certain provisions of the Delaware General Corporation Law and applicable Canadian securities law, as well as certain provisions of our amended and restated certificate of incorporation and amended and restated by-laws, which will become effective upon the completion of this offering, could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests. However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our common stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the time of determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the time the stockholder became interested, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Summary of Applicable Canadian Take-over Bid Regulations

Although we are incorporated in Delaware and will, after the completion of this offering, be regulated by the Securities and Exchange Commission, in the event of an attempted take-over of our company, we may also become subject to certain Canadian securities laws pertaining to take-over bids as a result of the percentage of ownership of our shares by Canadian residents.

Assuming the take-over bid offer is made to Canadian residents on terms at least as favorable as the terms that apply to the rest of the holders of the class of securities that is the subject of the bid, take-over bid rules in Canada require, regardless of percentage of ownership of our shares of common stock by Canadian residents, the offeror to send the bid and a take-over bid circular to each of our security holders resident in Canada and also require the public dissemination of information with respect to the bid. Additional Canadian formal take-over bid requirements will also apply to any attempted take-over of our company unless, among other conditions:

•	security holders whose last address as shown on our books is in Canada (“Identifiable Canadian Residents”) hold less than 10% of the outstanding securities of the class subject to the bid at the commencement of the bid; and

•	the offeror reasonably believes that security holders in Canada beneficially own less than 10% of the outstanding securities of the class subject to the bid at the commencement of the bid.

As of March 1, 2011, we believe approximately 37.5% of our stock was owned by Identifiable Canadian Residents.

If the conditions listed above are not satisfied, additional Canadian regulations governing take-over bids will apply. The exact nature of the additional applicable Canadian regulation will generally depend on the level of Canadian ownership of securities of the class that are the subject of the bid:

Less than 20% Canadian Ownership:  If less than 20% of each class of our securities that is the subject of the bid is held by Identifiable Canadian Residents, National Instrument 71-101 - The Multijurisdictional Disclosure System of the Canadian Securities Administrators, or the MJDS Instrument, will, if all of the provisions of the instrument are satisfied, allow take-over bid circulars and directors’ circulars filed in the United States to be used to satisfy Canadian take-over bid circular and directors’ circular requirements, and will exempt any offeror and our directors from many other aspects of Canadian take-over bid regulation.

Between 20% and 40% Canadian Ownership:  If between 20% and 40% of the class of our securities that is the subject of the bid is held by Identifiable Canadian Residents, the MJDS Instrument will, if all of the provisions of the instrument are satisfied, allow take-over bid circulars and directors’ circulars filed in the United States to be used to satisfy Canadian take-over bid circular and directors’ circular requirements. However, other aspects of Canadian take-over regulation will apply. For example, the take-over will be subject to Canadian pre-bid integration rules that may restrict acquisitions of securities by the offeror preceding a formal take-over bid. In addition, a take-over bid by certain insiders (including holders of more than 10% of the class of our securities that is the subject of the bid) will also be subject to Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators, or MI 61-101, which generally requires, among other things, a formal third party valuation that complies with MI 61-101 in order for the transaction to proceed.

More than 40% Canadian Ownership:  If more than 40% of any class of securities that is the subject of the bid is held by Identifiable Canadian Residents, the full Canadian take-over bid regime will apply, including rules that require a prospective acquirer to have, at the time of the bid, adequate arrangements to ensure that funds will be available for securities deposited under the bid.

Compliance with Canadian take-over bid regulations may make it more difficult for a third party, including an insider, to acquire our company or could increase the cost of acquiring our company, whether or not the acquisition is desired by, or beneficial to, our stockholders.

Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Our amended and restated certificate of incorporation and amended and restated by-laws, each of which will become effective upon the completion of this offering, will include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Board composition and filling vacancies.  In accordance with our amended and restated certificate of incorporation, our board is divided into three classes serving staggered three-year terms, with one class being elected each year. Our amended and restated certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No written consent of stockholders.  Our amended and restated certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholder without holding a meeting of stockholders.

Meetings of stockholders.  Our amended and restated by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.  Our amended and restated by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in our amended and restated by-laws.

Amendment to certificate of incorporation and by-laws.  As required by the Delaware General Corporation Law, any amendment of our amended and restated certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our amended and restated certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class. The amendment of the provisions in our amended and restated certificate of incorporation relating to stockholder action, directors, the authority of our board of directors to issue preferred stock, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than 75% of the outstanding shares of our capital stock entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares of our capital stock entitled to vote on the amendment. Our amended and restated by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws, and may also be amended by the affirmative vote of at least 75% of the outstanding shares of our capital stock entitled to vote on the amendment, or, if the board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock.  Our amended and restated certificate of incorporation provides for authorized           shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of us or our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of our company.

Transfer Agent and Registrar

We intend for the transfer agent and registrar for our common stock to be          . address is          , and its telephone number is          .

Listing

We have applied to have our common stock listed on the NASDAQ Global Market under the symbol “SIGE.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on 78,999,688 shares of common stock outstanding as of March 1, 2011, upon completion of this offering,           shares of common stock will be outstanding, or           shares of common stock assuming the underwriters exercise their option in full, in each case giving effect to (1)           shares of our common stock to be newly issued and sold by us in this offering; (2) the issuance of an aggregate of 14,167,285 shares of our common stock issuable upon the automatic exchange of all of the outstanding common exchangeable shares of SiGe Canada, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus; and (3) the automatic conversion of all outstanding shares of our preferred stock, including all shares of our preferred stock issued in exchange for all of the outstanding preferred exchangeable shares of SiGe Canada, into an aggregate of 19,353,591 shares of our common stock in connection with this offering, as described in “Description of Capital Stock — Exchangeable Shares” elsewhere in this prospectus. All of the shares sold in this offering will be freely tradable for U.S. securities law purposes unless purchased by our affiliates. The remaining           shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale in compliance with Rule 144 or Rule 701 under the Securities Act. “Restricted securities” as defined under Rule 144 of the Securities Act were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.           shares of our common stock will qualify for resale under Rule 144 within 180 days of the date of this prospectus, subject to the lock-up agreements as described under “— Lock-up Agreements” below and under “Underwriting” in this prospectus, and to the extent such shares have been released from any repurchase option that we may hold.

Rule 701

Rule 701 under the Securities Act, or Rule 701, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

In connection with this offering, we, all of our directors and executive officers and holders of more than     % of our total outstanding shares of common stock, including the selling stockholders, have agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc. and Deutsche Bank Securities Inc., we and they will not, during the period ending 180 days after the date of this prospectus (as such period may be extended under certain circumstances), (1) offer for sale, sell, pledge or otherwise dispose of any shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or, solely in our case, sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible or exercisable or exchangeable for common stock (other than the grant of options pursuant to compensatory option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the common stock, (3) file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing. See “Underwriting — Lock-Up Agreements” elsewhere in this prospectus.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of the material event, unless such extension is waived, in writing, by Barclays Capital Inc. and Deutsche Bank Securities Inc.

Registration Rights

In connection with the recapitalization and private placements of our preferred stock described under “Certain Relationships and Related Party Transactions — Recapitalization and Private Placements of Securities” in this prospectus, we entered into an amended and restated investor rights agreement with investors participating in our May 2007 recapitalization and private placements, which provides for registration rights with respect to certain shares of our common stock, including shares of our common stock into which the shares of our preferred stock sold in such transactions are convertible. The description of the registration rights in this prospectus is qualified by reference to the amended and restated investor rights agreement, a copy of which is attached as an exhibit to the registration statement of which this prospectus is a part.

Stock Plans

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to options outstanding or reserved for issuance under our 2002 Stock Plan and our 2011 Stock Option and Incentive Plan. Such registration statement will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and any lock-up agreements. For a more complete discussion of our stock plans, see “Compensation Discussion and Analysis — Benefit Plans.”

UNDERWRITING

Barclays Capital Inc. and Deutsche Bank Securities Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:

Number of
Underwriters	Shares

Barclays Capital Inc.
Deutsche Bank Securities Inc.
RBC Capital Markets
Needham & Company, LLC
Canaccord Genuity Inc.
Raymond James & Associates, Inc.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material adverse change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholders for the shares.

Total
		No Exercise	Full Exercise
		of the	of the
	Per	Underwriters’	Underwriters’
	Share	Option	Option

Discounts and commissions paid by us	$	$	$
Discounts and commissions by the selling stockholders

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After this offering, the representatives of the underwriters may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The expenses of the offering that are payable by us are estimated to be $      (excluding underwriting discounts and commissions). The selling stockholders have agreed to pay their own expenses incurred in connection with the offering.

Option to Purchase Additional Shares

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of           shares at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

We, all of our directors and executive officers and holders of more than     % of our total outstanding shares of common stock, including the selling stockholders, have agreed that, subject to certain exceptions, without the prior written consent of Barclays Capital Inc. and Deutsche Bank Securities Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, or, solely in our case, sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible or exercisable or exchangeable for common stock (other than the grant of options pursuant to compensatory option plans existing on the date of this prospectus), (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, (3) file or cause to be filed a registration statement with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

In the case of our directors and executive officers and stockholders who have executed a lock-up letter agreement setting out the restrictions described above, the exceptions include bona fide gifts, sales or other dispositions that (a) are made exclusively between and/or among the restricted party or members of the restricted party’s immediate family, (b) are made exclusively between the restricted party and a trust for the direct or indirect benefit of the restricted party or members of the restricted party’s immediate family, (c) are made exclusively between the restricted party and any third party granted an interest in the restricted party’s will or under the laws of descent, (d) are made exclusively between affiliates of the restricted party, including partners (if a partnership) or members (if a limited liability company), (e) consist exclusively of shares of common stock acquired by the restricted party in open market transactions after the completion of this offering, (f) consist exclusively of the shares of common stock offered and sold by the restricted party in this offering, (g) are sales made pursuant to a trading plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, and (h) consist exclusively of shares of common stock issued by us to the restricted party as a result of the cashless exercise by the restricted party of stock options issued and outstanding on the date of the respective lock-up letter agreement; provided that, (1) in the cases of clauses (a) through (d) above, it shall be a condition to any such transfer that (i) the transferee/donee agrees in writing to be bound by the terms of the lock-up letter agreement to the same extent as if the transferee/donee were a party thereto, (ii) no filing by any party (donor, donee, transferor or transferee) under the

Securities Exchange Act shall be required or shall be voluntarily made in connection with such transfer or distribution, and (iii) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act and the Securities Exchange Act) to make, and shall agree to not voluntarily make, any public announcement of any such transfer or disposition and (2) in the case of clauses (e), (g) and (h) above, any securities of our company received by the restricted party upon such acquisition or exercise, as applicable, will be subject to all of the restrictions set forth in the immediately preceding paragraph.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc. and Deutsche Bank Securities Inc.

Barclays Capital Inc. and Deutsche Bank Securities Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and Deutsche Bank Securities Inc. will consider, among other factors, the reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives of the underwriters and us. In determining the initial public offering price of our common stock, the representatives of the underwriters will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and we and the selling stockholders have agreed to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives of the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives of the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the representatives of the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part.

NASDAQ Global Market

We have applied to list our shares of common stock for quotation on the NASDAQ Global Market under the symbol “SIGE.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

Non-U.S. investors who purchase shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

Needham & Company, LLC provided us with investment banking services in 2009 — 2010 in connection with a proposed transaction that ultimately was not consummated. Though we did not pay Needham & Company any investment banking fees or commissions, we reimbursed certain of Needham & Company’s out-of-pocket expenses in connection with the proposed transaction.

The underwriters and their affiliates may provide investment banking services to us in the future.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the “relevant implementation date”), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We and the selling stockholders have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us, the selling stockholders or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Future Act, Chapter 289 of Singapore (the “SFA”), (ii) to a “relevant person” as defined in Section 275(2) of the SFA, or any person pursuant to Section 275 (1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed and purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole whole purpose is to hold investments and each beneficiary is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA except:

(i)	to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA) and in accordance with the conditions, specified in Section 275 of the SFA;

(ii) where no consideration is given for the transfer; or

(iii) by operation of law.

By accepting this prospectus, the recipient hereof represents and warrants that he is entitled to receive it in accordance with the restrictions set forth above and agrees to be bound by limitations contained herein. Any failure to comply with these limitations may constitute a violation of law.

Dubai International Financial Centre

This document relates to an Exempt Offer, as defined in the Offered Securities Rules module of the Dubai Financial Services Authority Rulebook, in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons, as defined in the Offered Securities Rules, of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

Switzerland

This document, as well as any other offering or marketing material relating to the shares which are the subject of the offering contemplated by this prospectus, neither constitutes a prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations nor a simplified prospectus as such term is understood pursuant to article 5 of the Swiss Federal Act on Collective Investment Schemes. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached from time to time. This document, as well as any other offering or marketing material relating to the shares, is confidential and it is exclusively for the use of the individually addressed investors in connection with the offer of the shares in Switzerland and it does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in or from Switzerland.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of shares of our common stock. Except where noted, this summary deals only with shares of our common stock purchased for cash in this offering and held as a capital asset by a stockholder, and does not discuss the U.S. federal income tax considerations applicable to a stockholder that is subject to special treatment under U.S. federal income tax laws, including (without limitation): a dealer in securities or currencies; a financial institution; a regulated investment company; a real estate investment trust; a tax exempt organization; an insurance company; a person holding shares of our common stock as part of a hedging, integrated, conversion or straddle transaction or a person deemed to sell shares of our common stock under the constructive sale provisions of the Code; a trader in securities that has elected the mark-to-market method of accounting; a person liable for alternative minimum tax; an entity that is treated as a partnership or other pass-through entity for U.S. federal income tax purposes; a person that received such shares of our common stock in connection with services provided; a U.S. person whose “functional currency” is not the U.S. dollar; a “controlled foreign corporation”; a “passive foreign investment company”; or a U.S. expatriate.

This summary is based upon provisions of the Code, and applicable U.S. Treasury regulations, rulings and judicial decisions in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, or may be subject to differing interpretations, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income tax, does not deal with all tax considerations that may be relevant to stockholders in light of their personal circumstances and does not address any state, local, foreign, gift or estate tax considerations.

For purposes of this discussion, a “U.S. holder” is a beneficial holder of shares of our common stock that is: (i) an individual citizen or resident of the United States; (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if it (A) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, a “non-U.S. holder” is a beneficial holder of shares of our common stock (other than a partnership or any other entity that is treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.

If a partnership (or any other entity that is treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding shares of our common stock is urged to consult its own tax advisors.

Holders of shares of our common stock are urged to consult their own tax advisors concerning their particular U.S. federal income tax consequences in light of their specific situations, as well as the tax consequences arising under the laws of any other taxing jurisdiction.

U.S. Holders

Ownership and Disposition of Shares of Our Common Stock.  The following discussion is a summary of material U.S. federal income tax considerations relevant to a U.S. holder of shares of our common stock. U.S. investors should also refer to “Information Reporting and Backup Withholding Tax” and “New Legislation Relating to Foreign Accounts” (below).

Distributions with respect to shares of our common stock, if any, will be includible in the gross income of a U.S. holder as ordinary dividend income to the extent paid out of current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Any portion of a distribution in excess of such current or accumulated earnings and profits would be treated as a return of the holder’s tax basis in its shares of our common stock and then as gain from the sale or exchange of the shares of our common stock. Under current law, if certain requirements are met, a maximum 15% U.S. federal income tax rate will apply to any dividends paid prior to January 1, 2011 to a U.S. holder of shares of our common stock who is an individual. Unless the reduced rate provision is extended by subsequent legislation, for tax years beginning on or after January 1, 2011, dividends will be taxed at regular ordinary income rates.

Dividend distributions to U.S. holders that are corporations may qualify for the 70% “dividends received deduction” (“DRD”), which is generally available to corporations that own less than 20% of the voting power or value of the outstanding stock of the distributing U.S. corporation. A U.S. holder that is a corporation holding 20% or more of the voting power and value of the outstanding stock of the distributing U.S. corporation may be eligible for an 80% DRD. No assurance can be given that we will have sufficient earnings and profits (as determined for U.S. federal income tax purposes) to cause any distributions to be eligible for a DRD. In addition, a DRD is available only if certain holding period and other taxable income requirements are satisfied. The length of time that a stockholder has held stock is reduced by any period during which the stockholder’s risk of loss with respect to the stock is diminished by reason of the existence of certain options, contracts to sell, short sales, or other similar transactions. Also, to the extent that a corporation incurs indebtedness that is directly attributable to an investment in the stock on which the dividend is paid, all or a portion of the DRD may be disallowed. In addition, any dividend received by a corporation may also be subject to the extraordinary distribution provisions of the Code.

A U.S. holder of shares of our common stock will generally recognize gain or loss on the taxable sale, exchange, or other disposition of such stock in an amount equal to the difference between such U.S. holder’s amount realized on the sale and its tax basis in the shares of our common stock sold. A U.S. holder’s amount realized is generally equal to the amount of cash and the fair market value of any property received in consideration of its stock, and such holder’s tax basis is generally its purchase price for such stock in this offering. The gain or loss generally is capital gain or loss if the U.S. holder holds shares of our common stock as a capital asset, and long-term capital gain or loss if the shares of our common stock are held for more than one year at the time of disposition. Capital loss can generally only be used to offset capital gain (individuals may also offset excess capital losses against up to $3,000 of ordinary income per tax year). Under current law, long-term capital gain recognized by an individual U.S. holder prior to January 1, 2011 is subject to a maximum 15% U.S. federal income tax rate.

Non-U.S. Holders

Ownership and Disposition of Shares of Our Common Stock.  The following discussion is a summary of material U.S. federal income tax considerations relevant to a non-U.S. holder of shares of our common stock. Non-U.S. investors should also refer to “Information Reporting and Backup Withholding Tax” and “New Legislation Relating to Foreign Accounts” (below).

Distributions treated as dividends that are paid to a non-U.S. holder, if any, with respect to shares of our common stock will generally be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate) unless the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States. If a non-U.S. holder is engaged in a trade or business in the United States and dividends with respect to shares of our common stock are effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, then the non-U.S. holder will be subject to U.S. federal income tax on those dividends on a net income basis (although the dividends will be exempt from the 30% U.S. federal withholding tax, provided certain certification and disclosure requirements are satisfied) in the same manner as if received by a U.S. person as defined under the Code. Any such effectively connected income received by a non-U.S. corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate). To claim the exemption from withholding for effectively connected income, the non-U.S. holder must generally furnish to us or our paying agent a properly executed Internal Revenue Service (“IRS”) Form W-8ECI (or applicable successor form).

A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an exemption or reduced rate of withholding tax under an applicable income tax treaty must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying that such holder is not a U.S. person as defined under the Code and such holder’s qualification for the exemption or reduced rate. Special certification and other requirements apply to certain non-U.S. holders that hold shares of our common stock through certain foreign intermediaries or that are pass-through entities rather than corporations or individuals. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Non-U.S. holders may recognize gain upon the sale, exchange, redemption or other taxable disposition of shares of our common stock. Such gain generally will not be subject to U.S. federal income tax unless: (i) that gain is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment) by a non-U.S. holder; (ii) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or (iii) we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes. We believe that we are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If a non-U.S. holder is an individual described in clause (i) of the preceding paragraph, the non-U.S. holder will generally be subject to tax on the net gain at regular graduated U.S. federal income tax rates. If a non-U.S. holder is a foreign corporation that falls under clause (i) of the preceding paragraph, it will generally be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, the non-U.S. holder may be subject to the branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. If the non-U.S. holder is an individual described in clause (ii) of the preceding paragraph, the non-U.S. holder will generally be subject to a flat 30% tax on the gain, which may be offset by U.S. source capital losses even though the non-U.S. holder is not considered a resident of the United States.

Information Reporting and Backup Withholding Tax

We will report to our U.S. holders and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. All distributions to holders of shares of our common stock are subject to any applicable withholding. Under U.S. federal income tax law, interest, dividends, and other reportable payments may, under certain circumstances, be subject to “backup withholding” at the then applicable rate (currently 28%). Backup withholding generally applies to a U.S. holder if the holder (i) fails to furnish its social security number or other taxpayer identification number (“TIN”), (ii) furnishes an incorrect TIN, (iii) fails to properly report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is a U.S. person that is not subject to backup withholding. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS. Certain persons are exempt from backup withholding, including, in certain circumstances, corporations and financial institutions.

We will report to our non-U.S. holders and the IRS the amount of dividends paid during each calendar year, if any, and the amount of any tax withheld. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the non-U.S. holder’s conduct of a United States trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, however, generally will not apply to distributions to a non-U.S. holder of shares of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or IRS Form W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person as defined under the Code that is not an exempt recipient. Backup withholding is not an additional tax but merely an advance payment, which may be refunded to the extent it results in an overpayment of tax and the appropriate information is timely supplied to the IRS.

New Legislation Relating to Foreign Accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders who own the shares through foreign accounts or foreign intermediaries and certain non-U.S. stockholders. The legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, shares of our common stock paid to a foreign financial institution or to a foreign non-financial entity that is the beneficial owner of the payment, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. The legislation would apply to payments made after December 31, 2012. Prospective investors should consult their tax advisors regarding this legislation.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Goodwin Procter LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP.

EXPERTS

The consolidated financial statements of SiGe Semiconductor, Inc. as of January 1, 2010 and December 31, 2010 and for the years ended January 2, 2009, January 1, 2010 and December 31, 2010 included in this prospectus have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

The reports and other information we file with the Securities and Exchange Commission can be read and copied at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at the principal offices of the Securities and Exchange Commission, 100 F Street, NE, Washington D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The Securities and Exchange Commission also maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers like us that file electronically with the Securities and Exchange Commission.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934 and, as a result, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission’s public reference room and the web site of the Securities and Exchange Commission referred to above.

SiGe SEMICONDUCTOR, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of SiGe Semiconductor, Inc.

We have audited the accompanying consolidated balance sheets of SiGe Semiconductor, Inc. as of January 1, 2010 and December 31, 2010 and the related consolidated statements of operations, stockholders’ equity and redeemable convertible preferred stock and cash flows for the years ended January 2, 2009, January 1, 2010 and December 31, 2010. In connection with our audits of the consolidated financial statements, we also have audited the related consolidated financial statement schedule “Valuation and Qualifying Accounts”. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SiGe Semiconductor, Inc. as of January 1, 2010 and December 31, 2010 and the results of its operations and its cash flows for the years ended January 2, 2009, January 1, 2010 and December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/  KPMG LLP
Chartered Accountants, Licensed Public Accountants

Ottawa, Canada
March 18, 2011

SiGe SEMICONDUCTOR, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars and shares, except par amounts)

	January 1,	December 31,
	2010	2010

ASSETS
Current assets:
Cash and cash equivalents	$11,002	$10,392
Accounts receivable	9,922	8,719
Inventory	6,603	12,710
Investment tax credits receivable	1,143	827
Deferred tax assets	—	2,078
Prepaid expenses and other current assets	1,076	1,527

Total current assets	29,746	36,253
Property and equipment	3,165	3,651
Deferred costs of equity offering	—	2,109
Deferred tax assets	—	466

Total assets	$32,911	$42,479

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,833	$8,901
Accrued liabilities	4,561	4,831

Total current liabilities	11,394	13,732
Lease inducement, less accumulated amortization of $109 and $138, respectively	220	191
Redeemable convertible preferred stock:
Series A-1 Preferred Stock, $0.0001 par value, voting, redeemable; Authorized 19,354 shares; issued 14,285 at January 1, 2010 and 16,752 at December 31, 2010; redemption value $14,762 at January 1, 2010 and $17,311 at December 31, 2010	14,678	17,262
Class A-1 Exchangeable Shares, no par value, voting, redeemable; Unlimited shares authorized; issued 5,069 at January 1, 2010 and 2,602 at December 31, 2010; redemption value $5,238 at January 1, 2010 and $2,689 at December 31, 2010	5,229	2,685
Special A-1 Voting Stock, $0.0001 par value; Authorized and issued one share at each period end	—	—

Stockholders’ equity:
Standard Common Stock, $0.0001 par value; Authorized 105,000 shares; issued 44,238 at January 1, 2010 and 45,475 at December 31, 2010	4	5
Special Common Voting Stock, $0.0001 par value; Authorized and issued one share at each period end	—	—
Common Exchangeable Shares, no par value, voting; Unlimited shares authorized; issued 15,945 at January 1, 2010 and 14,167 at December 31, 2010	41,454	36,252
Additional paid-in capital	74,981	80,357
Accumulated deficit	(115,049)	(108,005)

Total stockholders’ equity	1,390	8,609
Guarantees and commitments

Total liabilities and equity	$32,911	$42,479

See accompanying notes to consolidated financial statements.

SiGe SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars and shares, except per share amounts)

	Year Ended	Year Ended	Year Ended
	January 2,	January 1,	December 31,
	2009	2010	2010

Revenue	$96,921	$82,602	$103,318
Cost of revenue	63,233	53,584	66,526

Gross profit	33,688	29,018	36,792
Operating expenses:
Research and development	16,402	15,052	14,449
Selling, general and administrative	21,569	18,489	17,846
Restructuring	(120)	—	—

	37,851	33,541	32,295

(Loss) income from operations	(4,163)	(4,523)	4,497
Interest income, net	380	167	32

(Loss) income before income taxes	(3,783)	(4,356)	4,529
Income taxes (recovery)	17	21	(2,515)

Net (loss) income and comprehensive (loss) income	(3,800)	(4,377)	7,044

Accretion to redemption value of preferred stock	(39)	(39)	(40)
Net income allocated to redeemable convertible preferred stockholders	—	—	(2,920)

Net (loss) income attributable to common stockholders	$(3,839)	$(4,416)	$4,084

Net (loss) income per share attributable to common stockholders
Basic	$(0.06)	$(0.07)	$0.07

Diluted	$(0.06)	$(0.07)	$0.06

Shares used to compute net (loss) income per share attributable to common stockholders
Basic	59,763	60,100	59,898
Diluted	59,763	60,100	72,908
Pro forma net income per share attributable to common stockholders (unaudited)
Basic			$0.09

Diluted			$0.08

Shares used to compute pro forma net income per share attributable to common stockholders (unaudited)
Basic			79,252
Diluted			92,262

See accompanying notes to consolidated financial statements.

SiGe SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND REDEEMABLE CONVERTIBLE PREFERRED STOCK
(in thousands of U.S. dollars and shares)

	Redeemable Convertible Preferred Stock				Stockholders’ Equity
												Total
				Previously	Standard		Common		Special			Stock-
	Series A-1	Special A-1	Class A-1-	Issued	Common		Exchange-		Common			holders’
	Preferred	Voting	Exchange-	Preferred	Stock		able Shares		Voting	Paid-in		Equity
	Stock	Stock(1)	able Shares	Stock	Shares	Amount	Shares	Amount	Stock(1)	Capital	Deficit	(Deficit)
Balance, December 28, 2007	$14,608	$—	$5,221	$—	43,732	$4	15,945	$41,454	$—	$73,405	$(106,872)	$7,991
Issuance of 262 Standard Common Stock on exercise of stock options	—	—	—	—	262	—	—	—	—	23	—	23
Stock-based compensation	—	—	—	—	—	—	—	—	—	676	—	676
Accretion of redeemable convertible preferred stock	35	—	4	—	—	—	—	—	—	(39)	—	(39)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(3,800)	(3,800)

Balance, January 2, 2009	14,643	—	5,225	—	43,994	4	15,945	41,454	—	74,065	(110,672)	4,851
Issuance of 244 Standard Common Stock on exercise of stock options	—	—	—	—	244	—	—	—	—	41	—	41
Stock-based compensation	—	—	—	—	—	—	—	—	—	914	—	914
Accretion of redeemable convertible preferred stock	35	—	4	—	—	—	—	—	—	(39)	—	(39)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	(4,377)	(4,377)

Balance, January 1, 2010	14,678	—	5,229	—	44,238	4	15,945	41,454	—	74,981	(115,049)	1,390
Exchange of 2,467 Class A-1 Exchangeable Shares to 2,467 Series A-1 Preferred Stock	2,546	—	(2,546)	—	—	—	—	—	—	—	—	—
Exchange of 1,778 Common Exchangeable Shares to 1,778 Standard Common Stock	—	—	—	—	1,778	1	(1,778)	(5,202)	—	5,201	—	—
Issuance of 59 Standard Common Stock on exercise of stock options	—	—	—	—	59	—	—	—	—	12	—	12
Purchase of 600 Standard Common Stock	—	—	—	—	(600)	—	—	—	—	(600)	—	(600)
Stock-based compensation	—	—	—	—	—	—	—	—	—	803	—	803
Accretion of redeemable convertible preferred stock	38	—	2	—	—	—	—	—	—	(40)	—	(40)
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	7,044	7,044

Balance, December 31, 2010	$17,262	$—	$2,685	$—	45,475	$5	14,167	$36,252	$—	$80,357	$(108,005)	$8,609

(1)	Activity and balances amount to less than $1.

See accompanying notes to consolidated financial statements.

SiGe SEMICONDUCTOR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	January 2,	January 1,	December 31,
	2009	2010	2010

Operating activities:
Net (loss) income	$(3,800)	$(4,377)	$7,044
Items not involving cash:
Depreciation	1,276	1,315	1,459
Amortization of lease inducement	(27)	(26)	(29)
Stock-based compensation	676	914	803
Deferred income taxes	—	—	(2,544)
Change in non-cash operating working capital:
Accounts receivable	(771)	(87)	1,203
Investment tax credits receivable	(469)	(190)	292
Inventory	(5,994)	3,587	(6,107)
Prepaid expenses and other current assets	129	(101)	(451)
Accounts payable	4,649	(3,848)	2,053
Accrued liabilities	(75)	(710)	270
Restructuring liability	(308)	—	—

Cash provided by (used in) operating activities	(4,714)	(3,523)	3,993
Investing activities:
Purchase of property and equipment	(2,291)	(1,243)	(1,942)

Cash used in investing activities	(2,291)	(1,243)	(1,942)
Financing activities:
Proceeds on exercise of Standard Common Stock options	23	41	12
Purchase of Standard Common Stock	—	—	(600)
Increase in deferred costs of equity offering	—	—	(2,109)

Cash provided by (used in) financing activities	23	41	(2,697)
Effect of exchange rates on cash	55	84	36

Decrease in cash and cash equivalents	(6,927)	(4,641)	(610)
Cash and cash equivalents, beginning of period	22,570	15,643	11,002

Cash and cash equivalents, end of period	$15,643	$11,002	10,392

Supplementary disclosures of cash flow information:
Cash paid for interest	$—	$—	$9
Cash paid for taxes	—	—	—
Supplementary disclosure of non cash items:
Accretion of Redeemable Convertible Preferred Stock	39	39	40

See accompanying notes to consolidated financial statements.

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars and shares, except per share amounts.)

SiGe Semiconductor, Inc. (“SiGe U.S.” or the “Company”) is a fabless semiconductor company that designs and supplies high performance front end solutions for wireless products. SiGe U.S. was incorporated in the State of Delaware on December 19, 2002 in connection with the sale of the Company’s Series B Preferred Stock. Previously the business was operated as SiGe Semiconductor Inc. (“SiGe Canada”), which is now the Canadian subsidiary of SiGe U.S. As the context dictates, SiGe U.S. or the Company refers either to the consolidated group of companies or to SiGe U.S. as a legal entity.

1.	Significant Accounting Policies

(a)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, SiGe Semiconductor Inc. (“SiGe Canada”), SiGe Semiconductor (Europe) Limited, SiGe Semiconductor (U.S.), Corp (“SiGe Corp.”), SiGe Semiconductor (Hong Kong) Limited, SiGe Semiconductor Canada (Canadian partnership) and SiGe Holdings Inc. All significant intercompany balances and transactions have been eliminated.

(b)	Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates. Significant management estimates include assumptions used in the valuation of accounts receivable, the determination of inventory reserves, stock-based compensation expense, warranty reserves, sales returns reserves and allowances, income tax valuation allowance and estimating the investment tax credits receivable.

(c)	Fiscal Periods

The Company uses a 52- or 53-week fiscal year ending on the Friday closest to December 31 of each year. Fiscal 2008 consisted of 53 weeks and ended on January 2, 2009, fiscal 2009 consisted of 52 weeks and ended on January 1, 2010 and fiscal 2010 consisted of 52 weeks and ended on December 31, 2010.

(d)	Cash Equivalents

Cash equivalents are highly liquid investments with original maturities of three months or less and are carried at cost, which approximates market value.

(e)	Inventory

Inventory is stated at the lower of cost and market. Cost is determined using the first-in, first-out method. The Company periodically reviews inventory for evidence of slow moving or obsolete parts, and the estimated reserve is based on management’s review of inventory on hand, compared to forecasted sales and assumptions about the likelihood of obsolescence.

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

(f)	Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are considered to be representative of the respective fair value because of the short-term nature of these items.

(g)	Property and Equipment

Property and equipment are recorded at cost after deducting applicable investment tax credits. Property and equipment under capital leases are recorded at the present value of minimum lease payments. Depreciation is provided on a straight-line basis beginning when an asset is put into service and amortized over the estimated useful lives of the asset.

(h)	Impairment of Long-Lived Assets

The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

(i)	Lease Inducement

The lease inducement represents a tenant improvement allowance provided to the Company by a lessor in connection with a leased property. This allowance has been deferred as a lease inducement and is being amortized as a reduction in rent expense over the term of the lease.

(j)	Revenue Recognition

The Company recognizes revenue, net of trade discounts and allowances, provided that (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the price is fixed or determinable and (iv) collectibility is reasonably assured. Persuasive evidence of arrangement exists when there is evidence of an exchange agreement with a buyer that clearly specifies the terms of the arrangement. Delivery is considered to have occurred when title and risk of loss have transferred to the customer and customer acceptance provisions and specifications have been met. The Company considers the price to be fixed or determinable when the price is not subject to refund or adjustments or when any such adjustments are accounted for. The Company evaluates the creditworthiness of its customers to determine that appropriate credit limits are established prior to the acceptance of an order. Revenue, including sales to distributors, is reduced for estimated returns and distributor allowances. The Company recognizes revenue from sales of its products to distributors upon delivery of products to the distributors. An allowance for distributor credits covering price adjustments and return allowances is made at the time of sale based on the Company’s estimate of historical experience rates as well as considering economic conditions and contractual terms. Revenues are recorded net of any sales taxes.

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

(k)	Warranty Costs

The Company’s products are covered by product warranty plans that generally cover a one-year period. A liability for the expected cost of warranty-related claims is established when products are sold and the related revenue is recognized. The amount of the warranty liability accrued reflects an estimate of the expected future costs of honoring obligations under the warranty plan. In estimating the warranty liability, historical material replacement costs and any other historical warranty costs are considered along with consideration of the life cycle of products and actual return experience. Should future warranty claims differ from historical levels, revisions to the estimated warranty liability may be required.

The following table summarizes changes in the accrued warranty liability:

	Years Ended
	January 2,	January 1,	December 31,
	2009	2010	2010

Beginning of period	$347	$201	$342
Charged to cost of revenue	42	141	385
Utilized	(188)	—	(306)

End of period	$201	$342	$421

(l)	Research and Development

Costs related to research, design and development of the Company’s products are charged to research and development expense as incurred and are presented net of any associated funding.

(m)	Government and Other Funded Research and Development

The Company receives government and other funding towards research and development projects. The Company accrues funding when it meets the eligibility criteria as specified in the contract and when receipt of the funding is probable. The funding is recognized as a reduction of the related expenses. To the extent funding recognized to date exceeds amounts received, this amount is recorded in other current assets. Government funding received in excess of amounts earned are recorded as deferred research and development funding.

Certain funding is repayable through royalties in the event the related research and development projects are successfully commercialized. Royalty payments to date have been immaterial and are recognized as an expense in the same period as the related revenue is recognized. Certain funding can become repayable if specified criteria or expenditure levels are not met by the Company.

The Company accounts for refundable investment tax credits related to eligible research and development projects as a reduction of research and development expenses. Refundable investment tax credits are accrued in the year the eligible expenditure is incurred when management believes recovery of such claims is probable.

The Company recognized $666, $1,568 and $4,024 as a reduction in research and development expenses for fiscal 2008, 2009 and 2010, respectively.

(n)	Income Taxes

The Company applies the asset and liability method of recognizing deferred income taxes. Under this method, the differences between the financial statement carrying amounts of assets and liabilities

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

and their respective tax bases are recognized on the Company’s balance sheet as deferred income tax assets or liabilities using currently enacted tax rates. Deferred income taxes are adjusted to reflect the effects of changes in tax laws or enacted tax rates.

The Company has deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. In determining whether the deferred tax asset will be realized the Company must make judgments regarding future taxable income that can change in the near term due to changes in market conditions and demand for the Company’s products or other factors. If the Company’s assumptions and consequently its estimates change in the future, the valuation allowance the Company has established may be increased or decreased, resulting in a material respective increase or decrease in income tax expense (recovery) and related impact on the Company’s reported net income (loss).

The Company has adopted a recognition threshold and measurement methodology for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company recognizes in the financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on technical merits of the position. The policy used by the Company is to recognize a tax exposure when it is more likely than not that the position will not be upheld on its merits if challenged by the tax authorities. Once the tax exposure meets this threshold, the amount is measured as the largest amount of the benefit that is greater than 50% likely of being realized upon settlement.

The Company accounts for non-refundable investment tax credits using the flow-through method whereby investment tax credits are accrued and applied to reduce tax.

(o)	Foreign Currency Translation

The U.S. dollar is both the reporting and functional currency for the financial statements of the Company and its subsidiaries. The financial statements of the Company’s subsidiaries are remeasured from the local currency to U.S. dollars, as follows: monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary items at exchange rates in effect when the assets were acquired or non-monetary liabilities incurred. Revenue and expenses are measured at the average exchange rates prevailing during the month of the transaction. Foreign exchange gains or losses are included in operations in the period. Foreign currency transactions are accorded similar treatment.

(p)	Stock Option Plans

All stock options granted by the Company to its employees are recognized as expenses, based on the fair value of the share-based payments at the date of grant. For purposes of estimating the grant date fair value of stock-based compensation the Company uses the Black Scholes option-pricing model. The fair value of awards granted is recognized as compensation expense over the requisite service period of the award.

(q)	Net (Loss) Income Per Share

The Company follows the authoritative guidance which establishes standards regarding the computation of earnings per share, or EPS, by companies that have issued securities other than common stock that contractually entitle the holder to participate in dividends and earnings of the Company. The guidance requires earnings available to common stockholders for the period, after

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

deduction of preferred stock dividends whether or not declared, and accretion of preferred stock to its redemption value, to be allocated between the common and preferred stockholders based on their respective rights to receive dividends, whether or not declared. Basic net (loss) income per share is then calculated by dividing income allocable to common stockholders (after the reduction for any preferred stock dividends and accretion assuming current income for the period had been distributed) by the weighted average number of shares of common stock outstanding, net of shares repurchased by the Company, during the period. The guidance does not require the presentation of basic and diluted net (loss) income per share for securities other than common stock; therefore, the following net (loss) income per share amounts only pertain to the Company’s common stock. The Company calculates diluted net (loss) income per share under the as-if-converted method unless the conversion of the preferred stock is anti-dilutive to basic net (loss) income per share under the two-class method. The diluted net (loss) income per share calculation uses the treasury stock method to consider the impact of employee stock options.

	Years Ended
	January 2,	January 1,	December 31,
	2009	2010	2010

Historical
Numerator:
Net (loss) income	$(3,800)	$(4,377)	$7,044
Accretion to redemption value of Preferred Stock	(39)	(39)	(40)
Net income allocable to Redeemable Convertible Preferred Stockholders	—	—	(2,920)

Net (loss) income attributable to common stockholders	$(3,839)	$(4,416)	$4,084

Denominator
Weighted average Standard Common shares outstanding	43,818	44,155	44,031
Weighted average Common Exchangeable Shares outstanding	15,945	15,945	15,867

Weighted average common shares outstanding — basic	59,763	60,100	59,898
Incremental shares for dilutive effect of stock options	—	—	13,010

Weighted average common shares outstanding — diluted	59,763	60,100	72,908

Net (loss) income per share attributable to common stockholders
Basic	$(0.06)	$(0.07)	$0.07

Diluted	$(0.06)	$(0.07)	$0.06

Historical outstanding anti-dilutive securities not included in diluted net (loss) income per share calculation:
Redeemable Convertible Preferred Stock (as converted)	19,354	19,354	19,354
Common stock options	17,003	18,139	839

	36,357	37,493	20,193

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

Year Ended
December 31,
2010

Pro Forma (unaudited)
Net income	$7,044

Pro forma basic and diluted net income per share attributable to common stockholders
Basic	$0.09

Diluted	0.08

Weighted average common shares outstanding — basic	59,898
Pro forma adjustments to reflect assumed weighted average effect of conversion of Preferred Stock	19,354

Pro forma shares used to compute basic net income per share attributable to common stockholders	79,252
Pro forma equivalent shares from common stock options	13,010

Pro forma shares used to compute diluted net income per share attributable to common stockholders	92,262

Pro forma EPS is presented to demonstrate the effect on EPS assuming outstanding redeemable convertible preferred stock will convert to common stock at the beginning of the period presented because conversion upon a qualifying initial public offering is mandatory.

As a result on a pro forma basis the number of shares of Standard Common Stock outstanding will be adjusted to reflect 1) the issuance of an aggregate of 14,167 shares of the Company’s Common Stock issuable upon the automatic exchange of all of the outstanding Common Exchangeable Shares of SiGe Canada, as described in note 6 “Common Exchangeable Shares” and (2) the automatic conversion of all outstanding shares of the Company’s Redeemable Convertible Preferred Stock, including all shares of the Company’s Preferred Stock issued in exchange for all of the outstanding Preferred Exchangeable Shares of SiGe Canada, into an aggregate of 19,354 shares of the Company’s common stock upon the completion of a qualifying initial public offering.

(r)	Recent Accounting Pronouncements

Effective for fiscal 2009, the Company adopted the Financial Accounting Standards Board’s revised authoritative guidance for business combinations. This revised guidance requires an acquiring company to measure all assets acquired and liabilities assumed, including contingent considerations and all contractual contingencies, at fair value as of the acquisition date. For pre-acquisition contingencies in a business combination an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of the liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer will apply the authoritative guidance used to evaluate contingencies to determine whether the contingency should be recognized as of the acquisition date or after the acquisition date. In addition, an acquiring company is required to capitalize in-process research and development and either amortize it over the life of the product, or write it off if the project is abandoned or impaired. Previously, post-acquisition adjustments related to business combination deferred tax asset valuation allowances and liabilities for uncertain tax positions were generally required to be recorded as an increase or decrease to goodwill. The revised guidance does not permit this accounting and, generally, requires any such changes to be recorded in current period income tax expense. Thus, all changes to valuation allowances and liabilities for uncertain tax

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

positions established in acquisition accounting, regardless of the guidance used to initially account for the business combination, will be recognized in current period income tax expense. The adoption of the revised guidance did not have an impact on the consolidated financial statements, but the nature and magnitude of the specific effects will depend upon the nature, terms and size of the acquisitions consummated after the effective date of January 3, 2009.

During fiscal 2009 the Company adopted Financial Accounting Standards Board’s revised authoritative guidance for fair value measurements, which clarifies the measurement of fair value in a market that is not active, and is effective as of the issue date, including application to prior periods for which financial statements have not been issued. The Company also adopted additional authoritative guidance for determining whether a market is active or inactive, and whether a transaction is distressed, is applicable to all assets and liabilities (financial and nonfinancial) and which requires enhanced disclosures. The adoption of this guidance did not have a material impact on the consolidated financial position, results of operations or cash flows.

Effective January 2, 2010, the Company adopted the provisions of the FASB’s updated guidance related to fair value measurements and disclosures, which require new disclosures about significant transfers in and out of Levels 1 and 2 fair value measurements and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 fair value measurements. The updated guidance also clarifies existing disclosure requirements regarding inputs and valuation techniques, as well as the level of disaggregation for each class of assets and liabilities for which separate fair value measurements should be disclosed. The guidance was effective January 1, 2010, except for the separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements, which are effective for the Company beginning in the first quarter of fiscal year 2011. The Company’s adoption of the updated guidance did not have an impact on its consolidated financial statements and the deferred provisions are not expected to significantly impact its consolidated financial statements.

In October 2009, the FASB issued new standards for revenue recognition with multiple deliverables. These new standards impact the determination of when the individual deliverables included in a multiple-element arrangement should be treated as separate units of accounting. Additionally, these new standards modify the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. These new standards are effective for the Company beginning in the first quarter of fiscal year 2011, however early adoption is permitted. The Company does not expect these new standards to significantly impact its consolidated financial statements.

2.	Accounts Receivable

	January 1,	December 31,
	2010	2010

Trade accounts receivable	$9,933	$8,739
Allowance for doubtful accounts	(11)	(20)

	$9,922	$8,719

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

3.	Inventory

	January 1,	December 31,
	2010	2010

Work-in-process	$5,594	$9,505
Finished goods	1,009	3,205

	$6,603	$12,710

4.	Property and Equipment

	Useful life	January 1,	December 31,
	(in years)	2010	2010

Computer hardware	3	$840	$1,067
Computer software	3	1,389	1,507
Furniture and fixtures	8	94	97
Laboratory and test equipment	5	3,224	4,794
Leasehold improvements	Shorter of useful life and lease term	935	939

		6,482	8,404
Less accumulated depreciation and amortization		(3,317)	(4,753)

		$3,165	$3,651

Depreciation expense related to property and equipment for the fiscal years 2008, 2009 and 2010 was $1,276, $1,315 and $1,459 respectively.

5.	Accrued Liabilities

	January 1,	December 31,
	2010	2010

Warranty	$342	$421
Professional fees	206	372
Compensation related accruals	1,367	1,663
Third party commissions	2,277	2,088
Other	369	287

	$4,561	$4,831

6.	Redeemable Convertible Preferred Stock and Stockholders’ Equity

SiGe U.S. has issued Series A-1, Series D, Series C, Series B and Series A, Redeemable Convertible Preferred Stock, Standard Common Stock, Special A-1, Special D, Special C, Special B, Special A and Special Common Voting Stock and, SiGe Canada has issued Class A-1, Class D, Class C, Class B, Class A, and Common Exchangeable Shares (collectively, the “Exchangeable Shares”).

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

In May 2007, the Company completed its Series A-1 round of financing, raising a total of $20,000 through the sale of Series A-1 Redeemable Convertible Preferred Stock and Class A-1 Exchangeable Shares.

Immediately prior to the close of the Series A-1 financing, the Series D, Series C, Series B and Series A Preferred Stock of SiGe U.S. were converted into Standard Common Stock of SiGe U.S. Correspondingly, the Class D, Class C, Class B, Class A Exchangeable Shares of SiGe Canada were converted into Common Exchangeable Shares of SiGe Canada. Following conversion, a reverse split of 3 to 1 was completed in respect of both the Standard Common Stock of SiGe U.S. and the Common Exchangeable Shares of SiGe Canada. All stock and option numbers for prior periods have been adjusted to account for the 3 to 1 reverse split.

Upon the conversion of the Class D, Class C, Class B, and Class A Exchangeable Shares into the Common Exchangeable Shares of SiGe Canada the Special D, Special C, Special B, and Special A Voting Stock of SiGe U.S. were cancelled in accordance with the Amended and Restated Certificate of Incorporation of SiGe U.S.

The Class A-1 and Common Exchangeable Shares of SiGe Canada are exchangeable into Series A-1 Redeemable Convertible Preferred Stock and Standard Common Stock of SiGe U.S. respectively, and the economic rights of the shares of SiGe Canada, such as dividend, liquidation and redemption payments, are determined by the rights of the corresponding series of SiGe U.S. stock for which such shares are exchangeable.

In June 2010, the Company received notification from one of its stockholders of its intention to sell 600 shares of the Company’s Standard Common Stock to a preferred shareholder. The Company exercised its right of first refusal related to this notification and purchased the Standard Common Stock for $600 on July 6, 2010.

(a)	Series A-1 Redeemable Convertible Preferred Stock of SiGe U.S.

As of December 31, 2010, SiGe U.S. had Series A-1 Redeemable Convertible Preferred Stock (“Preferred Stock”) and had reserved 19,354 shares of its Standard Common Stock for the conversion of all the Series A-1 Preferred Stock, including the Series A-1 Preferred Stock issuable upon the exchange of the Class A-1 Exchangeable Shares issued by SiGe Canada.

In the event of liquidation, dissolution or winding up of the Company, including a merger or acquisition of the Company, a sale of substantially all of the assets of the Company and other similar events, any proceeds will be distributed in the following priority sequence:

(i)	The holders of the Series A-1 Preferred Stock are entitled to share rateably the proceeds up to their respective liquidation preferences of $1.2917 per share.

(ii)	The holders of the Series A-1 Preferred Stock are entitled to receive an 8% dividend (when and if declared) and any declared but unpaid dividends on their stock.

(iii)	Any remaining proceeds would be distributed pro rata to all stockholders, on an “as converted” to Standard Common Stock basis.

Dividends declared and paid to the holders of any of the Series A-1 Preferred Stock must also be paid to the holders of the corresponding series of Exchangeable Shares. Any dividends to be paid must be declared by the Board, and no dividends are due in the event that the Preferred Stock is converted into Common Stock. No dividends shall be declared or paid on Standard Common Stock until the dividends on the Series A-1 Preferred Stock have been paid. In fiscal 2007, as part of the conversion of

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

the Series D, Series C, Series B and Series A Preferred Stock of SiGe U.S. and the conversion of the Class D, Class C, Class B and Class A Exchangeable Shares of SiGe Canada, all rights to accruing dividends were abandoned by the holders of the Preferred Stock in SiGe U.S. and Exchangeable Shares of SiGe Canada. At December 31, 2010, accruing non-cumulative dividends totalled $1,600 on the Series A-1 Preferred Stock and Class A-1 Exchangeable Shares or $0.08 per share per annum but were not declared or payable. As a result, no dividends have been accrued in the financial statements.

The conversion of the Series A-1 Preferred Stock of SiGe U.S. into Standard Common Stock of SiGe U.S. is based on specified formulas, subject to anti-dilution adjustments, and may be made at any time, at the option of the holder. In addition, all of the Series A-1 Preferred Stock is subject to mandatory conversion into Standard Common Stock upon (a) the election of the holders of a majority of the Series A-1 Preferred Stock, voting as a single class; or (b) when the Company makes a firm commitment underwritten public offering of its Common Stock on a prescribed exchange at a price of at least $2.5835 (adjusted as appropriate for stock splits, stock dividends etc.) per share that results in net proceeds to the Company of at least $30,000. The Series A-1 Preferred Stock is convertible at the option of the holder into Standard Common Stock at a rate of one share of Standard Common Stock for each share of Series A-1 Preferred Stock (as adjusted as appropriate for stock splits, stock dividends etc. and subject to anti-dilution adjustments).

All of the Series A-1 Preferred Stock shall be redeemed at any time after May 8, 2012, upon the written request of the holders of at least 67% of the Preferred Stock, voting as a single class. The Company shall redeem in three annual installments commencing on a date no more than 90 days after the receipt of the request by the Company (each payment date being referred to herein as a “Redemption Date”), from any source of funds legally available therefore, at the Series A-1 Redemption Price (as defined below) all of the outstanding Series A-1 Preferred Stock, plus any Series A-1 Preferred Stock, thereafter issued on the exchange of Class A-1 Exchangeable Shares (together with the Series A-1 Preferred Stock, the “Redeemable Shares”). The number of Redeemable Shares that the Company shall be required to redeem on any one Redemption Date shall be equal to the amount determined by dividing (i) the aggregate number of Redeemable Shares outstanding immediately prior to such Redemption Date by (ii) the number of remaining Redemption Dates (including the Redemption Date to which such calculation applies).

The Series A-1 Preferred Stock to be redeemed on each Redemption Date shall be redeemed by paying for each share in cash an amount equal to the Original Series A-1 Issue Price (as adjusted as appropriate for stock splits, stock dividends etc. and subject to anti-dilution adjustments) plus the amount of any declared but unpaid dividends on such share, such amount being referred to as the “Series A-1 Redemption Price.”

(b)	Capital Stock of SiGe Canada

Each of the Class A-1 and Common Exchangeable Shares of SiGe Canada are exchangeable for shares of Series A-1 Preferred Stock and Standard Common Stock of SiGe U.S., respectively, on a share-for-share basis (subject to adjustment). The exchange as to any shareholder’s Exchangeable Shares may be completed at the election of the shareholder at any time. The exchange of all of the outstanding Exchangeable Shares shall be completed upon the initial public offering of the Common Stock of SiGe U.S., or at the option of the holders of a majority of the Exchangeable Shares or the Board of Directors of SiGe U.S. upon a merger, acquisition or any other specified change of control event. The Class A-1 and Common Exchangeable Shares, pursuant to their terms and certain ancillary agreements entered into by the Company for the benefit of holders of those Exchangeable Shares, entitle the holders to dividend, liquidation, redemption and other rights economically equivalent to the rights of the corresponding class or series of shares of SiGe U.S.

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

As of December 31, 2010, SiGe U.S. had reserved 16,769 shares of its Standard Common Stock for issuance upon the exchange of Class A-1 Exchangeable Shares and Common Exchangeable Shares issued by SiGe Canada.

All of the Class A Common Shares of SiGe Canada are currently held by SiGe U.S. The Class A Common Shares are the only voting and participating shares of SiGe Canada.

On April 1, 2010, two shareholders exchanged 1,713 Class A-1 Exchangeable Shares of SiGe Canada into 1,713 Series A-1 Preferred Stock of SiGe U.S.

On December 15, 2010, one shareholder exchanged 1,778 shares of Common Exchangeable Voting Stock and 754 Class A-1 Exchangeable Shares of SiGe Canada into 1,778 shares of Standard Common Stock and 754 Series A-1 Preferred Stock of SiGe U.S. respectively.

(c)	Voting

The votes of each of the Series A-1 Preferred Stock include the votes attributable to the one share of the Special A-1 Voting Stock and Special Common Voting Stock of SiGe U.S. These shares of Special Voting Stock are held by a trustee for the benefit of the holders of Class A-1 and Common Exchangeable Shares of SiGe Canada. These shares of Special Voting Stock carry that number of votes in SiGe U.S. equal to the number of votes attributable to the shares of SiGe U.S. issuable on the exchange of the outstanding Exchangeable Shares. As a result, the holders of Exchangeable Shares have voting rights in SiGe U.S. substantially equivalent to the voting rights they would hold if they exchanged shares of the applicable class of SiGe Canada for the corresponding series of stock of SiGe U.S.

(d)	Stock Option Plans

The Company has two stock option plans, the 1998 Stock Option Plan (“1998 Plan”) and the 2002 Stock Plan (“2002 Plan”).

Under the 1998 Plan, the Company granted to its employees and directors options to purchase common stock. Options generally vest over a four-year period and expire on the fifth anniversary date of the grant. In the event of an acquisition or an initial public offering, options under this Plan vest immediately.

No new options have been granted from the 1998 Plan since 2002. No options remain available for grant under this plan at December 31, 2010.

Under the 2002 Plan, the Company can grant to its employees, directors and consultants options to purchase up to 26,133 Standard Common Stock, including any options surrendered under the 1998 Plan due to the departure of employees, directors and consultants. Options currently granted vest generally over a four-year period and expire on the tenth anniversary date of the grant. For most employees, in the event of an acquisition, the initial vesting period is accelerated by one year. There were 2,324 and 541 options available for grant under the 2002 Plan as of January 1, 2010 and December 31, 2010, respectively.

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

The following is a summary of the activity for the Company’s stock option plans for the years ended January 2, 2009, January 1, 2010 and December 31, 2010:

		Weighted		Weighted
		Average	Aggregate	Average
	Number of	Exercise	Intrinsic	Contractual
	Options	Price	Value	Term (Years)

Outstanding as at December 28, 2007	15,976	0.22	31
Granted	1,587	0.21	—
Exercised	(262)	0.09	33
Forfeited	(298)	0.86	—

Outstanding as at January 2, 2009	17,003	0.21	10
Granted	1,805	0.21	—
Exercised	(244)	0.17	11
Forfeited	(425)	0.21	—

Outstanding as at January 1, 2010	18,139	0.21	—
Granted	2,067	1.13	1,007
Exercised	(59)	0.21	83
Forfeited	(284)	0.28	380

Outstanding as at December 31, 2010	19,863	$0.31	$26,209	7.3

Vested and exercisable at January 2, 2009	7,702	$0.21

Vested and exercisable at January 1, 2010	11,371	$0.21

Vested and exercisable at December 31, 2010	15,132	$0.22

The weighted average fair value per share of employee stock options granted during the fiscal years 2008, 2009 and 2010 was $0.11, $0.11 and $0.75, respectively.

The fair value of options on their date of grant was determined using the Black-Scholes option-pricing model, using the following weighted average assumptions:

	Years Ended
	January 2,	January 1,	December 31,
	2009	2010	2010

Risk-free interest rate	2.82%	2.80%	2.26%
Dividend yield	—	—	—
Expected life of options (years)	4.0	6.1	6.1
Volatility	58.0%	70.0%	61.4%

The Company elected to treat awards with graded vesting as a single award when estimating fair value. Compensation cost is recognized on a straight-line basis over the employee’s requisite service period, which in the Company’s circumstances is the stated vesting period of the award, provided that total compensation cost recognized at least equals the pro-rata value of the awards that have vested.

The risk-free interest rate assumption was based on the United States Treasury’s rates for zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future. The weighted average expected life of options was calculated using the simplified method as prescribed by guidance provided by the Securities and Exchange Commission. This

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

decision was based on the lack of relevant historical data due to the Company’s limited historical experience. In addition, due to the Company’s limited historical data, the estimated volatility incorporates the historical volatility of comparable companies whose share prices are publicly available.

The Company made the following modification during the past three years.

(i)	In May 2009 the Company extended the term of its options from 5 years to 10 years. The term modification affected 16,683 outstanding options. Compensation costs in the amount of $303 have been included in the statement of operations for the 2009 fiscal year as a result of this modification. The incremental fair value of these options was $432 or $0.03 per option representing the difference between the fair value of the options under the original terms at the date of modification and the fair value of the options under the new terms. The following assumptions were used for calculating both the fair value of the options under the original terms at the date of modification and the fair value of the modified award: expected dividend yield — 0%; risk-free interest rate between 1.00% and 2.48%; expected lives of between 1.64 and 5.87 years and estimated volatility of 70%.

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options				Options
	Outstanding				Exercisable
			Weighted			Weighted
		Weighted	Average	Aggregate		Average	Aggregate
	Number	Average	Exercise	Intrinsic	Number	Exercise	Intrinsic
Exercise Prices	of Options	Remaining Life	Price	Value	of Options	Price	Value

$0.21	18,282	7.1	$0.21	$25,779	15,003	$0.21	$21,154
1.04	742	9.4	1.04	430	88	1.04	51
1.75	839	9.8	1.75	—	41	1.75	—

	19,863	7.3	$0.31	$26,209	15,132	$0.22	$21,205

The Company recognized stock-based compensation in the statement of operations as follows:

	Years Ended
	January 2,	January 1,	December 31,
	2009	2010	2010

Cost of revenue	$17	$37	$23
Research and development	161	262	295
Selling, general and administrative	498	615	485

	$676	$914	$803

The total unrecognized compensation cost related to unvested stock option grants as of January 1, 2010 and December 31, 2010 was $985 and $1,751, respectively, and the weighted average period over which these grants are expected to vest is 0.9 years and 1.32 years, respectively.

On February 16, 2011 the Board of Directors approved the grant of 255,000 options to purchase Standard Common Stock.

The Board of Directors also granted options to purchase an additional 986,500 Standard Common Stock subject to a 3,000,000 increase in the number of shares of Standard Common Stock reserved under the 2002 Plan which was approved by Stockholders on March 15, 2011.

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

Standard Common Stock reserved for future issuance is as follows:

	January 1,	December 31,
	2010	2010

Conversion of Series A-1 Preferred Stock	14,285	16,752
Conversion of Class A-1 Exchangeable Shares	5,069	2,602
Conversion of Common Exchangeable Shares	15,945	14,167
Stock options outstanding	18,139	19,863
Authorized for future stock option grants	2,324	541

Total	55,762	53,925

7.	Guarantees and Commitments

(a)	Guarantees

The Company has entered into agreements that contain features which meet the definition of a guarantee (a contract that contingently requires the Company to make payments (either in cash, financial instruments, other assets, common shares of the Company or through the provision of services) to a third party based on changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, liability or an equity security of the other party). The Company has the following guarantees that are subject to disclosure:

(i)	As at December 31, 2010 the Company is contingently liable under a letter of guarantee in the amount of CDN$150 for credit facilities for Company credit cards.

(ii)	In the normal course of business, the Company and its subsidiaries enter into lease agreements for facilities or equipment. It is common in such commercial lease transactions for the Company or its subsidiaries as the lessee to agree to indemnify the lessor and other related third parties for liabilities that may arise from the use of the leased assets. The maximum amount potentially payable under the foregoing indemnities cannot be reasonably estimated. The Company has liability insurance that relates to the indemnifications described above.

Historically, the Company has not made any significant payments related to the above-noted guarantees and indemnities and accordingly, no liabilities have been accrued in the financial statements.

(b)	Operating Leases

The Company has entered into operating lease agreements for office space in the U.S., Hong Kong, China and Canada that expire between 2011 and 2013. The Company has also entered into rental commitments for computer aided design tools that expire between 2011 and 2013. The future rental commitments and minimum lease payments excluding operating costs on office leases are approximately as follows at December 31, 2010:

2011	$1,552
2012	703
2013	595

Total minimum payments	$2,850

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

Total rent expense, including operating costs, associated with these operating leases for the fiscal years 2008, 2009 and 2010 were $1,031, $895 and $946, respectively.

In January 2011, the Company renewed its Andover, MA lease through June 2016. Future minimum annual payments under the operating lease for the years 2011, 2012, 2013, 2014 and 2015 and thereafter are approximately $0, $167, $211, $217 and $335, respectively.

(c)	Government Funding

In March 2010, the Company signed an agreement with the Government of Ontario which provides for a conditional grant of up to $6,983 (CDN$7,035) over a period of 5 years under the government’s Next Generation of Jobs Fund. The grant is intended to fund 15% of eligible costs (primarily research and development labor, material and overhead) over the next 5 years to develop advanced semiconductor components. In the event the Company does not meet certain hiring and spending criteria over the next five years, a pro rata amount of monies received may become repayable at the end of 5 years. The Company accounts for the funding as a reduction of the related research and development expense as the eligible spending is incurred.

The Company has also secured other research and development funding that may be repayable if certain criteria are not met such as ownership of the intellectual property and continuation or material change of the scheduled project.

If repayment of any funding is required the Company will account for it in the period when repayment is probable by accruing a liability.

8.	Income Taxes

For financial reporting purposes, “Income (loss) before income taxes” included the following components:

	Year Ended	Year Ended	Year Ended
	January 2,	January 1,	December 31,
	2009	2010	2010

Domestic income (loss)	$(10,538)	$1,634	$(3,298)
Foreign income (loss)	6,755	(5,990)	7,827

Income (loss) before income tax	$(3,783)	$(4,356)	$4,529

Significant components of income taxes are as follows:

	Year Ended	Year Ended	Year Ended
	January 2,	January 1,	December 31,
	2009	2010	2010

Current tax:
Domestic	$—	$—	$—
Foreign	17	21	29

	17	21	29

Deferred tax:
Domestic	—	—	—
Foreign	—	—	(2,544)

	—	—	(2,544)

Total	$17	$21	$(2,515)

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

Income tax recovery varies from the amount that would be computed by applying the enacted income tax rates for the period to loss before income taxes, as follows:

	Year Ended	Year Ended	Year Ended
	January 2,	January 1,	December 31,
	2009	2010	2010

Federal statutory rate	34%	34%	34%
Provision at statutory rate	$(1,286)	$(1,481)	$1,540
State income taxes (net of federal benefit)	(632)	98	(198)
Stock-based compensation	126	143	162
Change in valuation allowance	(4,396)	3,800	(1,547)
Adjustment to deferred tax asset for change in exchange rates	7,598	(3,952)	(778)
Difference between current and future tax rates	7	(39)	604
Change in foreign enacted rates	420	2,366	302
Foreign tax rate differential	(480)	281	(821)
Research and development tax credits	(1,090)	(1,409)	(1,938)
Other	(250)	214	159

	$17	$21	$(2,515)

The tax effects of the items that give rise to significant portions of the deferred tax asset are as follows:

	January 1,	December 31,
	2010	2010

Deferred tax asset:
Operating loss carryforwards	$17,337	$16,376
Research and development expense carryforwards	5,770	5,335
Ontario harmonization credit	1,338	1,242
Investment tax credit carryforwards	5,098	6,753
Property and equipment	9,741	10,429
Stock-based compensation	346	496
Other items	4	—

Total gross deferred tax asset	39,634	40,631
Valuation allowance	(39,634)	(38,087)

Net deferred taxes	$—	$2,544

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

The Company has operating loss carryforwards available to be applied against income and which expire as follows:

	United	United
	States	Kingdom	Total

2019	$61	$—	$61
2020	543	—	543
2021	2,088	—	2,088
2022	2,534	—	2,534
2023	1,738	—	1,738
2024	5,110	—	5,110
2025	3,694	—	3,694
2026	2,260	—	2,260
2027	1,840	—	1,840
2028	65	—	65
2029	1,813	—	1,813
2030	1,982	—	1,982
Indefinite	—	25,499	25,499

	23,728	$25,499	49,227

In addition, the Company has research and development expense carryforwards available to be applied against Canadian income and investment tax credit carryforwards available to reduce Canadian income taxes payable in the future which expire as follows:

	Research and	Investment
	Development	Tax Credits

2018	$—	$226
2020	—	402
2021	—	542
2022	—	117
2023	—	90
2024	—	249
2025	—	404
2026	—	425
2027	—	1,395
2028	—	1,783
2029	—	1,437
2030	—	1,355
Indefinitely	19,298	—

	$19,298	$8,425

The Company recorded a full valuation allowance against its net deferred tax assets at January 2, 2009 and January 1, 2010. In determining the need for a valuation allowance, management reviewed all available evidence pursuant to the requirements of ASC 740. The determination of recording or releasing tax valuation allowances is made, in part, pursuant to an

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

assessment performed by management regarding the likelihood that the Company will generate sufficient future taxable income against which benefits of the deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to the Company’s ability to generate revenue, gross profits, operating income and taxable income in future periods. Amongst other factors, management must make assumptions regarding overall current and projected business and semiconductor industry conditions, operating efficiencies, the Company’s ability to timely develop, introduce and consistently manufacture new products to customers’ specifications, acceptance of new products, customer concentrations, technological change and the competitive environment which may impact the Company’s ability to generate taxable income and, in turn, realize the value of the deferred tax assets. Significant cumulative operating losses in 2009 and prior years and significant economic uncertainties in the market made the Company’s ability to project future taxable income highly uncertain and volatile at January 1, 2010. Therefore the Company concluded as of January 1, 2010 that it was not more likely than not that its net deferred tax assets would be realized.

As of the fourth quarter of 2010, the Company has recorded cumulative earnings in the past three years in one foreign tax jurisdiction where the Company operates. Additionally by the end of fiscal 2010 visibility into the future was such that management concluded the recent trend of profitability in this tax jurisdiction would more likely than not continue. Based on these facts management reassessed the need for a valuation allowance at December 31, 2010 and concluded that a change in circumstances had occurred. Management determined that, based on the Company’s prospects and business outlook, it was reasonable to conclude that it is more likely than not that a portion of the Company’s deferred tax assets in this tax jurisdiction will be realized. Accordingly, the Company released a portion of the valuation allowance in the amount of $2,544 recorded against its deferred tax assets based on the weight of positive evidence that existed at December 31, 2010. Significant judgment is required to determine the timing and extent of a valuation allowance release and the Company’s ability to utilize deferred tax assets will continue to be dependent on the ability to generate sufficient taxable income in future periods.

Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company’s United States net operating loss carryforwards may be limited if a cumulative change in ownership of more than 50% occurs. The Company had one change of ownership in December 2002 resulting in an annual net operating loss limitation. The annual limitation from the change in ownership in December 2002 will not cause a loss of net operating loss carryforwards. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various tax authorities.

The FASB has established authoritative guidance to create a single model to address accounting for uncertain tax positions. This guidance clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. The guidance also provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting for interim periods, disclosures and transition relating to the adoption of the new accounting standard. At January 1, 2010 and December 31, 2010 the unrecognized tax benefit was $Nil. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next twelve months.

The Company is subject to audits for domestic and foreign income tax from various tax authorities. The Company is generally no longer subject to income tax examination by tax authorities for the years prior to 2004.

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

9.	Fair Value Measurements

Effective December 29, 2007, the Company determines the fair market values of its financial instruments based on the fair value hierarchy established in topic ASC 820-10 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value. These levels are:

•	Level 1 — inputs are based upon unaudited quoted prices for identical instruments traded in active markets.

•	Level 2 — inputs are based on quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model based techniques that include option-pricing models, discounted cash flow models and similar techniques.

Cash and cash equivalents are classified as Level 1. There were no items classified in Level 2 or 3 for any periods presented.

10.	Concentration of Credit and Other Risks and Significant Customers

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash with what management believes are high credit quality financial institutions. At times, such deposits may be in excess of insured limits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

The Company markets its products to original equipment manufacturers and original design manufacturers throughout the world. The Company makes periodic evaluations of the credit worthiness of its customers and does not require collateral for credit sales. The Company has not had any significant bad debt expense since inception.

Customers representing greater than 10% of revenue for each of the periods are as follows:

	Years Ended
	January 2,	January 1,	December 31,
	2009	2010	2010

Percentage of revenue:
Customer 1	11%	27%	26%
Customer 2	12%	18%	27%
Customer 3	27%	15%	10%
Customer 4	22%	15%	*
Customer 5	13%	14%	15%

*	Represents less than 10% of the revenue for the respective period

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

Customers whose balance represents greater than 10% of accounts receivable is as follows:

	January 1,	December 31,
	2010	2010

Percentage of accounts receivable:
Customer 1	22%	26%
Customer 2	27%	22%
Customer 3	16%	13%
Customer 4	*	*
Customer 5	22%	20%

*	Represents less than 10% of the revenue or accounts receivable for the respective period

Substantially all of the Company’s revenue is derived from foreign countries, primarily Asia.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely development of new or enhanced products, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on assembly and test subcontractors, independent distributors, and third party foundry wafer suppliers. In particular the Company is dependent on IBM Microelectronics and WIN Semiconductor for wafers to meet its volume shipments.

11.	Credit Facilities

On August 27, 2010 the Company amended its October 15, 2009 $7.5 million credit facility. The amended credit facility of $12.0 million consists of a $10.0 million demand facility and a $2.0 million term loan facility. The demand facility is available at the lender’s U.S. prime rate plus 0.50% and is subject to a borrowing limit of up to specified percentages of certain accounts receivable balances. The $2.0 million term loan facility is repayable over a maximum of three years at either a variable interest rate of the lender’s Canadian prime rate plus 2.10% or a fixed interest rate determined on the borrowing date. The amended credit facility is secured by a general security agreement covering all of the Company’s personal property and is subject to a Debt to EBITDA requirement of no greater than 3.0 to 1, calculated on a rolling four quarters basis. No amounts were outstanding under the facility at January 1, 2010 and December 31, 2010.

12.	Segment Information

The Company operates in one segment related to the design, development and sale of radio frequency semiconductors for wireless applications. The Company’s chief operating decision-maker is its chief executive officer, who reviews operating results on an aggregate basis and manages the Company’s operations as a single operating segment.

The following table presents revenue and long-lived asset information based on geographic region. Revenue is based on the geographic location of the distributors or customers who purchased

SiGe SEMICONDUCTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands of U.S. dollars and shares, except per share amounts.)

the Company’s products, which may differ from the geographic location of the end customers. Long-lived assets include property and equipment and are based on the physical location of the assets.

	United			China/			Rest of
	States	Canada	Malaysia	HK	Taiwan	Japan	World	Total

Net revenue:
2008	295	38	—	50,519	19,104	22,293	4,672	96,921
2009	102	—	11	41,922	22,867	12,973	4,727	82,602
2010	249	38	31	44,517	42,054	11,340	5,089	103,318
Long-lived assets:
January 1, 2010	335	1,173	1,062	513	—	—	82	3,165
December 31, 2010	400	980	1,833	328	—	—	110	3,651

13.	Subsequent Events

The Company has evaluated subsequent events to the date the financial statements are available to be issued at March 18, 2011.

SiGe SEMICONDUCTOR, INC.

Schedule II

Valuation and Qualifying Accounts

	Balance at			Balance at
	beginning of	Provision/		end of
	period	(recoveries)(1)	Deductions	period

Inventory reserve
Year ended January 2, 2009	$3,181	$(288)	$—	$2,893
Year ended January 1, 2010	2,893	(384)	(230)	2,279
Year ended December 31, 2010	2,279	210	(30)	2,459

Note (1):	Amounts charged or credited to cost of revenue in the Consolidated Statement of Operations.

     Shares

Common Stock

Prospectus
          , 2011

Barclays Capital	Deutsche Bank Securities

RBC Capital Markets	Needham & Company, LLC	Canaccord Genuity	Raymond James

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Market initial listing fee.

Total

Securities and Exchange Commission registration fee		$10,250
FINRA filing fee		$14,875
NASDAQ Global Market initial listing fee	$	*
Blue sky qualification fees and expenses	$	*
Printing and engraving expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous	$	*

Total	$

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

The Registrant’s amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

The Registrant’s amended and restated by-laws, which will become effective upon the completion of this offering, provide for the indemnification of officers, directors and third parties acting on the Registrant’s behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to the Registrant’s best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

The Registrant is entering into indemnification agreements with each of its directors, in addition to the indemnification provisions provided for in its charter documents, and the Registrant intends to enter into indemnification agreements with any new directors in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of the Registrant and its executive officers and directors, and indemnification of the underwriters by the Registrant, for certain liabilities, including liabilities arising under the Securities Act of 1933.

The Registrant intends to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act.

Grants and Exercises of Stock Options

Since March 18, 2008, we have granted stock options to purchase an aggregate of 6,632,000 shares of our common stock, with 3,809,500 of such stock options having an exercise price of $0.21 per share, 742,000 of such stock options having an exercise price of $1.04 per share and 2,080,500 of such stock options having an exercise price of $1.75 per share, to employees, directors and consultants pursuant to our 2002 Stock Plan. Since March 18, 2008, we have issued and sold an aggregate of 534,385 shares of our common stock upon exercise of stock options granted pursuant to our 2002 Stock Plan for aggregate consideration of $67,510. The issuances of common stock upon exercise of the options were exempt either pursuant to Rule 701, as a transaction pursuant to a compensatory benefit plan, or pursuant to Section 4(2) of the Securities Act, as a transaction by an issuer not involving a public offering. The shares of common stock issued upon exercise of options are deemed restricted securities for the purposes of the Securities Act.

Issuances of Capital Stock

On April 1, 2010, we issued an aggregate of 1,712,516 shares of Series A-1 Preferred Stock to two stockholders in exchange for an equal number of Class A-1 Exchangeable Shares of our subsidiary SiGe Semiconductor Inc. held by those stockholders. On December 10, 2010, we issued 754,491 shares of Series A-1 Preferred Stock and 1,777,761 shares of Common Stock to a stockholder in exchange for an equal number of Class A-1 Exchangeable Shares and Common Exchangeable Shares, respectively, of our subsidiary SiGe Semiconductor Inc. held by that stockholder. The issuances of Series A-1 Preferred Stock were exempt pursuant to Section 4(2) of the Securities Act (and/or Regulation D promulgated thereunder) as a transaction by an issuer not involving a public offering. The shares of Series A-1 Preferred Stock are deemed restricted securities for the purposes of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

(b) Financial Statement Schedule.

The financial statement schedule can be found in the consolidated financial statements section of this registration statement under the heading “Schedule II — Valuation and Qualifying Accounts” and is incorporated herein by reference.

Item 17.	Undertakings

The Registrant hereby undertakes that:

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(a) The Registrant will provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(c) For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 3 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Andover, Commonwealth of Massachusetts, on the 18 day of March, 2011.

SIGE SEMICONDUCTOR, INC.

By:	/s/ Sohail A. Khan
Sohail A. Khan
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed by the following persons in the capacities indicated below on the 18 day of March, 2011.

Signature	Title

/s/ Sohail A. Khan Sohail A. Khan	President, Chief Executive Officer (Principal Executive Officer) and Director

/s/ William H. Burke William H. Burke	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)

* Theodore Shlapak	Chairman of the Board of Directors

* Bill Byun	Director

* Patrick DiPietro	Director

*	Pursuant to power of attorney

By:	/s/ Sohail A. Khan Sohail A. Khan Attorney-in-fact

The person whose individual signature appears below hereby authorizes and appoints Sohail A. Khan and William H. Burke, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney in fact and agent to act in his name, place and stead and to execute in the name and on behalf of such person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys in fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following person in the capacity indicated below on the day of 18 March, 2011.

Signature	Title

/s/ Matthew S. Engel Matthew S. Engel	Director

EXHIBIT INDEX

Exhibit No.		Description

1	.1*	Form of Underwriting Agreement
3	.1*	Form of Second Amended and Restated Certificate of Incorporation of the Registrant
3	.2*	Form of Third Amended and Restated Certificate of Incorporation of the Registrant
3	.3*	Form of Amended and Restated By-laws of the Registrant
4	.1*	Specimen Common Stock Certificate
5	.1*	Opinion of Goodwin Procter LLP
10	.1*	2011 Employee Stock Purchase Plan
10	.2*	2011 Stock Option and Incentive Plan and forms of award agreements
10.3		2002 Stock Plan
10	.4**	Forms of Award Agreements under 2002 Stock Plan
10	.5*	Employment Agreement with Sohail A. Khan, as amended
10	.6*	Employment Offer Letter with William H. Burke, as amended
10	.7*	Employment Offer Letter with George W. Haberlin, as amended
10	.8*	Employment Offer Letter with Peter L. Gammel, as amended
10	.9*	Employment Offer Letter with Alistair P. Manley, as amended
10	.10*	Incentive Stock Option Agreement between Sohail A. Khan and the Registrant, dated as of December 27, 2007, as amended
10	.11**	Amended and Restated Investor Rights Agreement
10	.12*	Form of Indemnification Agreement
10	.13**	Credit Facility Agreement, dated October 15, 2009, by and among Royal Bank of Canada (as Bank), SiGe Semiconductor Inc., a Canadian corporation (as Borrower), and the Registrant and SiGe Semiconductor Canada, a Canadian general partnership (as Guarantors)
10.14		Office Lease, dated January 31, 2011, by and between Transwestern Brickstone Square, L.L.C. and Registrant for certain premises at 200 Brickstone Square, Andover, Massachusetts
10	.15**	Net Office Lease, dated October 4, 2005, by and between Merkburn Holdings Limited and SiGe Semiconductor Inc., a Canadian corporation, for certain premises at 1050 Morrison Drive Ottawa, Ontario K2H 8S9
10	.16#	Payment Agreement, dated as of July 28, 2010
10	.17**	Conditional Grant Agreement, dated August 17, 2009, by and between Her Majesty the Queen in Right of the Province of Ontario and SiGe Semiconductor Inc., a Canadian corporation
10	.18**	Lease, dated July 7, 2010, by and between Hong Kong Science and Technology Parks Corporation and SiGe Semiconductor (Hong Kong) Limited, for certain premises at No. 8 Science Park West Avenue, Phase Two, Hong Kong Science Park, Pak Shek Kok, Tai Po, New Territories, Hong Kong
10	.19**	Amendment, dated August 27, 2010, to Credit Facility Agreement, dated October 15, 2009, by and among Royal Bank of Canada (as Bank), SiGe Semiconductor Inc., a Canadian corporation (as Borrower), and the Registrant and SiGe Semiconductor Canada, a Canadian general partnership (as Guarantors)
10.20		Amendment and Waiver, dated March 15, 2011, to the Amended and Restated Investor Rights Agreement
21.1		List of Subsidiaries of the Registrant
23.1		Consent of KPMG LLP, Independent Registered Public Accounting Firm
23	.2*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney (included on signature page)

*	To be filed by amendment.

**	Previously filed.

#	Confidential treatment has been requested for certain provisions of this Exhibit. Such provisions have been omitted and filed separately with the Securities and Exchange Commission.